AEM SPA

QUARTERLY REPORT AT SEPTEMBER 30, 2005

AEM GROUP

Approved by the Board of Directors of November 14, 2005

ꞒONTENTS

'he AEM Group	5
ₖey figures of the AEM Group	7
ₓEM stock performance	9
:orporate bodies	11
ᵢignificant events occurred during the first nine months of 2005	13
)irectors' report on operations	15
ᵢummary of results, assets and liabilities and financial position of the AEM Group	17
ᵢubsequent events	24
·Dutlook for operations	26
Ꞓonsolidated financial statements	27
ʒalance sheet	28
·ncome statement	30
Ꞩtatement of cash flow	32
Ꞩtatement of changes in net financial position	33
Ꞩtatement of changes in Group shareholders' equity	34
Balance sheet Sources/Applications	35
Notes to the financial statements	37
The regulatory framework and the adoption of international accounting standards (IAS/IFRS)	39
General information	41
Scope of consolidation	41
Consolidation policies and procedures	42
Accounting policies	43
Notes to the consolidated financial statements	53
Balance sheet	53
Income statement	73
Attachments to the consolidated financial statements	81
Attachment no. 1 - Statement of changes in property, plant and equipment	82
Attachment no. 2 - Statement of changes in intangible assets	83
Attachment no. 3 - List of companies included in the consolidated financial statements and of other investments	84
The impacts of the transition to IFRS on the Group's net financial position at September 30, 2004	85
Reconciliation of shareholders' equity	86
Reconciliation of income statement	90
Analysis of the main sectors of activity	93
Results sector by sector	95
Energy balance	97
Main sectors of business	99
National energy scenario	100
Electricity generation	101
Networks	110
Market	128
Services	142

Other information: 144
Treasury shares *144*
EC infringement procedure *144*
Risk management *146*
Derivatives *150*
Derivatives Delmi Group/Edison Group *151*
Differential contracts *152*
Covenants *154*
Concessions held by the AEM Group *156*
Concessions of the Delmi Group/Edison Group *157*
Other commitments and risks of the Delmi Group/ Edison Group *161*
Update of the principal outstanding legal and tax disputes of the Delmi Group/Edison Group *162*

Financial statements of the parent company AEM S.p.A. 165
Balance sheet Sources/Applications AEM S.p.A. 166
Reclassified income statement AEM S.p.A. 167
Statement of cash flow AEM S.p.A. 168
Change in net financial position AEM S.p.A. 169

The AEM Group at September 30, 2005


AEM SPA
99.99%
Aem Elettricità Spa
99.99%
Aem Gas Spa
99.99%
Aem Trasmissione Spa
71.44%
Serenissima Gas Spa (*)
100%
Metroweb Spa
100%
Aem Trading Srl
99.99%
Aem Energia Spa
100%
Aem Calore&Servizi Spa
71.44%
Serenissima Energia Srl (**)
40%
Plurigas Spa
51%
Delmi Spa
50%
Transalpina Di Energia Srl
63.34%
Edison Spa
Aem Service Srl
49%
e-Utile Spa
49%
Malpensa Energia Srl
41.11%
Mestni Plinovodi d.o.o.
37%
Zincar Srl
35.76%
Società Servizi Valdisotto Spa
55%
Valdisotto Energia Srl
35%
Alagaz Spa
30%
Ecodeco Srl
20%
Edipower Spa (***)
17.49%
AGAM Monza Spa
5.76%
Atel Aar e Ticino SA di Elettricità
Sectors of activity
Networks
Market
Delmi Group
Services
Other equity investments

(*) AEM S.p.A. holds 79.4% of Serenissima Gas S.p.A., net of own shares.

(**) Another 10% of Serenissima Energia S.r.l. in held indirectly through Serenissima Gas S.p.A..

(***) The percentage shown here assumes that all of the option rights are exercised.

Key figures of the AEM Group

Income statement (millions of euro)	09.30.2005	09.30.2004	3rd Qtr. 2005	3rd Qtr. 2004
Revenues	1,456.4	1,312.1	396.9	379.3
Operating costs	-972.8	-807.2	-281.1	-250.6
Labour costs	-110.9	-108.9	-35.3	-34.6
Gross profit from operations	**372.7**	**396.0**	**80.5**	**94.1**
Depreciation and amortisation, provisions and writedowns	-147.3	-119.0	-41.5	-42.8
Profit from operations	**225.4**	**277.0**	**39.0**	**51.3**
Financial costs	5.5	-45.4	-11.5	-17.0
Share of results of companies carried at equity	0.7	0.1	0.8	0.0
Gains (losses) on disposal of property, plant and equipment	-1.5	9.6	-0.5	-0.8
Profit before tax	**230.1**	**241.3**	**27.8**	**33.5**
Income tax expense	-62.2	-77.5	-5.8	-7.5
Minority interests	-1.3	-0.4	-0.4	0.0
Group net profit for the period	**166.6**	**163.4**	**21.6**	**26.0**
Gross profit from operations/Net revenues	**25.6%**	**30.2%**	**20.3%**	**24.8%**

Financial position (millions of euro)	09.30.2005	09.30.2004
Operating cash flow	934.4	184.8
Net capital expenditure	-6,547.6	-153.3
Free cash flow	-5,613.2	31.5

Balance sheet (millions of euro)	09.30.2005	12.31.2004
Capital employed, net	9,158.3	3,367.3
Equity pertaining to the Group and minority interests	3,663.9	1,385.2
Consolidated net financial position	-5,494.4	-1,982.1
Consolidated net financial position/Equity pertaining to the Group and mino	1.50	1.43
Consolidated net financial position / Shareholders' equity AEM S.p.A.	2.73	0.97
Consolidated net financial position/Market cap	1.70	0.71

Main operating figures	09.30.2005	09.30.2004
Customers served (in thousands)	1,713	1,745
Employees (average number for the period)	2,782	2,914
Electricity distributed (in millions of kWh)	5,600	5,454
Electricity sold (in millions of kWh)	11,039 (**)	10,289 (**)
Natural gas distributed (in millions of cubic meters)	849	842
Natural gas sold (in millions of cubic metres)	744 (**)	752 (**)
Heat sold (in millions of kWht)	256 (*)	235 (*)

(*) Net of heat sold to customers under heat management contracts.

(**) Including sales to Group companies when they are end-customers

Key figures of AEM S.p.A.	09.30.2005	12.31.2004
Share capital (euro)	936,024,648	936,024,648
Number of ordinary shares (par value 0.52 euro)	1,800,047,400	1,800,047,400
Number of treasury shares (par value 0.52 euro)	14,841,850	22,751,455

Key rates and prices	09.30.2005	09.30.2004
Average 3-month Euribor	2.132%	2.087%
Average price of Brent 1 crude (for first nine months) (US$/bbl)	53.540	36.320
Average exchange rate €/$ (*)	1.26	1.23

(*) Source: Italian Foreign Exchange Office

AEM on the Stock Exchange

Market capitalisation at 06/30/2005: € 2,968 m

Average market capitalisation in 2004: € 2,774 m

Average volumes 1st half 2005: 6,231,839

Average volumes in 2004: 2,826,170

Market data (euro per share)	
Placement price (7/98)	0.8625
Average price in 2004	1.5413
Average price in 1st half 2005	1.7091
High of 1st half 2005	1.9190
Low of 1st half 2005	1.5520
Number of shares (m)	1.800


AEM Dividend
Euro
0,060
0,050
0,040
0,030
0,020
0,010
0,000
0,041
0,042
0,042
0,05
0,053
2000
2001
2002
2003
2004

In June 2005 AEM distributed a dividend of € 0.053 per share: in the last 4 years the dividend è has grown by an average of 6.6% per year.


AEM and the Mibtel
(index 1/7/04= 100)
Volumes
30000000
25000000
20000000
15000000
10000000
5000000
0
Index
140
130
120
110
100
90
80
AEM
01/07/2004
29/09/2004
29/12/2004
01/04/2005
30/06/2005
Volumes
AEM
Mibtel

Aem forms part of the following indices:

- MIDEX
- DJ STOXX
- DJ EUROSTOXX
- FTSE

Indici etici:

- FTSE4Good
- Ethibel Sustainability
- Axia Ethical

Source: Bloomberg

Corporate bodies

Board of Directors

Chairman and Managing Director
Giuliano Zuccoli

Deputy Chairman
Alberto Sciumè

Directors
Dario Cassinelli
Luigi Galassi
Mario Mauri
Paolo Oberti
Francesco Randazzo
Aldo Scarselli
Antonio Taormina

Board of Statutory Auditors

Chairman
Alfredo Fossati

Acting Statutory Auditors
Salvatore Rino Messina
Luigi Carlo Spadacini

Substitute Statutory Auditors
Renato Ravasio
Giovanni Nicola Rocca

Independent Auditors
Reconta Ernst & Young S.p.A.

Significant events during the first nine months of 2005

Adoption of international accounting standards (IAS/IFRS)
The quarterly report has been prepared in accordance with IAS/IFRS. The AEM Group adopted International Financial Reporting Standards in 2004, a date of the transition to IAS/IFRS being January 1, 2004, with the exception of IAS 32 and 39 which were adopted in 2005 (transition date: January 1, 2005. The last consolidated financial statements prepared in accordance with Italian generally accepted accounting principles (GAAP) were those at December 31, 2004.
As required by IFRS 1 and art. 81 of Issuers' Regulation 11981/1999, adopted by CONSOB Resolution 14990 of April 14, 2005, this document, which is published as a supplement to the 2005 half-yearly report, provides reconciliations between the figures shown previously according to Italian GAAP and those restated according to IFRS, accompanied by notes commenting on the adjustments.

Sale of the investment in Zincar S.r.l.
On March 9, 2005, AEM S.p.A. sold 51% of Zincar S.r.l. to the Municipality of Milan. On June 16, 2005, AEM S.p.A. sold a further 12% of the share capital to Unione del Commercio del Turismo dei Servizi e delle Professioni of the Province of Milan. As a result, at June 30, 2005, AEM S.p.A. held 37% of Zincar S.r.l.

Sale of a business by AEM Calore & Servizi S.p.A.
On April 1, 2005 AEM Calore & Servizi S.p.A. sold to Cofathec S.p.A, a business involved in heat and facility management in areas other than metropolitan Milan. The business consisted of a portfolio of 93 active contracts worth a total of 106 million euro.

Purchase of an investment in Ecodeco S.r.l.
On April 22, 2005, AEM S.p.A. completed the acquisition of 30% of Ecodeco S.r.l., an industrial holding company belonging to the Ecodeco Group which operates in Italy, Great Britain and Spain in the production of electricity from waste incineration and biogas, as well as in the treatment and disposal of waste.
The value of the acquisition, 69 million euro, will be paid by AEM S.p.A. partly by ceding 7,909,605 treasury shares and, for the rest, by subscribing a reserved increase in capital and a stockholder's loan for a total of 55 million euro.
The agreement gives AEM S.p.A. a call option to buy the entire share capital of Ecodeco S.r.l., which can be exercised on predetermined dates during the three-year period 2006-2008.

Increase in capital and stipulation of agreements for the participation of industrial and financial partners in the capital of Delmi S.p.A.
On March 23, 2005 AEM Delmi S.r.l. became a joint-stock company with the name of Delmi S.p.A., increasing its share capital from 10 thousand euro to 120 thousand euro. On April 1, 2005 AEM S.p.A. sold to Hydroelectric Altoatesina S.p.A., a company controlled by the Province of Bolzano, 6,000 shares in Delmi S.p.A., equal to 5% of the share capital.
On July 18, 2005, AEM S.p.A., Enìa S.p.A., Società Elettrica Altoatesina-SEL S.p.A. ("SEL"), Dolomiti Energia ("DE"), Mediobanca-Banca di Credito Finanziario S.p.A. ("Mediobanca"), Banca Popolare di Milano S.c.ar.l. ("BPM") and Fondazione Cassa di Risparmio di Torino ("CRT") stipulated an investment agreement and a shareholders' agreement relating to Delmi S.p.A.
The capital of Delmi S.p.A. is therefore held as follows: AEM holds 51%, Enìa 15%, SEL 10%, DE 10%, Mediobanca 6%, CRT 5% and BPM 3%.

Agreement with Eléctricitè de France (EdF) to buy joint control of Edison S.p.A.
On May 12, 2005 AEM S.p.A. and EdF reached agreement to buy joint control of Edison S.p.A., through the subsidiaries Delmi S.p.A. and WGRM Holding 4 S.p.A..
The acquisition will take place through a company set up specifically for this purpose called Transalpina di Energia S.r.l. (TdE).
Subsequently, TdE will launch an obligatory takeover bid for Edison's ordinary shares as required by law. At the same time, a voluntary takeover bid will also be launched for the warrants issued by Edison and convertible into Edison ordinary shares.
AEM S.p.A. will finance its share of the acquisition by means of bank borrowings.

Sale of Fastweb S.p.A.
On June 28, 2005 AEM S.p.A. sold 6,696,424 Fastweb ordinary shares (8.4% of the share capital).

The European Commission authorises the acquisition of joint control over Edison S.p.A.
On August 12, 2005 the European Commission gave its approval, in accordance with EU regulations on the supervision of business combinations, for EDF S.A. and AEM S.p.A. to acquire joint control of Edison S.p.A. through Transalpina di Energia S.r.l., a company that is owned 50/50 by the EDF Group and Delmi S.p.A.

Acquisition of joint control of Edison S.p.A.
On September 16, 2005 Transalpina di Energia S.r.l. acquired from Italenergia Bis S.p.A. 2,631,976,000 ordinary shares of Edison S.p.A., representing as of that date 63.34% of the ordinary share capital, and 240,000 Edison warrants convertible into Edison ordinary shares, at a price of 1.55 euro per share and 0.59 euro per warrant for a total outlay of some 4,080 million euro. This amount was financed for 2,880 million euro by means of an increase in capital subscribed and paid in by the shareholders of TdE, and for the rest by means of a 7-year bank loan. As a result of this acquisition, TdE will launch an obligatory takeover bid for the ordinary shares of Edison. At the same time, a voluntary takeover bid will also be launched for the warrants issued by Edison and convertible into Edison ordinary shares.

Directors' report on operations

Summary of results, assets and liabilities and financial position

AEM Group

Results

(in millions of euro)	09/30/05	09/30/04	Changes %	3rd Qtr 2005	3rd Qtr 2004	Changes %
Total revenues	**1,456.4**	**1,312.1**	**11.0**	**396.9**	**379.3**	**4.6**
Revenues from sales	1,244.7	1,123.6	10.8	365.7	336.5	8.7
Other revenues	211.7	188.5	12.3	31.2	42.8	(27.1)
Operating costs						
Labour costs	(110.9)	(108.9)	1.8	(35.3)	(34.6)	2.0
Gross profit from operations	**372.7**	**396.0**	**(5.9)**	**80.5**	**94.1**	**(14.5)**
Depreciation and amortisation	(111.3)	(101.6)	9.5	(38.3)	(35.5)	7.9
Provisions and writedowns	(36.0)	(17.4)	106.9	(3.2)	(7.3)	(56.2)
Profit from operations	**225.4**	**277.0**	**(18.6)**	**39.0**	**51.3**	**(24.0)**
Financial costs	5.5	(45.4)	112.1	(11.5)	(17.0)	32.4
Share of results of companies carried at equity	0.7	0.1	600.0	0.8	0.0	n.s.
Gains (losses) on disposals	(1.5)	9.6	(115.6)	(0.5)	(0.8)	(37.5)
Income before taxes	**230.1**	**241.3**	**(4.6)**	**27.8**	**33.5**	**(17.0)**
Income tax expense for the period	(62.2)	(77.5)	(19.7)	(5.8)	(7.5)	(22.7)
Minority interests	(1.3)	(0.4)	225.0	(0.4)	0.0	n.s.
Group net profit for the period	**166.6**	**163.4**	**2.0**	**21.6**	**26.0**	**(16.9)**

Consolidated revenues of the AEM Group at September 30, 2005 come to 1,456.4 million euro, a 11% increase on the same period of 2004 (1,312.1 million euro).

This trend is principally attributable to a significant increase in the volumes of electricity sold and higher unit revenues on the energy products marketed by the AEM Group, which to a certain extent incorporated the price trends on international raw material markets.

The sale of electricity reached, at September 30, 2005, 11,039.4 million kWh, 7.3% higher compared with the corresponding period of the previous year. The sale of electricity on the IPEX (Italian Power Exchange), which started on April 1, 2004, absorbed 3,013 million kWh (1,329.8 million kWh in the period April-September 2004) while sales to eligible end-customers and to wholesalers amounted to 4,472.9 million kWh (-14.8%). Sales to captive customers 3,553.5 million kWh (-4.3%).

Demand was met (before losses) thanks to our own production of 6,096.1 million kWh (7,110 million kWh at September 30, 2004), purchases from third-party producers of 312.8 million kWh (947.9 million kWh in the corresponding period of 2004), purchases on the IPEX of 1,164.4 million kWh, and supplies from Acquirente Unico S.p.A. of 3,788.2 million kWh to meet demand on the captive market.

At September 30, 2005, the sales of natural gas total 744.4 million cubic metres and fell by 1.1% with respect to the same period last year. Sale of heat, on the other hand, grew by 8.9%, thanks to new connections realised during the period under review.

In the field of network management, there has been marginal growth in volumes transported, which came to 849.4 million cubic metres of gas (+0.8%) and 5,599.7 million kWh of electricity (+ 2.7%).

Operating costs, amounting to 972.8 million euro, rose by 20.5% compared with September 30, 2004. The reason for this increase was partly the rising trend in raw material prices on international markets and partly the higher quantity of electricity purchased. Higher purchases of electricity from Acquirente Unico S.p.A. were required as a result of the obligation after April 1, 2004 to buy all of the power needed to meet demand from captive customers from this company, combined with a significant drop in the output of our own or contractualised power plants, mainly because of unplanned lack of availability (especially at Edipower's Chivasso, Brindisi, Sermide and Cassano d'Adda plants) and because of low rainfall.

Labour cost for the period increased by 1.8% due to contractual pay increases, as expected, coming to a total of 110.9 million euro.

The combined effect of these trends led to an 5.9% decrease in gross profit from operations, which came in at 372.7 million euro (396.0 million euro at September 30, 2004).

After charging depreciation and amortisation of 111.3 million euro (101.6 million euro at September 30, 2004), allowances to the provision for risks and charges, to the provision for bad and doubtful accounts and writedowns of non-current assets for a total of 36.0 million euro (17.4 million euro at September 30, 2004), the profit from operations came to 225.4 million euro (277.0 million euro at September 30, 2004). The increase in allowances is mainly due to provisions made for potential liabilities to social security institutions and local government authorities, while the writedown of non-current assets relates to certain receiver and sub-stations that are no longer considered functional.

The balance of financial income and costs is positive for 5.5 million euro, whereas at September 30, 2004 it was negative for 45.4 million euro. The change compared with the same period last year is mainly attributable to the gain of 50.0 million euro realised on the sale of the interest in Fastweb S.p.A..

The Group's share of the results of companies carried at equity, amounting to 0.7 million euro, includes its share of profits and losses of the associates.

Losses on the disposal of property, plant and equipment amounted to 1.5 million euro (+9.6 million euro at September 30, 2004 due to the sale of an operating location).

Income taxes for the period amount to 62.2 million euro (77.5 million euro at September 30, 2004) and take account of the deferred tax assets and liabilities on temporary differences at statutory level.

Consolidated pre-tax income for the period, net of minority interests, came to 166.6 million euro, +2.0% compared with September 30, 2004.

Assets and liabilities

In order to give a clearer picture of the changes in balance sheet items of the AEM Group at September 30, 2005, we have isolated the impact of consolidating the Delmi Group (i.e. Delmi S.p.A., Transalpina S.r.l. and Gruppo Edison S.p.A.).

<u>Net capital employed</u>
Consolidated net capital employed at September 30, 2005 amounted to 9,158.3 million euro, a rise of 5,791.0 million euro compared with December 31, 2004 due to the combined effect, prior to the consolidation of Delmi Group, of decreases in net fixed capital employed (- 58.8 million euro) and working capital (- 3.5 million euro), offset by the impact of consolidating the Delmi Group, which involved an increase in net fixed capital employed of 5,637.4 million euro and an increase in working capital of 267.2 million euro. Following the consolidation of the Delmi Group, net capital employed includes a negative balance of 51.3 million euro which reflects the net difference between the assets and liabilities disposed of by the Edison Group.

Net fixed capital employed
Before consolidating the Delmi Group, capital expenditure on property, plant and equipment, net of depreciation and other writedowns, amounted to 12.3 million euro at the end of the period under review. Investment in intangible assets, net of amortisation, increased by 36.0 million euro, mainly as a result of consolidating the goodwill of Ecodeco S.r.l., which was acquired in April 2005. Long-term financial assets show a net decrease of 88.3 million euro due to the sale of the investment in Fastweb S.p.A., partly offset by acquiring the interest in Ecodeco S.r.l. and the valuation at fair value of the investments in portfolio, including ATEL S.A.. The changes in provisions and in deferred tax assets and liabilities have reduced net fixed capital employed by 18.8 million euro.
As a result of these matters, net fixed capital employed, prior to the consolidation of the Delmi Group, fell by 58.8 million euro compared with the figure at December 31, 2004 to 3,271.0 million euro.

Consolidation of the Delmi Group involved an increase of 5,637.4 million euro, principally due to:
- 2,061.0 million euro of intangible assets;
- 4,310.4 million euro of property, plant and equipment;
- 28.5 million euro of investment property;
- 72.0 million euro of investments;
- –834.5 million euro of provisions, other receivables and deferred tax assets and liabilities.

Consolidated net fixed capital employed therefore came to 8,908.4 million euro.

Working capital
Before the consolidation of the Delmi Group, working capital at September 30, 2005 was 3.5 million lower than at December 31, 2004, mainly because of the combined effect of a reduction in short-term receivables, partially offset by a decrease in trade accounts payable.

Consolidation of the Delmi Group involved an increase of 267.2 million euro, mainly due to:

- 754.8 million euro of short-term receivables;
- –464.8 million euro of trade payables;
- 221.0 million euro of inventories;
- –243.8 million euro of investments included in current assets, other payables, accrued income and prepaid expenses and derivatives receivable/payable.

At September 30, 2005, the consolidated working capital therefore amounted to 301.2 million euro.

Sources of funds

Among the sources, consolidated shareholders' equity came to 3,663.9 million euro, an increase of 2,278.7 million euro compared with December 31 2004. This trend is the net balance of the following changes in shareholders' equity:

- distribution of dividends out of the previous year's net profit (-94.6 million euro);
- net profit for the period including the Group's share and minority interests (+164.8 million euro);
- the increase in the "IAS transition reserve" following adoption of IAS 32 and 39 from January 1, 2005, partially reduced as a result of selling the shares in Fastweb S.p.A. (for a total of +55.1 million euro);
- the increase in the "IAS reserves" which bring together all the impacts of the valuations carried out after first-time adoption of IAS/IFRS (+64.9 million euro);
- sale of the treasury shares (+12.3 million euro);
- the increase in other reserves and minority interests (+2,074.4 million euro) due to the consolidation of the Delmi Group;
- net profit for the period including the Group's share and minority interests (+1.8 million euro) deriving from the consolidation of the Delmi Group.

At September 30, 2005, consolidated gross debt due to banks, bondholders and third parties came to 5,799.5 million euro (2,203.6 million euro at December 31, 2004), versus net liquidity and financial receivables totalling 264.7 million euro (221.4 million euro at December 31, 2004) and net financial assets held for sale of 40.3 million euro (zero at December 31, 2004).

During the period under review, committed medium-term lines of credit were stipulated for a total of 2,450 million euro, with drawdowns of 565 million at September 30, 2005.

The consolidated net financial position at September 30, 2005 was negative for 5,494.4 million euro (-1,982.1 million euro at December 31, 2004), with a deterioration of 3,512.3 million euro compared with December 31, 2004 due to the combined effect of the improvement of 266 million euro before the consolidation of the Delmi Group, offset by an increase in net debt of 3,778.3 million caused by the amount paid by AEM S.p.A. for joint control of the Edison Group and consolidation of the Delmi Group.

The consolidated debt/equity ratio is 1.50.

The balance sheet situation at September 30, 2005, with comparative figures at the end of 2004, is summarised in the following schedule:

(in millions of euro)	09.30.2005	Consolidation excluding the Delmi Group 09.30.2005	Consolidation excluding the Delmi Group 30.06.2005	12.31.2004	% 05/04
Capital employed					
Net fixed capital employed	8,908.4	3,271.0	3,278.8	3,329.8	167.5
Working capital	301.2	34.0	(16.8)	37.5	703
Assets/liabilities held for sale	(51.3)			0.0	0.0
Total capital employed	**9,158.3**	**3,305.0**	**3,262.0**	**3,367.3**	**172.0**
Sources of funds					
Equity pertaining to the Group	**3,663.9**	**1,588.9**	**1,597.2**	**1,385.2**	**164.5**
Total financial position beyond one year	4,536.9	1,537.7	1,535.2	1,730.0	162
Total financial position within one year	957.5	178.4	129.6	252.1	280
Total net financial position	**5,494.4**	**1,716.1**	**1,664.8**	**1,982.1**	**177**
Total sources of funds	**9,158.3**	**3,305.0**	**3,262.0**	**3,367.3**	**172.0**

Financial situation

In order to give a clearer picture of the changes in balance sheet items of the AEM Group at September 30, 2005, we have isolated the impact of consolidating the Delmi Group (i.e. Delmi S.p.A., Transalpina S.r.l. and Gruppo Edison S.p.A.).

Before consolidation of the Delmi Group, the cash flow statement shows that current operations during the period generated funds at a consolidated level of 297.4 million euro. Compared with the previous year, operating cash flow is 112.6 million euro higher, because of the combined effect of following factors:

- the generation of funds for a total of 21.3 million euro as a result of the net change in assets and liabilities, which in the same period of 2004 absorbed funds of 80.2 million euro. This positive effect is due to better control over working capital, trade receivables in particular;
- a net profit and depreciation that were 11.1 million euro higher than in the same period last year.

Investment activities absorbed funds totalling 59.1 million (in the same period of 2004 funds absorbed amounted to 153.3 million euro). In particular, net capital expenditure amounted to 159.7 million euro, the countervalue of treasury shares sold came to 12.3 million euro and investments declined by 88.3 million euro.

Changes in shareholders' equity during the period amounted to 27.7 million euro (-88.8 million euro in the same period of 2004) due to the combined effect of an increase on application of IAS 32 and 39, and a decrease on payment of dividends by the Group (94.6 million euro).

The Group therefore generated total financial resources during the period under review, before consolidating the Delmi Group, of 266.0 million euro. In the same period of 2004 the Group absorbed funds for 57.3 million euro.

Consolidation of the Delmi Group involved an increase in the net financial position of 3,778.3 million euro.

As a result of these movements, the consolidated net financial position deteriorated by 3,512.3 million euro compared with December 31, 2004, going from -1,982.1 million euro to –5,494.4 million euro.

(in millions of euro)	Jan.-Sept. 2005	Consolidation excluding the Delmi Group Jan.-Sept. 2005	Jan.-Sept. 2004
NET FINANCIAL POSITION AT THE BEGINNING OF THE PERIOD	**(1,982.1)**	**(1,982.1)**	**(1,926.2)**
Net profit for the period	166.6	164.8	163.4
Depreciation and amortisation	111.3	111.3	101.6
Changes in assets and liabilities	656.5	21.3	(80.2)
Cash flow generated by current operations	**934.4**	**297.4**	**184.8**
Net capital expenditure on tangible, intangible and long-term financial assets	**(6,547.6)**	**(59.1)**	**(153.3)**
Change in minority interests	2,073.6	0.4	0.4
Change in equity	121.9	121.9	-
Net profit distributed	(94.6)	(94.6)	(89.1)
Cash flow generated (used) by changes in shareholders' equity	**2,100.9**	**27.7**	**(88.8)**
NET FINANCIAL POSITION AT THE END OF THE PERIOD	**(5,494.4)**	**(1,716.1)**	**(1,983.5)**

Subsequent events

Obligatory takeover bid for the ordinary shares Edison S.p.A. and voluntary takeover bid for the "Warrants on Edison ordinary shares 2007"
On 6 October 2005 Transalpina di Energia S.r.l. made an obligatory takeover bid for 1,303,010,879 Edison S.p.A. ordinary shares as well as for 7,327,455 ordinary shares potentially deriving from exercise of the options involved in the stock option plan and 14,850 shares deriving from the conversion of an equivalent number of "Warrants on Edison ordinary shares 2007" in the period between September 1 and 30, 2005, at a price of 1.86 euro per ordinary share.

On the same date, a voluntary takeover bid was launched for 923,217,142 "Warrants on Edison ordinary shares 2007" at a price of 0.87 euro per warrant.
These bids closed on October 26, 2005 with settlement on November 4, 2005.

The bids were taken up by 1,218,816,750 Edison S.p.A. ordinary shares equal to 93.01% of the shares involved in the obligatory bid and 371,389,001 warrants equal to 40.23% of the warrants involved in the voluntary takeover bid.

Because of the allocation mechanism contained in art.12.1 of the Structure Agreement stipulated on May 12, 2005 between AEM S.p.A., Delmi S.p.A., Electricitè de France (E.d.F.) and WGRM Holding 4 S.p.A., the take-up shares were split as follows:

Allocation	No. of shares	No. of warrants
to Transalpina di Energia	333,065,428	209,772,399
to WGRM Holding 4	501,312,210	161,616,602
to Mediobanca e JP Morgan*	384,439,112	
Total	1,218,816,750	371,389,001

*Mediobanca and JP Morgan were appointed by Delmi S.p.A.

On October 28, 2005 , an extraordinary shareholders' meeting of Delmi S.p.A. approved a cash increase in capital from Euro 1,176,120,000 to Euro 1,466,868,500 with a total share premium of Euro 72,687,125. The shareholders will therefore inject financial resources of Euro 363,435,625 so as to make a non-interest bearing shareholders' loan of the same amount to Transalpina di Energia S.r.l. (TdE). It is expected that this shareholders' loan will be converted into an increase in TdE's capital with a share premium.

AEM S.p.A. will subscribe its entire quota of 185,352 thousand euro by using its existing lines of credit.

A non-interest bearing shareholders' loan of the same amount has been made to TdE by WGRM Holding 4 S.p.A.

These shareholders' loans were envisaged by the Structure Agreement so as to partially finance the cost of the shares and of the warrants allocated to TdE.

At the end of the takeover bid, Transalpina di Energia S.r.l. holds 71.23 % of the ordinary share capital, subscribed and paid-in, of Edison S.p.A.

On October 31, 2005, at the end of the takeover bid for the Edison shares and warrants, Standard and Poors' reduced the credit rating of AEM's medium and long-term debt from A and A-1 to BBB and A-2, respectively.

AEM ordinary stock included in the S&P/MIB Index
Since October 31, AEM has been included in the utilities sector of the S&P/MIB, the Italian Stock Exchange's principal index. Simultaneously, the company left the MIDEX index.

Resolution no. 248/04
On October 14, the Council of State, on the appeal of the Authority for Electricity and Gas, suspended the sentence passed by the Lombardy TAR (Regional Administrative Tribunal) with which it accepted the appeal by Hera Trading against resolution no. 248/04. The judgement of merit is still awaited.
At the present moment, it does not appear that the Authority has impugned the sentences of the Lombardy TAR which accepted the appeals presented by AEM Energia, AEM Trading, Plurigas and other operators, so the resolution can still be considered cancelled.

Outlook for operations

In light of the results achieved in the first nine months of 2005, the AEM Group is expected to close the year with a higher turnover and with positive operating margins and cash flow, despite various adverse factors affecting the results, most of which are non-recurring.

Particular features of the current period include:

- a sharp rise in raw material prices on international markets which will in turn raise the purchase cost of electricity and gas, only partly offset by an increase in unit revenues, which will reduce margins as a result;
- a significant drop in the output of our own or contractualised power plants, mainly because of unplanned lack of availability (especially at Edipower's Chivasso and Brindisi plants) and because of planned stoppages for repowering.
- particularly low rainfall leading to a reduced level of hydroelectric output compared with historical averages;
- lower revenues permitted for the electricity and gas distribution business, due to the impact of the tariff measures passed by the sector Authority.

In addition, the income statement of the AEM Group will benefit from the acquisition of joint control over Edison S.p.A., which took place on September 16. In the last quarter of 2005:

- AEM will fully consolidate Delmi S.p.A. as it holds 51.0%;
- Delmi S.p.A. will in turn proportionally consolidate Transalpina di Energia S.r.l., held 50/50 with WGRM Holding 4 S.p.A. (100% owned by Edf);
- Transalpina di Energia S.r.l. will fully consolidate Edison S.p.A. as it holds 71.2%.

Consolidated financial statements

BALANCE SHEET	IAS CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2005		IAS CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005		IAS CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2004		IAS CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2004	
ASSETS								
A) NON-CURRENT ASSETS								
A1) PROPERTY, PLANT AND EQUIPMENT	**7,378,475,689**	57.60	**3,061,980,014**	64.58	**3,055,751,655**	64.48	**3,032,868,676**	69.22
Land	105,036,337		25,884,758		25,884,758		36,638,056	
Buildings	603,974,238		240,892,809		239,403,674		219,348,143	
Transferable plant and machinery	739,305,311		393,899,520		400,494,412		305,689,080	
Non-transferable plant and machinery	4,776,959,801		2,073,858,255		2,094,412,010		1,996,242,859	
Industrial and commercial equipment	11,940,940		3,770,519		4,907,671		5,267,801	
Other property, plant and equipment	21,861,970		12,816,067		13,420,149		13,422,425	
Construction in progress and advances	987,189,103		265,099,257		230,484,795		412,918,587	
Leasehold improvements	2,561,868		2,439,070		2,711,151		2,721,908	
Leased assets	129,646,121		43,319,759		44,033,035		40,619,817	
A2) INVESTMENT PROPERTY	**28,520,000**							
A3) INTANGIBLE ASSETS	**2,254,056,311**	17.60	**155,540,864**	3.28	**157,013,135**	3.31	**156,315,009**	3.57
Industrial patents and intellectual property rights	15,220,777		10,348,083		11,474,859		12,615,588	
Concessions, licences, trademarks and similar rights	182,940,622		11,654,488		11,936,493		12,172,818	
Goodwill	2,040,033,128		125,493,887		126,393,879		126,393,879	
Assets in process of formation and advances	4,519,624		6,398,452		3,274,546		578,240	
Other intangible assets	11,342,160		1,645,954		3,933,358		4,554,484	
A4) INVESTMENTS	**78,860,826**	0.62	**85,045,393**	1.79	**14,555,898**	0.31	**15,287,841**	0.35
Investments in subsidiaries	4,177,000		5,000					
Investments in associates valued at equity	74,683,826		85,040,393		14,555,898		15,287,841	
Investments in parent companies								
Investments in joint ventures								
A5) OTHER NON-CURRENT FINANCIAL ASSETS	**325,747,368**	2.54	**284,635,201**	6.00	**375,433,373**	7.92	**374,499,528**	8.55
Financial assets held for trading								
Financial assets held to maturity	1,043,597		81,097		81,097		81,097	
Loans and receivables	31,018,062		1,188,472		1,055,062		1,545,670	
- from subsidiaries	1,397,500							
- from associates	1,184,062		*1,188,472*		*1,055,062*		*1,545,670*	
- from third parties	28,436,500							
Financial assets available for sale	293,685,709		283,365,632		374,297,214		372,872,761	
Other financial assets								
A6) NON-CURRENT DERIVATIVES	**577,213**	0.00	**431,195**	0.01				
A7) DEFERRED TAX ASSETS	**217,822,798**	1.70	**152,760,165**	3.22	**116,216,539**	2.45	**88,327,875**	2.02
A8) OTHER NON-CURRENT RECEIVABLES	**181,658,561**	1.42	**1,839,421**	0.04	**1,806,131**	0.04	**2,286,596**	0.05
A9) ASSETS PERTAINING TO FUTURE PERIODS								
A10) RESTRICTED OR PLEDGED DEPOSITS	**4,500,000**	0.04						
A11) OTHER NON-CURRENT ASSETS								
TOTAL NON-CURRENT ASSETS (A)	**10,470,218,766**	81.74	**3,742,232,253**	78.93	3,720,776,731	78.52	**3,669,585,525**	83.75
B) CURRENT ASSETS								
B1) FIXED ASSETS HELD FOR SALE								
B2) INVENTORIES	**329,375,106**	2.57	**82,225,145**	1.73	**74,971,113**	1.58	**72,991,271**	1.67
Raw, ancillary and consumable materials	305,390,382		73,003,496		62,677,718		62,061,447	
a) materials	*26,143,283*		*9,888,113*		*9,759,067*		*10,083,530*	
b) fuel	*261,524,176*		*63,115,383*		*48,582,228*		*51,939,619*	
c) Other	*17,722,923*				*4,336,423*		*38,298*	
Work in progress and semifinished products								
Finished products and goods for resale	7,672,500							
Contract work in progress	15,375,120		8,630,791		12,293,395		10,923,220	
Advances	937,104		590,858				6,604	
B3) CURRENT FINANCIAL ASSETS	**30,094,215**	0.23	**2,706**	0.00	**2,706**	0.00	**2,706**	0.00
Financial assets held for trading	16,580,500							
Financial assets held to maturity	2,706		2,706		2,706		2,706	
Loans and receivables	9,439,500							
Financial assets available for sale								
Other financial assets	1,000,000							
Financial assets due from related parties:	3,071,509							
- from subsidiaries	*2,314,500*							
- from parent entity	*5,421*							
- from associates	*751,588*							
B4) CURRENT DERIVATIVES	**86,591,518**	0.68	**64,515,871**	1.36				
B5) TAXES RECEIVABLE	**56,006,552**	0.44	**19,017,019**	0.40	**65,815,066**	1.39	**2,335,592**	0.05
B6) TRADE AND OTHER RECEIVABLES	**1,339,821,752**	10.46	**627,357,088**	13.23	**632,554,019**	13.35	**573,096,721**	13.08
Receivables from customers	1,040,626,317		488,439,641		507,227,319		457,089,776	
Receivables from related parties:	83,687,460		78,205,535		88,161,403		83,279,968	
- from subsidiaries	*123,372*							
- from Municipality of Milan	*72,215,452*		*77,129,221*		*86,316,237*		*81,756,251*	
- from affiliates	*12,500*							
- from associates	*11,336,136*		*1,076,314*		*1,845,166*		*1,523,717*	
Finance lease receivables								
Other receivables:	215,507,975		60,711,912		37,165,297		32,726,977	
- due from Electricity Equalisation Fund	*54,820,614*		*47,608,433*		*17,151,346*		*19,755,511*	
- advances to suppliers	*527,458*		*190,025*		*2,430,416*		*1,482,185*	
- due from personnel	*887,518*		*218,031*		*228,659*		*491,880*	
- miscellaneous receivables	*159,272,385*		*12,695,423*		*17,354,876*		*10,997,401*	
B7) CASH AND CASH EQUIVALENTS	**244,456,110**	1.91	**188,926,893**	3.98	**220,292,209**	4.65	**35,964,976**	0.82
Bank and postal deposits	194,649,151		188,593,191		220,148,977		35,766,989	
Cash and cash equivalents	255,459		333,702		143,232		197,987	
Receivables for financial transactions	49,551,500							
B8) ASSETS PERTAINING TO FUTURE PERIODS	**34,746,113**	0.27	**17,208,669**	0.36	**24,391,892**	0.51	**27,520,881**	0.63
B9) OTHER CURRENT ASSETS								
TOTAL CURRENT ASSETS (B)	**2,121,091,366**	16.56	**999,253,391**	21.07	1,018,027,005	21.48	**711,912,147**	16.25
C) ASSETS HELD FOR SALE	**218,236,500**	1.70						
TOTAL ASSETS (A+B+C)	12,809,546,632	100.00	4,741,485,644	100.00	4,738,803,736	100.00	4,381,497,672	100.00

	BALANCE SHEET	IAS CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2005		IAS CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005		IAS CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2004		IAS CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2004	
	SHAREHOLDERS' EQUITY AND LIABILITIES								
A)	**SHAREHOLDERS' EQUITY**								
A1)	Share capital	936,024,648		936,024,648		936,024,648		936,024,648	
A2)	Share premium								
A3)	(Treasury shares)	-22,756,324		-22,756,324		-35,024,855		-29,237,452	
A4)	Legal reserve	85,151,808		85,151,808		77,465,297		77,465,297	
A5)	Other reserves	302,698,682		330,233,073		129,402,428		129,401,021	
	IAS/IFRS transition reserve	*-12,117,009*		*15,649,406*		*-67,234,328*		*-67,235,990*	
	IAS Reserve	*64,927,281*		*64,848,255*					
	Other reserves	*249,888,410*		*249,735,412*		*196,636,756*		*196,637,011*	
A6)	Retained earnings	119,151,110		119,151,110		64,209,630		64,209,123	
A7)	Net profit for the year					209,648,431			
	Net profit for the period	166,617,609		145,044,960				163,447,968	
	Equity pertaining to the Group	**1,586,887,533**	12.39	**1,592,849,275**	33.59	**1,381,725,579**	29.16	**1,341,310,605**	30.61
A8)	**Minority interests**	**2,077,022,310**	16.21	**4,340,727**	0.09	**3,449,901**	0.07	**3,272,548**	0.07
	Total shareholders' equity (A)	**3,663,909,843**	28.60	**1,597,190,002**	33.69	**1,385,175,480**	29.23	**1,344,583,153**	30.69
B)	**LIABILITIES AND EQUITY**								
B)	***NON-CURRENT LIABILITIES***								
B1 - 1)	**Medium/long-term loans and derivatives**	**4,543,667,822**	35.47	**1,536,469,082**	32.40	**1,731,155,411**	36.53	**1,728,051,359**	39.44
	Non-convertible bonds	1,969,036,500		544,450,000		500,000,000		500,000,000	
	Convertible bonds								
	Payables to shareholders for loans								
	Due to banks	2,222,946,479		678,556,238		872,876,806		872,130,375	
	Due to other providers of finance	294,688,027		275,271,527		317,620,993		317,620,993	
	Derivatives								
	Finance lease payables	56,996,816		38,191,317		40,657,612		38,299,991	
	Securities issued								
B1 - 2)	**Deferred tax liabilities**	**786,199,354**	6.14	**207,331,346**	4.37	**146,579,339**	3.09	**118,993,490**	2.72
B1 - 3)	**Provisions for severance indemnities and employee benefits**	**194,305,531**	1.52	**158,165,362**	3.34	**161,139,557**	3.40	**159,836,097**	3.65
B1 - 4)	***Provisions for charges and risks***	***574,539,746***	*4.49*	***96,684,942***	*2.04*	***82,137,431***	*1.73*	***52,643,067***	*1.20*
B1 - 5)	**Other non-current liabilities**	**215,114,275**	1.68	**91,751,472**	1.94	**89,386,875**	1.89	**88,201,006**	2.01
	Total non-current liabilities (B1)	**6,313,826,728**	49.29	**2,090,402,204**	44.09	**2,210,398,613**	46.64	**2,147,725,019**	49.02
B2)	***CURRENT LIABILITIES***								
B2 - 1)	**Trade and other payables**	**1,113,486,433**	8.69	**555,712,313**	11.72	**612,059,351**	12.92	**498,017,049**	11.37
	Advances	76,671,267		73,672,362		74,747,001		71,280,220	
	Trade accounts payable	829,444,769		393,976,383		461,986,538		354,177,363	
	Trade payables to related parties:	14,587,988		9,188,136		8,430,736		7,816,700	
	- to parent entity	*1,524,592*							
	- to Municipality of Milan	*6,835,855*		*6,577,639*		*5,851,205*		*6,700,154*	
	- to associates	*1,577,041*		*2,610,497*		*2,579,531*		*1,116,546*	
	- to affiliates	*4,650,500*							
	Due to social security institutions	15,452,360		12,102,119		13,531,499		9,329,601	
	Other payables	177,330,049		66,773,313		53,363,577		55,413,165	
	- due to personnel	*19,273,370*		*11,767,208*		*14,271,041*		*11,589,439*	
	- due to Electricity Equalisation Fund	*27,384,410*		*22,933,700*		*8,800,313*		*22,445,499*	
	- other	*130,672,269*		*32,072,405*		*30,292,223*		*21,378,227*	
B2 - 2)	**Tax liabilities**	**139,284,742**	1.09	**109,469,476**	2.31	**17,939,360**	0.38	**50,404,408**	1.15
B2 - 3)	**Short-term loans**	**1,329,234,880**	10.38	**332,402,876**	7.01	**472,406,987**	9.97	**293,024,471**	6.69
	Non-convertible bonds								
	Convertible bonds								
	Payables to shareholders for loans								
	Due to banks	1,091,094,549		200,879,359		353,240,971		145,627,004	
	Due to other providers of finance	120,190,955		63,524,199		42,349,466		65,601,821	
	Derivatives	28,081,781		13,885,014					
	Finance lease payables	4,091,500							
	Securities issued								
	Financial payables to related parties:	85,776,095		54,114,304		76,816,550		81,795,646	
	- to subsidiaries	*2,401,500*							
	- to Municipality of Milan	*83,374,595*		*53,512,086*		*76,816,550*		*81,795,646*	
	- to associates			*602,218*					
B2 - 4)	**Provisions for charges and risks**								
B2 - 5)	**Other liabilities**	**65,980,006**	0.52	**56,308,773**	1.19	**40,823,945**	0.86	**47,743,572**	1.09
	Liabilities pertaining to future periods	65,980,006		56,308,773		40,823,945		47,743,572	
	Total current liabilities (B2)	**2,647,986,061**	20.67	**1,053,893,438**	22.23	**1,143,229,643**	24.12	**889,189,500**	20.29
	Total liabilities (B)	**8,961,812,789**	69.96	**3,144,295,642**	66.31	**3,353,628,256**	70.77	**3,036,914,519**	69.31
C)	**LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS HELD FOR SALE**	**183,824,000**	1.44						
	TOTAL LIABILITIES AND EQUITY (A+B+C)	**12,809,546,632**	100.00	**4,741,485,644**	100.00	**4,738,803,736**	100.00	**4,381,497,672**	100.00

INCOME STATEMENT	CONSOLIDATED FINANCIAL STATEMENTS 30-Sep-05	%	CONSOLIDATED FINANCIAL STATEMENTS 30-Sep-04	%	CONSOLIDATED FINANCIAL STATEMENTS 3rd Qtr. 2005	%	CONSOLIDATED FINANCIAL STATEMENTS 3rd Qtr. 2004	%
1) REVENUES								
1.1) REVENUES FROM SALES	1,244,726,494	85.47	1,123,604,437	85.64	365,673,465	92.12	336,494,615	88.72
Sale of electricity	828,106,249		705,370,035		295,191,089		260,767,637	
Distribution, transport and measurement of electric	108,082,903		119,483,910		35,963,832		38,991,509	
Sale of heat	20,781,093		19,113,576		1,939,712		960,008	
Sale of gas to customers and other companies	265,438,988		253,391,219		29,945,346		26,903,255	
Distribution of gas to customers and other compan	6,449,382		6,295,486		689,767		942,769	
Sales of fuel	15,998,709		19,950,211		2,019,055		7,929,437	
Income from hedges on operating derivatives								
Charges from hedges on operating derivatives	-130,830				-75,336			
1.2) REVENUES FROM SERVICES	109,708,536	7.53	145,028,689	11.05	30,911,023	7.79	37,382,279	9.86
Services on behalf of customers and third parties	90,981,068		123,271,587		24,237,316		33,105,782	
Services to the Municipality of Milan	17,866,064		21,132,769		6,228,100		4,124,760	
Services to associates	861,404		624,333		445,607		151,737	
1.3) REVENUES FROM LONG-TERM CONTRACTS								
1.4) ROYALTIES								
1.5) REVENUES FROM RENTAL OF BUILDINGS								
1.6) OTHER OPERATING INCOME	95,273,304	6.54	43,447,782	3.31	347,509	0.09	5,387,038	1.42
Connection contributions	12,738,210		14,699,480		3,945,371		4,740,050	
Rents paid by associates	659,794		500,290		215,468		135,437	
Excess risk provisions	940,052		1,686,276		598,626		236,612	
Other revenues	74,231,613		26,561,736		22,579		274,939	
Income from hedges on operating derivatives	26,705,047				1,277,214			
Charges from hedges on operating derivatives	-20,001,412				-5,711,749			
TOTAL REVENUES (1)	1,449,708,334	99.54	1,312,080,908	100.00	396,931,997	100.00	379,263,932	100.00
2) OTHER OPERATING PROFITS								
2.1) INTEREST INCOME								
Interest on receivables from customers								
Interest income on advance payments to suppliers								
2.2) DIVIDEND INCOME								
From subsidiaries								
2.3) OTHER OPERATING PROFITS	6,642,430	0.46						
TOTAL OTHER OPERATING INCOME (2)	6,642,430	0.46						
TOTAL REVENUES AND OTHER OPERATING INCOME	1,456,350,764	100.00	1,312,080,908	100.00	396,931,997	100.00	379,263,932	100.00
3) OPERATING COSTS								
3.1) RAW MATERIALS AND CONSUMABLES USED	719,097,887	49.38	571,454,751	43.55	201,679,452	50.81	180,060,605	47.48
Purchases of power and fuel	739,132,373		581,113,875		221,122,071		190,565,023	
Change in inventories of fuels	-42,189,448		-24,354,965		-26,488,960		-15,932,628	
Purchases of other fuel	575,078		598,321		185,322		191,294	
Purchases of materials	11,236,420		14,793,247		3,125,483		5,100,733	
Change in inventories of materials	438,864		-695,727		547,330		136,183	
Income from hedges on operating derivatives	-10,911,530				-7,494,353			
Charges from hedges on operating derivatives	20,816,130				10,682,559			
3.2) SERVICES USED	184,801,671	12.69	182,161,192	13.88	67,838,811	17.09	61,928,206	16.33
Electricity delivering and transmission charges	61,731,365		65,480,594		20,267,701		22,492,672	
Subcontracted work	49,070,968		52,199,353		12,688,964		13,214,056	
Services	64,302,955		55,917,217		30,668,255		23,312,383	
Services from associates	9,696,383		8,564,028		4,213,891		2,909,095	
3.3) CHANGES IN INVENTORIES OF FINISHED GOODS	317,966	0.02	2,288,519	0.17	1,350,401	0.34	-762,885	-0.20
3.4) RESEARCH AND DEVELOPMENT EXPENSES								
3.5) CORPORATE RESTRUCTURING COSTS								
Penalties for early repayment of leases								
Penalties for early termination of contracts with em								
3.6) OTHER OPERATING COSTS	68,590,782	4.71	51,307,211	3.91	10,255,717	2.58	9,400,788	2.48
Use of third-party assets	7,975,549		6,028,839		2,655,681		1,987,769	
Use of assets of the parent entity, Municipality of N	1,590,241		624,000		530,080		208,000	
Water taxes, duties and fees	26,674,609		28,448,702		9,013,030		10,933,548	
Other expenses	30,253,395		16,205,670		-2,974,008		-3,728,529	
Income from hedges on operating derivatives	-1,141,493				-385,783			
Charges from hedges on operating derivatives	3,238,481				1,416,717			
TOTAL OPERATING COSTS (3)	972,808,306	66.80	807,211,673	61.52	281,124,381	70.82	250,626,714	66.08
4) LABOUR COSTS	110,875,082	7.61	108,887,522	8.30	35,337,375	8.90	34,584,774	9.12
Wages and salaries	68,679,830		67,937,780		20,123,362		20,514,754	
Social security charges	25,205,976		24,969,657		7,805,578		7,983,910	
Severance indemnities	6,801,995		7,276,477		2,499,665		2,382,815	
Retirement benefits and similar provisions	383,046		670,943		366,776		651,906	
Other costs	9,804,235		8,032,665		4,541,994		3,051,389	
5) GROSS OPERATING INCOME (1+2-3-4)	372,667,376	25.59	395,981,713	30.18	80,470,241	20.27	94,052,444	24.80
6) DEPRECIATION AND AMORTISATION, PROVISIONS A	147,271,916	10.11	119,042,463	9.07	41,468,850	10.45	42,788,779	11.28
Amortisation of intangible assets	5,246,941		5,753,003		2,585,901		2,339,033	
Depreciation of property, plant and equipment:	*106,029,483*		*95,891,086*		*35,673,495*		*33,186,895*	
1. ordinary depreciation	95,635,672		87,865,988		32,224,557		30,486,770	
2. depreciation transferable assets	10,393,811		8,025,098		3,448,938		2,700,125	
Other writedowns of non-current assets	4,552,941							
Writedown of receivables included among current	4,770,487		1,832,614		1,335,214		696,153	
Provisions for risks and charges	26,672,064		15,565,760		1,874,240		6,566,698	
Other provisions								
7) PROFIT FROM OPERATIONS (5-6)	225,395,460	15.48	276,939,250	21.11	39,001,391	9.83	51,263,665	13.52

INCOME STATEMENT	CONSOLIDATED FINANCIAL STATEMENTS 30-Sep-05	%	CONSOLIDATED FINANCIAL STATEMENTS 30-Sep-04	%	CONSOLIDATED FINANCIAL STATEMENTS 3rd Qtr. 2005	%	CONSOLIDATED FINANCIAL STATEMENTS 3rd Qtr. 2004	%
8) INCOME (LOSSES) FROM REVALUATIONS OF FINANCIAL ASSETS AVAILABLE FOR SALE	399,943	0.03	2,779,447	0.21	-172,409	-0.04	1,401,447	0.37
INCOME FROM REVALUATIONS OF FINANCIAL AS	*437,293*		*2,779,447*		*-170,943*		*1,401,447*	
a) Of investments	437,293		2,779,447		-37,533		1,401,447	
b) Of long-term financial assets not considered in					-133,410			
c) Of securities included in current assets not cor								
d) Other								
LOSSES FROM REVALUATIONS OF FINANCIAL AS	*37,350*				*1,466*			
a) Of investments	37,350				1,466			
b) Of long-term financial assets not considered in								
c) Of securities included in current assets not cor								
d) Other								
9) INCOME (LOSSES) FROM FINANCIAL INSTRUMENTS CLASSIFIED AS CLASS FLOW HEDGES								
INCOME FROM HEDGES								
CHARGES ON HEDGES								
10) OTHER INCOME (LOSSES) FROM DERIVATIVES	780,358	0.05	1,528,604	0.12	4,497,233	1.13	-990,726	-0.26
INCOME FROM DERIVATIVES	*2,246,435*		*6,106,179*		*1,686,214*		*2,050,833*	
Financial derivatives	2,246,435		6,106,179		1,686,214		2,050,833	
Operating derivatives								
CHARGES ON DERIVATIVES	*1,466,077*		*4,577,575*		*-2,811,019*		*3,041,559*	
Financial derivatives	1,466,077		4,577,575		-2,811,019		3,041,559	
Operating derivatives								
11) INCOME (LOSSES) FROM DISPOSAL OF FINANCIAL ASSETS AVAILABLE FOR SALE	50,272,446	3.45	271,465	0.02	148,397	0.04	3,823	0.00
Gains on disposal of financial assets	50,272,446		271,465		148,397		3,823	
Losses on disposal of financial assets								
12) FINANCIAL CHARGES	59,273,146	4.07	56,018,605	4.27	22,663,061	5.71	18,132,561	4.78
Associates	11,226							
Interest expense on current account with Municipality	1,110,283		1,137,584		407,095		451,418	
Other:	*58,151,637*		*54,881,021*		*22,255,966*		*17,681,143*	
Finance lease			768,796		-462,553		768,796	
Interest on bond loan	18,281,250		18,367,357		6,093,750		5,986,398	
Miscellaneous income	39,870,387		35,744,868		16,624,769		10,925,949	
13) INCOME (LOSSES) FROM FINANCIAL ASSETS	13,278,365	0.91	6,055,006	0.46	6,693,872	1.69	698,157	0.18
13.1) DIVIDEND INCOME	3,105,414	0.21	2,899,479	0.22			-32,973	-0.01
associates	246,059							
other companies	2,859,355		2,899,479				-32,973	
13.2) *INCOME FROM RECEIVABLES/SECURITIES INCLU*	*455,257*	*0.03*	*39,179*	*0.00*	*-31,682*	*-0.01*	*11,103*	*0.00*
2 Associates					-89,862			
4 Affiliated enterprises								
5. Other	455,257		39,179		58,180		11,103	
13.3) INCOME FROM RECEIVABLES/SECURITIES INCLU	9,683,748	0.66	3,120,369	0.24	6,489,372	1.63	691,821	0.18
2 From associates	43		254,820	0.02	43		254,820	
4 From others :	*9,683,705*		*2,865,549*		*6,489,329*		*437,001*	
- On financial investments			192,657				10,619	
- On bank current accounts	7,755,904		1,634,261		5,454,568		120,543	
- On securities			1,033,070				1,033,070	
- On other receivables	1,927,801		5,561		1,034,761		-727,231	
13.4) EXCHANGE GAINS AND LOSSES	33,946	0.00	-4,021	0.00	236,182	0.06	28,206	0.01
Exchange gains	964,465		159,335		312,429		44,500	
Exchange losses	930,519		163,356		76,247		16,294	
14) TOTAL FINANCIAL COSTS (8+9+10+11-12+13)	5,457,966	0.37	-45,384,083	-3.46	-11,495,968	-2.90	-17,019,860	-4.49
15) SHARE OF RESULTS OF ASSOCIATES DERIVING FROM VALUATION ACCORDING TO THE EQUITY METHOD	742,224	0.05	81,114	0.01	810,316	0.20	26,078	0.01
16) GAINS (LOSSES) ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT	-1,470,692	-0.10	9,647,483	0.74	-487,838	-0.12	-755,215	-0.20
17) OTHER NON-OPERATING PROFITS								
18) OTHER NON-OPERATING COSTS								
19) PROFIT BEFORE TAX (7+14+15+16+17+18)	230,124,958	15.80	241,283,764	18.39	27,827,901	7.01	33,514,668	8.84
20) INCOME TAX EXPENSE	62,200,335	4.27	77,476,572	5.90	5,833,065	1.47	7,470,053	1.97
Current taxes	56,440,788		33,318,197		22,792,321		-4,905,103	
Deferred tax assets	-30,512,878		-749,820		-7,900,856		-1,739,134	
Deferred tax	36,272,425		44,908,195		-9,058,400		14,114,290	
21) PROFIT (LOSS) OF ONGOING OPERATIONS NET OF TAX (19-21)	167,924,623	11.53	163,807,192	12.48	21,994,836	5.54	26,044,615	6.87
22) PROFIT (LOSS) OF DISCONTINUED OPERATIONS								
23) NET PROFIT (LOSS) (21+22)	167,924,623	11.53	163,807,192	12.48	21,994,836	5.54	26,044,615	6.87
24) MINORITY INTERESTS	-1,307,015	-0.09	-359,224	-0.03	-422,189	-0.11	4,016	0.00
25) NET PROFIT FOR THE YEAR PERTAINING TO THE GROUP (23+24)								
25) NET PROFIT FOR THE PERIOD PERTAINING TO THE	166,617,608	11.44	163,447,968	12.46	21,572,647	5.43	26,048,631	6.87
BASIC EARNINGS PER SHARE	0.0935		0.0915		0.0121		0.0146	
DILUTED EARNINGS PER SHARE	0.0935		0.0915		0.0121		0.0146	

STATEMENT OF CASH FLOWS
CONSOLIDATED FINANCIAL STATEMENTS

	CONSOLIDATED FINANCIAL AT SEPTEMBER 30, 2005	CONSOLIDATED FINANCIAL AT JUNE 30, 2005	CONSOLIDATED FINANCIAL AT DECEMBER 31, 2004	CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2004
Cash flow generated by operations during the period				
Net profit for the period	166,617,609	145,044,960		163,447,968
Net profit for the year			209,648,431	
Depreciation	106,029,483	70,355,988	131,475,174	95,891,086
Amortisation	5,246,941	2,661,040	7,924,560	5,753,003
Changes in assets and liabilities:				
Receivables for the sale of power and services	-533,398,998	18,787,678	-91,631,065	-41,493,522
Receivables from Group companies (not consolidated line-by-line)	4,473,943	9,955,868	-7,716,118	-2,834,683
Deferred tax assets	-101,606,259	-36,543,626	-32,248,178	-4,359,514
Derivatives receivable	-87,168,731	-64,947,066		
Other receivables	-379,257,956	22,180,783	-62,245,285	5,191,792
Inventories	-254,403,993	-7,254,032	-11,255,252	-9,275,410
Assets pertaining to future periods	-10,354,221	7,183,223	-1,191,742	-4,320,731
Assets held for sale	-125,105,000			
Trade accounts payable	367,458,231	-68,010,155	76,502,330	-31,306,845
Payables to Group companies (not consolidated line-by-line)	6,157,252	757,400	2,120,325	1,506,289
Other payables	372,960,115	105,875,069	-87,870,941	-58,744,072
Guarantee deposits from customers	1,924,266	-1,074,639	10,604,035	7,137,254
Derivatives payable	28,081,781	13,885,014		
Liabilities pertaining to future periods	25,156,061	15,484,628	1,065,055	7,984,682
Liabilities associated with assets held for sale	176,377,500			
Severance indemnities and employee benefit provisions	33,165,974	-2,974,195	453,148	-850,312
Deferred tax liabilities	639,620,015	60,752,007	76,108,721	48,522,872
Other provisions for risks and charges	492,402,315	14,547,511	32,066,617	2,572,253
Total cash flow generated by operations during the year/period	**934,376,328**	**306,667,656**	**253,809,814**	**184,822,109**
Cash flow used in investment activities				
Net capital expenditure	-6,558,092,942	-76,790,262	-191,733,726	-132,270,810
Gains/losses on disposal of property, plant and equipment	-1,470,692	-982,854	7,773,649	9,647,483
Investments	-50,546,369	-29,681,962	-2,443,797	-1,751,287
Gains/losses on disposal of investments	50,272,446	50,124,049	271,465	271,465
Treasury shares	12,268,531	12,268,531	-35,024,855	-29,237,452
Total cash flow used in investment activities	**-6,547,569,026**	**-45,062,498**	**-221,157,264**	**-153,340,601**
Free cash flow	**-5,613,192,698**	**261,605,158**	**32,652,550**	**31,481,508**
Cash flow absorbed by financing activities				
Due to banks	2,087,923,251	-346,682,181	-70,135,129	-278,495,527
Financial receivables due from third parties	-11,402,000		7,680,358	11,310,372
Financial receivables from Group companies (not consolidated line-by-lin	-3,200,509	-133,410	4,120,622	
Net assets held for sale	-40,335,000			
Financial payables to Group companies (not consolidated line-by-line)	2,401,500	602,218		
Due to other providers of finance	9,558,523	-21,174,733	-42,349,466	-19,097,111
Bond loan	1,469,036,500	44,450,000		
Current account with the Municipality of Milan	6,558,045	-23,304,464	1,715,623	6,694,719
Lease payables	20,430,704	-2,466,295	-25,272,640	-27,630,261
Change in minority interests	2,073,572,409	890,826	536,577	359,224
Changes in shareholders' equity	121,929,070	149,463,459	-8,021	-9,683
Net profit distributed	-94,615,894	-94,615,894	-89,102,370	-89,102,370
Total cash absorbed by financing activities	**5,641,856,599**	**-292,970,474**	**-212,814,446**	**-395,970,637**
CHANGE IN LIQUID FUNDS	28,663,901	-31,365,316	-180,161,896	-364,489,129
OPENING LIQUID FUNDS	220,294,915	220,294,915	400,456,811	400,456,811
CLOSING LIQUID FUNDS	248,958,816	188,929,599	220,294,915	35,967,682

NET FINANCIAL POSITION	CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2005	CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005	CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2004	CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2004
Cash and cash equivalents	244,458,816	188,929,599	220,294,915	35,967,682
Restricted or pledged deposits	4,500,000			
Financial receivables due from third parties	11,483,097	81,097	81,097	81,097
Financial receivables from Group companies (not consolidated line-by-lin	4,255,571	1,188,472	1,055,062	1,545,670
Net financial assets held for sale	40,335,000			
Due to banks	-3,314,041,028	-879,435,597	-1,226,117,777	-1,017,757,379
Due to other providers of finance	-369,528,982	-338,795,726	-359,970,459	-383,222,814
Bond loan	-1,969,036,500	-544,450,000	-500,000,000	-500,000,000
Current account with the Municipality of Milan	-83,374,595	-53,512,086	-76,816,550	-81,795,646
Lease payables	-61,088,316	-38,191,317	-40,657,612	-38,299,991
Financial payables to Group companies (not consolidated line-by-line)	-2,401,500	-602,218		
TOTAL NET FINANCIAL POSITION	**-5,494,438,437**	**-1,664,787,776**	**-1,982,131,324**	**-1,983,481,381**

STATEMENT OF CHANGES IN NET FINANCIAL POSITION
CONSOLIDATED FINANCIAL STATEMENTS

	CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2005	CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005	CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2004	CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2004
Opening net financial position	**-1,982,131,324**	**-1,982,131,324**	**-1,926,210,059**	**-1,926,210,059**
Cash flow generated by operations during the period				
Net profit for the period	166.617,609	145,044,960		163,447,968
Net profit for the year			209,648,431	
Depreciation	106,029,483	70,355,988	131,475,174	95,891,086
Amortisation	5,246,941	2,661,040	7,924,560	5,753,003
Changes in assets and liabilities:				
Receivables for the sale of power and services	-533,398,998	18,787,678	-91,631,065	-41,493,522
Receivables from Group companies (not consolidated line-by-line)	4,473,943	9,955,868	-7,716,118	-2,834,683
Deferred tax assets	-101,606,259	-36,543,626	-32,248,178	-4,359,514
Derivatives receivable	-87,168,731	-64,947,066		
Other receivables	-379,257,956	22,180,783	-62,245,285	5,191,792
Inventories	-254,403,993	-7,254,032	-11,255,252	-9,275,410
Assets pertaining to future periods	-10,354,221	7,183.223	-1,191,742	-4,320,731
Assets held for sale	-125,105,000			
Trade accounts payable	367,458,231	-68,010,155	76,502,330	-31,306,845
Payables to Group companies (not consolidated line-by-line)	6,157,252	757,400	2,120,325	1,506,289
Other payables	372,960,115	105,875,069	-87,870,941	-58,744,072
Guarantee deposits from customers	1,924,266	-1,074,639	10,604,035	7,137,254
Derivatives payable	28,081,781	13,885,014		
Liabilities pertaining to future periods	25,156,061	15,484,828	1,065,055	7,984,682
Liabilities associated with assets held for sale	176,377.500			
Severance indemnities and employee benefit provisions	33,165,974	-2,974,195	453,148	-850,312
Deferred tax liabilities	639,620,015	60,752,007	76,108,721	48,522,872
Other provisions for risks and charges	492,402,315	14,547,511	32,066,617	2,572,253
Total cash flow generated by operations during the year/period	**934,376,328**	**306,667,656**	**253,809,814**	**184,822,109**
Cash flow used in investment activities				
Net capital expenditure	-6.558,092,942	-76,790,262	-191,733,726	-132,270,810
Gains/losses on disposal of property, plant and equipment	-1,470,692	-982,854	7,773,649	9,647,483
Investments	-50,546,369	-29,681,962	-2.443,797	-1,751,287
Gains/losses on disposal of investments	50,272,446	50,124,049	271,465	271,465
Treasury shares	12,268,531	12,268,531	-35,024,855	-29,237,452
Total cash flow used in investment activities	**-6,547,569,026**	**-45,062,498**	**-221,157,264**	**-153,340,601**
Free cash flow	**-5,613,192,698**	**261,605,158**	**32,652,550**	**31,481,508**
Cash flow generated (used) by changes in shareholders' equity				
Change in minority interests	2,073,572,409	890,826	536,577	359,224
Changes in shareholders' equity	121,929,070	149,463,459	-8,021	-9,683
Net profit distributed	-94,615,894	-94,615,894	-89,102,370	-89,102,370
Total cash flow generated (used) by changes in shareholders' equity	**2,100,885,585**	**55,738,391**	**-88,573,814**	**-88,752,829**
Net financial position at the end of the year/period	**-5,494,438,437**	**-1,664,787,776**	**-1,982,131,324**	**-1,983,481,381**

NET FINANCIAL POSITION	CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2005	CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005	CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2004	CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2004
Cash and cash equivalents	244,458,816	188,929,599	220,294,915	35,967,682
Restricted or pledged deposits	4,500,000			
Financial receivables due from third parties	11,483,097	81,097	81,097	81,097
Financial receivables from Group companies (not consolidated line-by-line)	4,255,571	1,188,472	1,055,062	1,545,670
Net financial assets held for sale	40,335,000			
Due to banks	-3,314,041,028	-879,435,597	-1,226,117,777	-1,017,757,379
Due to other providers of finance	-369,528,982	-338,795,726	-359,970,459	-383,222,814
Bond loan	-1,969,036,500	-544,450.000	-500,000,000	-500,000,000
Current account with the Municipality of Milan	-83,374,595	-53,512,086	-76,816,550	-81,795,646
Lease payables	-61,088,316	-38,191,317	-40,657,612	-38,299,991
Financial payables to Group companies (not consolidated line-by-line)	-2,401,500	-602,218		
TOTAL NET FINANCIAL POSITION	**-5,494,438,437**	**-1,664,787,776**	**-1,982,131,324**	**-1,983,481,381**

atement of changes in Group shareholders' equity
n millions of euro)

scription	Share capital	Treasury shares	Legal reserve	Other reserves	IAS transition reserves	IAS reserves	Retained earnings	Group net profit for the year	Total equity pertaining to the Group	Minority interests	Total shareholders' equity
quity pertaining to the Group at December 31, 2004	**936**	**-35**	**77**	**197**	**-67**		**64**	**210**	**1,382**	**3**	**1,385**
justments at January 1, 2005 for the adoption of IAS 32 and 39					129				129		129
'A equity at January 1, 2005	**936**	**-35**	**77**	**197**	**62**		**64**	**210**	**1,511**	**3**	**1,514**
anges in 2005:											
gal reserve			8					-8			
vidends distributed to shareholders								-95	-95		-95
her reserves				53				-52	1		1
easury shares		12							12		12
S/IFRS transition reserves					-74				-74		-74
S reserves						65			65		65
tained earnings							55	-55			
oup net profit for the period								167	167		167
nority interests										**2,074**	**2,074**
uity pertaining to the Group at September 30, 2005	**936**	**-23**	**85**	**250**	**-12**	**65**	**119**	**167**	**1,587**	**2,077**	**3,664**

BALANCE SHEET
SOURCES/APPLICATIONS

	ONSOLIDATED FINANCIAL STATEMEN AT SEPTEMBER 30, 2005		ONSOLIDATED FINANCIAL STATEMEN AT JUNE 30, 2005		ONSOLIDATED FINANCIAL STATEMENT AT DECEMBER 31, 2004		ONSOLIDATED FINANCIAL STATEMENT AT SEPTEMBER 30, 2004	
CAPITAL EMPLOYED								
INTANGIBLE ASSETS	2,254,056,311	24.6	155,540,864	4.8	157,013,135	4.7	156,315,009	4.7
PROPERTY, PLANT AND EQUIPMENT	7,378,475,689	80.6	3,061,980,014	93.9	3,055,751,655	90.7	3,032,868,676	91.1
INVESTMENT PROPERTY	28,520,000	0.3						
LONG-TERM FINANCIAL ASSETS								
Investments	372,546,535	4.1	368,411,025	11.3	388,853,112	11.5	388,160,602	11.7
Other receivables	211,492,561	2.3	1,839,421	0.1	1,806,131	0.1	2,286,596	0.1
Deferred tax assets	217,822,798	2.4	152,760,165	4.7	116,216,539	3.5	88,327,875	2.7
ASSETS/LIABILITIES FOR DERIVATIVES	577,213	0.0	431,195	0.0				
(DEFERRED TAX LIABILITIES)	-786,199,354	-8.6	-207,331,346	-6.4	-146,579,339	-4.4	-118,993,490	-3.6
(PROVISIONS FOR RISKS AND CHARGES)	-574,539,746	-6.3	-96,684,942	-3.0	-82,137,431	-2.4	-52,643,067	-1.6
(SEVERANCE INDEMNITIES)	-194,305,531	-2.1	-158,165,362	-4.8	-161,139,557	-4.8	-159,636,097	-4.8
*** NET CAPITAL EMPLOYED**	**8,908,446,476**	**97.3**	**3,278,781,034**	**100.5**	**3,329,784,245**	**98.9**	**3,336,486,104**	**100.3**
INVENTORIES	329,375,106	3.6	82,225,145	2.5	74,971,113	2.2	72,991,271	2.2
SHORT-TERM RECEIVABLES	1,395,828,304	15.2	646,374,107	19.8	698,369,085	20.7	575,432,313	17.3
INVESTMENTS (HELD FOR TRADING)	16,580,500	0.2						
ASSETS PERTAINING TO FUTURE PERIODS	34,746,113	0.4	17,208,669	0.5	24,391,892	0.7	27,520,881	0.8
ASSETS/LIABILITIES FOR CURRENT DERIVATIVES	58,509,737	0.6	50,630,857	1.6				
(TRADE PAYABLES)	-829,444,769	-9.1	-393,976,383	-12.1	-461,986,538	-13.7	-354,177,363	-10.6
(OTHER PAYABLES)	-638,440,681	-7.0	-362,956,878	-11.1	-257,399,048	-7.6	-282,445,100	-8.5
(LIABILITIES PERTAINING TO FUTURE PERIODS)	-65,980,006	-0.7	-56,308,773	-1.7	-40,823,945	-1.2	-47,743,572	-1.4
*** WORKING CAPITAL**	**301,174,304**	**3.3**	**-16,803,256**	**-0.5**	**37,522,559**	**1.1**	**-8,421,570**	**-0.3**
*** ASSETS/LIABILITIES HELD FOR SALE**	**-51,272,500**	**-0.6**						
**** TOTAL CAPITAL EMPLOYED**	**9,158,348,280**	**100.0**	**3,261,977,778**	**100.0**	**3,367,306,804**	**100.0**	**3,328,064,534**	**100.0**
SOURCES OF FUNDS								
*** TOTAL SHAREHOLDERS' EQUITY**	**3,663,909,843**	**40.0**	**1,597,190,002**	**49.0**	**1,385,175,480**	**41.1**	**1,344,583,153**	**40.4**
LONG-TERM FINANCIAL RECEIVABLES	2,227,659	0.0	1,269,569	0.0	1,136,159	0.0	1,626,767	0.0
RESTRICTED OR PLEDGED DEPOSITS	4,500,000	0.0						
(LONG-TERM FINANCIAL PAYABLES)	4,543,667,822	49.6	1,536,469,082	47.1	1,731,155,411	51.4	1,728,051,359	51.9
-1 TOTAL FINANCIAL POSITION BEYOND ONE YEAR	4,536,940,163	49.5	1,535,199,513	47.1	1,730,019,252	51.4	1,726,424,592	51.9
FINANCIAL RECEIVABLES WITHIN ONE YEAR	13,511,009	0.1						
CASH AND CASH EQUIVALENTS	244,458,816	2.7	188,929,599	5.8	220,294,915	6.5	35,967,682	1.1
(FINANCIAL PAYABLES WITHIN ONE YEAR)	1,255,803,099	13.7	318,517,862	9.8	472,406,987	14.0	293,024,471	8.8
NET ASSETS HELD FOR SALE	40,335,000	0.4						
-2 TOTAL FINANCIAL POSITION WITHIN ONE YEAR	957,498,274	10.5	129,588,263	4.0	252,112,072	7.5	257,056,789	7.7
*** TOTAL NET FINANCIAL POSITION (1+2)**	**5,494,438,437**	**60.0**	**1,664,787,776**	**51.0**	**1,982,131,324**	**58.9**	**1,983,481,381**	**59.6**
**** TOTAL SOURCES**	**9,158,348,280**	**100.0**	**3,261,977,778**	**100.0**	**3,367,306,804**	**100.0**	**3,328,064,534**	**100.0**

Notes to the financial statements

The regulatory framework and the adoption of international accounting standards (IAS/IFRS)

The European Union (EU) decided to adopt a series of regulatory measures with a view to making the financial statements of listed companies more comparable.

The EU could have issued a set of European accounting principles, a sort of EURGAAP, to standardise the different accounting principles used in the various Member States; but instead, the EU decided to adopt accounting principles that are already internationally recognised, those issued by the IASB, previously entitled IAS (International Accounting Standards) and in future to be known as IFRS (International Financial Reporting Standards).

International accounting standards have gone through a profound review, also as a result of requests on the part of the EU, and certain alternative ways of valuing financial statement items that used to be granted have now been eliminated, so as to improve the comparability of financial statements. The objective is to give investors a true and fair view of companies' assets and liabilities, financial position and results. The evolution of financial markets and the globalisation of the economy has made it increasingly obvious that accounts have to be prepared on a uniform basis. Indeed, it is only by using common criteria that financial operators will be able to allocate financial resources to companies in the most efficient way possible. Companies will then have the advantage of a lower cost of capital: the lack of comparability and the "nationalisation" of accounting principles increased financial costs for companies in the European Union because of the accounting risk inherent in the adoption of different principles for the preparation of financial statements.

The adoption of international accounting standards is subject to formal approval on the part of the European Union.
Art. 6 of Regulation 1606/2002 does in fact lay down that a check has to be made to ensure that each international accounting standard is compatible with EU law: it is up to EFRAG (the European Financial Reporting Advisory Group) to evaluate from a technical point of view the international standards and the related interpretations issued by IFRIC (International Financial Reporting Interpretation Committee) to encourage their adoption by the EU, if necessary changing the directives that deal with accounting matters.

EU regulation 1606/2002 of July 19, 2002 requires all companies listed on organised European stock markets to adopt IAS/IFRS in the preparation of their consolidated financial statement from January 1, 2005 onwards. For other companies, it is up to the Member States to impose or permit the use of international accounting standards.

The regulation adds that international accounting standards should only be adopted if they are not contrary to the EU principle whereby financial statements have to give a true and fair view of a company's assets and liabilities, financial position and results, and providing they comply with the criteria of understandability, relevance, reliability and comparability required of financial information.

International accounting standards were formally approved by the European Union with Regulation 1725 of September 29, 2003 which adopted certain international standards; thirty-two IAS were adopted, whereas IAS 32 and 39 on financial instruments were deferred for further consideration. SIC 5, 16 and 17 issued by the Standing Interpretations Committee (SIC) were also excluded.

The Italian Parliament passed Law 306 (Community Law 2003) of October 31, 2003 with which it exercised the option permitted by EU Regulation 1606/2002 delegating the Government to adopt, within one year, one or more legislative decrees to implement the faculty mentioned above.
Legislative Decree 38 of February 28, 2005 implements the delegating law just mentioned, laying down that listed companies obliged by EU Regulation 1606/2002 to prepare consolidated financial statements in accordance with international accounting standards can prepare the individual financial statements of the companies making up the group according to the same standards, starting in 2005.

Since then, the European Commission has:

- adopted Regulation 707 which approves IFRS 1 "First-Time Adoption of IAS" (April 6, 2004);
- approved, with certain limitations, IAS 39 on financial instruments (November 19, 2004);
- approved IAS 32 and other accounting standards revised by the IASB (December 29, 2004).

The version of IAS 39 approved by the EU is different from the text approved by the IASB as regards the valuation of liabilities at fair value (a question that has prompted a recent intervention on the part of the IASB) and as regards macrohedges of the interest rate risk affecting portfolios of assets and liabilities.

CONSOB, with Resolution 14990 of April 14, 2005, has made some amendments to Regulation 11971/1999 in consideration of the changes introduced by the EU Regulation on the application of international accounting standards.

The AEM Group has drawn up half-yearly report on the basis of IAS 34 "Interim financial reporting" and IFRS 1 “First-time adoption of IFRS”.

Note that the figures shown here could be changed to reflect future orientations of the European Commission regarding the approval of IFRS or any pronouncements by the IASB or the IFRIC.

General information

AEM S.p.A. is a company incorporated under Italian law. AEM S.p.A. and its subsidiaries ("the Group") operate essentially in Italy.

The Group is principally involved in the production, sale and distribution of electricity, in the sale and distribution of gas, as well as in the design and laying of fibre optic networks.

The Group's registered office is in Corso di Porta Vittoria 4, Milan, Italy.

The consolidated financial statements of the AEM Group are expressed in euros, which is also the currency of the economies in which the Group operates.

This quarterly report was approved for publication by the Board of Directors of AEM S.p.A. at the meeting held on November 14, 2005.

Scope of consolidation

The consolidated quarterly report of the AEM Group at September 30 2005 includes the financial statements of the parent company AEM S.p.A. and of the Italian and foreign companies in which AEM S.p.A., directly or indirectly, holds a majority of the voting rights that can be exercised at ordinary shareholders' meetings. The companies on which the parent company has joint control with other shareholders have been consolidated on a proportional basis.

Following the loss of control, Zincar S.r.l is carried at equity, whereas at December 31, 2004 it was consolidated on a line-by-line basis.

As regards joint ventures, AEM S.p.A. consolidates Edipower S.p.A. on a proportional basis (20%) in light of the contracts and agreements that exist among the current shareholders. This consolidation percentage includes the call options (4%) which are considered "as though exercised" at January 1, 2004, which means that they are not subject to valuation in accordance with IAS 32 and 39.

Ecodeco S.r.l. is carried at equity following the acquisition of 30% of its share capital by AEM S.p.A. on April 22, 2005. Goodwill has been allocated in accordance with IFRS 3 and the effects of the allocation are included in this quarterly report.

From September 30, 2005 the scope of consolidation of the AEM Group includes the consolidation of the Edison Group through Transalpina di Energia S.r.l., which is jointly controlled through Delmi S.p.A. Transalpina di Energia S.r.l. has been consolidated using the proportional method (50%), while Delmi S.p.A. is fully consolidated.

Consolidation policies and procedures

Consolidation policies

Subsidiaries

The scope of consolidation of the AEM Group includes the parent company, AEM S.p.A., as well as the companies over which it exercises direct or indirect control. The subsidiaries are consolidated from the date on which the Group effectively acquires control and are no longer consolidated from the date on which control is transferred to a company outside of the Group.

Associates

Investments in associates, in other words those in which the AEM Group holds a significant interest and is able to exercise a considerable influence, are valued under the equity method. Gains or losses pertaining to the Group are recognised in the consolidated financial statements from the date on which the Group began to have a significant influence over the company. The investment is deconsolidated if this significant influence comes to at end.

In the event that the loss pertaining to the Group exceeds the book value of the investment, the book value is cancelled and any excess loss is provided for to the extent that the Group has legal or implicit obligations towards the associate to cover its losses or, in any case, to make payments on its behalf.

Joint ventures

Joint ventures, i.e. investments in companies in which the AEM Group holds joint control together with third parties, are consolidated on a proportional basis. The consolidated financial statements therefore includes, line by line, all of such companies' assets, liabilities, revenues and costs in proportion to the AEM Group's shareholding.

Consolidation procedures

The financial statements of the subsidiaries, associates and joint ventures consolidated by the AEM Group have been prepared at each period-end using the same accounting principles as the parent company. Any items valued on alternative bases are adjusted during the consolidation process to bring them into line with Group accounting principles.

All intercompany balances and transactions, including any unrealised profits deriving from transactions between Group companies, are eliminated completely. Unrealised gains and losses with associates and joint ventures are eliminated for the portion pertaining to the Group.

Unrealised losses are eliminated, unless they represent a permanent impairment.

In preparing the consolidated financial statements, the assets, liabilities, costs and revenues of the companies being consolidated are included in their entirety on a line-by-line basis, showing the portion of shareholders' equity and net profit for the period pertaining to minority interests separately in the balance sheet and income statement.

The book value of the investment in each of the subsidiaries is eliminated against the corresponding share of each subsidiary's net equity, including any adjustments to fair value at the date of acquisition; any difference that arises from this process has to be treated as goodwill and accounted for as such, in accordance with IFRS 3.

Accounting policies

Translation of foreign currency items

The functional and reporting currency used by the AEM Group is the euro. Transactions in currencies other than the euro are initially booked at the exchange rate ruling on the day of the transaction. Monetary assets and liabilities denominated in foreign currency are translated into euro at the exchange rate ruling on the balance sheet date.

Non-monetary items valued at historical cost in foreign currency are translated at the exchange rate ruling on the date when the transaction was first recorded. Non-monetary items shown at fair value are translated at the exchange rate ruling on the valuation date.

The financial statements of consolidated companies operating in countries that do not form part of the Euro-zone are translated into euro by applying the exchange rate ruling at the end of the accounting period to balance sheet items and the average exchange rates for the period to income statement items. Exchange differences are booked directly to equity and shown separately in a specific equity reserve. When a foreign affiliate is disposed of, the exchange differences accumulated in a specific equity reserve are transferred to the income statement.

Property, plant and equipment

Property, plant and equipment are booked at historical cost, including any additional charges directly attributable the asset and needed to bring it into service (e.g. transport, customs duty, location preparation expenses, installation and testing costs, notary and cadastral fees and any non-deductible VAT), increased by the present value of the estimated cost of restoring the location from an environmental point of view or dismantling the plant, if this is significant and obligatory under current regulations. If important components of property, plant and equipment have different useful lives, they are accounted for separately according to the "component approach", giving each of them its own useful life for the purpose of calculating depreciation. All plots of land, whether occupied by residential or industrial buildings or devoid of construction, are not depreciated as they have an unlimited useful life, except for land used in production activities that is subject to deterioration over time (e.g. landfills, quarries).

Property, plant and equipment are shown net of accumulated depreciation and any writedowns. Depreciation is calculated from the year in which the individual asset enters service and is charged on a straight-line basis over the estimated useful life of the asset for the business. The useful life of each asset is reviewed annually and any changes, if needed, are made with a view to showing the correct value of the asset.

The main depreciation rates used, which are based on technical and economic considerations, are as follows:

Depreciation rates	
- buildings	1.0% - 12.5%
- production plant	1.0% - 33.3%
- transport lines	1.4% - 100.0%
- transformation stations	1.8% - 33.3%
- distribution networks	1.4% - 33.3%
- miscellaneous equipment	3.3% -100.0%
- mobile phones	100.0%
- furniture and fittings	10.0% - 12.5%
- electric and electronic office machines	10.0% - 33.3%
- vehicles	10.0% - 25.0%
- leasehold improvements	12.5 % - 33.3%

Items of property, plant and equipment are subjected to impairment testing if there are specific signs that they have suffered a loss of value. Impairment testing consists of comparing the recoverable amount of the asset with its net book value. The recoverable amount of an asset is the higher of the net selling price and its value in use.
To establish the value in use, the expected future cash flows are discounted at a pre-tax discount rate that reflects a current market estimate of the cost of money related to the period of time and the specific risks of the activity in question. For an asset that does not generate completely independent cash flows, the realisable value is determined on the basis of the cash generating unit (C.G.U.) to which the asset belong. Impairment losses are booked to the income statement under amortisation, depreciation and writedowns. Impairment losses are written back if the reasons for them no longer exist.
When an asset is sold or future economic benefits are no longer expected from using the asset, it is eliminated from the balance sheet and any gain or loss (i.e. the difference between the disposal value and the carrying value) is booked to the income statement in the year of the elimination.

Intangible assets
Intangible assets are booked at cost, in the same way as property, plant and equipment.
Intangible assets with a definite useful life are shown net of accumulated amortisation and any permanent losses of value which are established in the same way as for property, plant and equipment.
Intangible assets are subjected to impairment testing if there are specific signs that they have suffered a loss of value. Impairment testing consists of comparing the recoverable amount of the asset with its net book value.

Intangible assets with an indefinite useful life and those that are not yet available for use are subjected to impairment testing on an annual basis, whether or not there are specific signs that they have suffered a loss of value.

Gains or losses on disposal of an intangible asset are calculated as the difference between the disposal value and the carrying value of the asset and are booked to the income statement at the time of the disposal.

Goodwill

The goodwill deriving from the acquisition of subsidiaries, associates or joint ventures is initially booked at cost and represents the higher amount that the purchaser was prepared to pay compared with its share of the company's net fair value based on identifiable amounts of current and potential assets and liabilities. After initial recording, goodwill is no longer subject to amortisation; instead, it is subjected to annual impairment testing to see if it has lost value. If impairment testing indicates that the book value of goodwill is in excess of its real value, it gets written down with a charge to the income statement. Goodwill relating to associates is included in their carrying value.

In particular, the AEM Group thought it best to reconsider the business combination which involved the acquisition of 33% of the investment in Metroweb S.p.A. and the simultaneous sale of the investment in Fastweb S.p.A. in June 2003.

In this connection, it is worth mentioning that IFRS 3 does not regulate acquisitions of minority interests by a parent company. Moreover, the deal is considered a "non-monetary transaction" as AEM S.p.A. bought the stake in Metroweb S.p.A. previously held by e.Biscom S.p.A. (now called Fastweb S.p.A.) and sold its investment in the "previous" Fastweb S.p.A. to e.Biscom S.p.A. for a net value in AEM's favour, which was paid for in e.Biscom S.p.A. convertible bonds. Transactions of this kind are treated by International Accounting Standards in the recently published draft of IFRS 3, which confirms the plan to converge with US GAAP on this matter. "Non-monetary transactions" between related parties are treated by US GAAP as "equity transactions". Any goodwill arising from such transactions following the purchase of an investment is cancelled by the contra-entry of the capital gain generated on the sale of the other investment forming part of the same deal.

At the date of acquisition, any goodwill that arises is allocated to each of the cash generating units that are expected to benefit from the synergies deriving from the acquisition. Any loss of value is identified by means of valuations based on the ability of each unit to generate cash flows to recoup the part of the goodwill that was allocated to it, using the same methods as were explained in the section on property, plant and equipment. If the value that can be recouped by a cash generating unit is less than the amount of goodwill allocated to it, the loss in value is recorded. This loss in value is not written back even if the reasons for it no longer exist.

Long-term construction contracts in progress

Long-term construction contracts currently in progress are valued on the basis of the contractual fees that have accrued with reasonable certainty, according to the stage of completion (or "cost to cost") method, so as to allocate the revenues and net result of the contract to the individual periods to which they belong, in proportion to the progress being made on the project. Any difference, positive or negative, between the value of the contracts and the advances received is booked respectively to the asset or liability side of the balance sheet.

In addition to the contractual fees, contract revenues include any variants, price revisions and incentive awards to the extent that probably represent actual revenues that can determined with a reasonable degree of reliability. Ascertained losses are recognised independently of the stage of completion of the contracts.

Inventories

Inventories of materials and fuel are valued at the lower of weighted average cost and market value at the period-end. Weighted average cost is determined for the period of reference and for each inventory code. Weighted average cost includes any additional costs (such as sea freight, customers charges, insurance, lay or demurrage days in the purchase of fuel) relating to purchases during the period. Inventories are constantly monitored and, whenever necessary, technologically obsolete stocks are written down with a charge to the income statement.

Financial instruments

The AEM Group has adopted IAS 32 and 39 from January 1, 2005.

Financial instruments include investments that are available for sale and other non-current financial assets such as securities that are expected to be held to maturity, non-current receivables and loans, trade and other receivables originated by the company and other current financial assets such as cash and cash equivalents.

Assets held for trading also form part of financial instruments.

Cash and cash equivalents include bank deposits, readily negotiable securities used as temporary investments of surplus cash and financial receivables due within three months.

Financial instruments also include financial payables, trade and other payables, as well as derivatives (receivable and payable).

Their initial valuation includes issue costs or the transaction costs directly attributable to the purchase.

Purchases and sales of financial assets and liabilities are accounted for as of the transaction date.

The fair value is calculated according to the following hierarchical scale:

1. *Market value*

   The reference market has to be unrestricted and active, with prices made available to the public on a regular and continuous basis. If there is more than one market that can provide a price for the object to be valued, the most convenient one is chosen.
2. *Using the prices of similar assets and liabilities*

   If a market price is not available, the prices of similar assets and liabilities are used.
3. *Methods of valuation*

   In the absence of reliable prices, the fair value is determined by means of generally accepted valuation models and techniques that can make a reasonable estimate of the market value, such as discounted cash flow (DCF) and option pricing.
4. *At cost*

   In the event that none of the above approaches are applicable, the only point of reference that remains is cost.

Subsequent valuation depends on the class to which the instrument belongs.

a. Cash and cash equivalents, which are short-term financial commitments convertible into cash which are well-known and subject to immaterial risk of value fluctuations in a period not exceeding 90 days, including ready cash, and are shown at their face value; for the purposes of the consolidated cash flow statement, cash is shown net of bank overdrafts at the balance sheet date.
b. Assets held for trading are shown at fair value, booking any changes in value to the income statement.
c. Assets available for sale, including investments, are shown at fair value. Any gains or losses that arise are booked directly to an equity reserve and then charged to income when the assets disposal of. In particular, when the fair value of investments cannot be reasonably determined, they are valued according to the other methodologies envisaged by IFRS or at cost, adjusted for any permanent losses in value, the effect of which is charged to the income statement. The risk deriving from any losses in excess of the book value of the investment is booked to a special provision to the extent to which the investor has undertaken to meet the legal or implicit obligations vis-à-vis the investee enterprise or, in any case, to cover its losses.
d. Current financial assets that the Company intends to hold until maturity are valued at amortised cost, using the original effective interest rate and discounting the cash flows back to the balance sheet date at the same rate.
e. Other financial liabilities are valued at amortised cost, while the costs incurred to obtain loans and any issue premiums or discounts are used to adjust the nominal value of the loan. Financial costs are calculated according to the effective interest rate method. The fair value option foreseen in the "Amendments to IAS 39 Financial Instruments: Recognition and Measurement" published by the IASB in June 2005 has been applied from January 1, 2005 solely to the bond loan issued by AEM S.p.A. in October 2003: management is of the opinion that this amendment will be approved before the end of the year and therefore applicable from January 1, 2005.
f. Assets and liabilities that are being hedged by derivatives are shown at fair value if it is the price risk that is being hedged (i.e. fair value hedges), at amortised cost or at fair value if it is the future cash flows that are being hedged (i.e. cash flow hedges).
g. The AEM Group holds derivatives to hedge its exposure to the risk of changes in the price of commodities, exchange rates and interest rates. In line with Group policy, no derivatives are taken out purely for speculative purposes. In the event that such transactions, even if stipulated to hedge risks, do not satisfy the effectiveness test for derivatives foreseen by IAS 39, they are shown at fair value, booking at gain or loss to the income statement. In accordance with IAS 39, hedging derivatives can only be treated according to the methods laid down for hedge accounting when: a) there is a formal designation and documentation for the hedging relationship at the start of the hedge; b) the hedge is expected to be highly effective; c) the effectiveness can be reliably measured; and d) the hedge is highly effective during various accounting periods for which it was designated. The hedging derivatives that hedge the risk of fluctuations in the fair value of the instruments being hedged (fair value hedges, e.g. hedging changes in the fair value of fixed-interest assets/liabilities), are booked at fair value with the effects being reflected in the income statement; in the same way, the instruments being hedged are adjusted to reflect changes in the fair value associated with the risk being hedged. When the derivatives hedge the risk of changes in the cash flows generated by the instruments being hedged (cash flow hedges, e.g. hedging the variability of the cash flows generated by floating-rate assets/liabilities because of fluctuations in interest rates), any variations in the fair value are initially booked to equity and subsequently charged to the income statement in line with the economic effects produced by the hedged transaction. If a hedging instrument is closed, but the transaction being hedged has not yet taken place, the

accumulated gains and losses remain in the equity reserve and are only transferred to income when the transaction is finalised. If the transaction being hedged is no longer considered probable, the gains and losses still to be realised and booked to the equity reserve are transferred immediately to income.

Changes in the fair value of derivatives that do not satisfy the conditions to qualify as hedges are booked to the income statement.

h. Receivables and payables originated by the Company are valued at amortised cost and the valuation takes account of the collectibility of the receivables. In particular, trade receivables that fall due within the normal trading terms do not get discounted and are booked at cost (i.e. their face value), net of any impairment losses that are charged to income. The collectibility of receivables and the need for any writedowns are reassessed on a quarterly basis. Trade payables that fall due within the normal trading terms do not get discounted and are booked at cost (i.e. their face value).

Trade payables

Trade payables that fall due within the normal trading terms do not get discounted and are booked at cost (i.e. their face value).

Financial liabilities

The AEM Group has adopted IAS 32 and 39 from January 1, 2005. From that date, financial liabilities, with the exception of derivatives, are initially booked at cost, which corresponds to the fair value of the liabilities net of transaction costs directly attributable to issuance of the liability in question.

After initial recognition, financial liabilities are valued at amortised cost using the original effective interest rate method. The valuation of financial liabilities protected by fair value hedges is adjusted to reflect any changes in fair value associated with the risk being hedged.

Discontinued operations and assets held for sale

Discontinued operations and assets held for sale include assets (or groups of assets being disposed of) whose book value will be recovered principally by being sold off rather than being continuously used. Assets held for sale are valued at the lower of net book value and fair value, net of selling costs.

In accordance with IFRS, the figures for discontinued operations are shown as follows:

- in two specific balance sheet items: assets held for sale and liabilities related to assets held for sale;
- in one specific income statement item: net profit (loss) on discontinued operations and assets held for sale.

Employee benefits

Guaranteed employee benefits paid on or after termination of employment through defined-benefit plans (energy discount, health care or other benefits) or long-term benefits (fidelity bonus) are recognised in the period when the right accrues.

The liability relating to defined-benefit plans, net of any assets that exist to service the plan, is determined on the basis of actuarial assumptions and booked on an accrual basis in line with the work needed to be done to obtain the benefits; the liability is valued by independent actuaries.

Gains and losses arising from the actuarial calculation are charged to the income statement as a cost or as income; the Group does not apply the so-called "corridor method".

Provisions for risks and charges

The provisions for risks and charges concern costs of a particular nature that definitely or probably exist, but which at the balance sheet date are uncertain in terms of amount or timing. Such provisions are recognised when there is a current liability (legal or implicit), deriving from a past event, if it is likely that resources will have to be spent to satisfy the liability and it is possible to make a reasonable estimate of the amount of the liability.

Provisions are booked for an amount that represents the best estimate of the amount that the Company would have to pay to extinguish the liability, or to transfer it to third parties, as of the balance sheet date. If the effect of discounting is significant, the provisions are calculated by discounting expected future cash flows at a pre-tax discount rate that reflects a current market valuation of the cost of money over time. If discounting is applied, the increase in the provision due to the passing of time is booked as a financial expense. If the liability relates to property, plant and equipment (e.g. dismantling and restoring industrial sites), the provision is booked as a contra-entry to the asset to which it refers; the expense is then charged to the income statement through the process of depreciating the asset in question.

Treasury shares

Treasury shares are booked as a reduction of equity. The par value of the treasury shares is booked as a reduction of the issued share capital, while the excess purchase/sale value compared with the par value is deducted from other reserves.

Grants

Grants, both from public entities and from external private entities, are booked at fair value when there is reasonable certainty that they will be received and that the Company will be able to comply with the terms and conditions for obtaining them.

Grants received to help cover specific expenses are booked to other liabilities and credited to the income statement on a systematic basis over the accounting periods needed to match the related costs.

Contributions received to help cover the cost of specific items of property, plant and equipment are booked either as a direct reduction of the assets concerned, or to other liabilities and credited over the period of depreciation of the assets to which they refer.

Operating grants (given to provide the company with immediate financial aid or as compensation for costs or losses incurred in a previous accounting period) are charged in their entirety to the income statement as soon as the conditions for booking the grants are satisfied.

Revenues

Revenues are recognised to the extent that it is possible to establish their fair value on a reliable basis and it is probable that the related economic benefits will be enjoyed. Depending on the type of transaction, revenues are recognised on the basis of the following specific criteria:

- revenues from the sale of goods are recognised when the principal risks and benefits of owning the goods have been transferred to the buyer;
- revenues from the provision of services are recognised according to the stage of completion based on the same criteria as for contract work in progress. If it is impossible to establish the value of revenues on a reliable basis, they are recognised up to the amount of the costs incurred, providing they are expected to be recovered.

In particular, revenues for the sale and transport of electricity and gas are recognised at the time that the energy is supplied or the service rendered, even if they are still to be invoiced, and determined by integrating those based on pre-established meter-reading calendars with suitable estimates. These revenues are based, when applicable, on the tariffs and related tariff restrictions foreseen by current law and by the Italian Authority for Electricity and Gas and equivalent organisation abroad in force during the period of reference.

Interest

Interest income and expense are booked on an accruals basis according to the interest accruing on the net value of the related financial assets and liabilities at the effective interest rate.

Dividends

Dividend income is recognised when it is established that the shareholders have a right to receive payment.

Financial charges

Financial charges are recognised in the period in which they are incurred.

Income taxes

Current income taxes for the period are based on an estimate of taxable income and in compliance with current tax regulations; account is also taken of the fact that the Company now files for tax on a Group basis.

Deferred tax assets and liabilities are calculated on the temporary differences between the balance sheet figures shown in the consolidated financial statements and the corresponding figures for tax purposes. Deferred tax assets have also been recognised on the carry-forward tax losses of the companies that do not file on a Group basis. Deferred tax assets are only booked when it is likely that they will be recovered; in other words, when it is expected that sufficient taxable profits will be earned to absorb the asset.

The recoverability of deferred tax assets is reviewed at each period-end.

Use of estimates

When preparing the consolidated financial statements and notes according to IFRS, the Company makes estimates and hypotheses that have an effect on the assets and liabilities shown in the accounts and on the information regarding contingent assets and liabilities at the balance sheet date. The actual results could differ from these estimates. Estimates are used to calculate provisions for bad and doubtful receivables, obsolete and slow-moving goods, depreciation and amortisation, asset writedowns, employee benefits, taxes, restructuring and other provisions. These estimates and hypotheses are reviewed periodically and all changes are reflected immediately in the income statement.

COMMENTS ON THE FINANCIAL STATEMENTS OF THE GROUP

1. BALANCE SHEET

From September 30, 2005 the scope of consolidation of the AEM Group includes the consolidation of the Edison Group through Transalpina di Energia S.r.l., which is jointly controlled through Delmi S.p.A.; as a result, the figures at September 30, 2005 are not directly comparable with those at December 31, 2004.
The scope of consolidation of the AEM Group includes all subsidiaries, consolidated line-by-line, as well as Plurigas S.p.A. and Edipower S.p.A., which are consolidated on a proportional basis. Zincar S.r.l. has been excluded from the scope of consolidation from 2005 and is now carried at equity. Ecodeco S.r.l., 30% of which was acquired during the period under review, is also carried at equity.

The balance sheet at September 30, 2005 reports assets of 12,809,547 thousand euro and liabilities of 9,145,637 thousand euro; shareholders' equity amounts to 3,663,910 thousand euro.
Net profit for the period came to 166,618 thousand euro.

ASSETS

A) NON-CURRENT ASSETS

A1) PROPERTY, PLANT AND EQUIPMENT

(thousands of euro)	Net book value 12/31/2004	Capital expenditure	Other Changes	Disposals and Reclass.	Depreciation and writedowns	Consolidation Delmi Group	Net book value 09/30/2005
Land	25,885	3		10,686		68,462	105,036
Buildings	239,404	586		(3,484)	(9,158)	376,626	603,974
Plant and machinery	2,494,906	49,112		9,055	(95,706)	3,058,899	5,516,266
Industrial and commercial equipment	4,908	636		(342)	(1,900)	8,639	11,941
Other property, plant and equipment	13,420	2,062		6	(1,880)	8,254	21,862
Construction in progress and advances	230,485	79,554	(35)	(25,625)		702,810	987,189
Leasehold improvements	2,711	650		69	(868)		2,562
Leased assets	44,033			0	(1,070)	86,683	129,646
Total	**3,055,752**	**132,603**	**(35)**	**(9,635)**	**(110,582)**	**4,310,373**	**7,378,476**

Property, plant and equipment total 7,378,476 thousand euro (3,055,752 thousand euro at December 31, 2004) and increased by 4,322,724 thousand euro, due to:

- capital expenditure and advances to suppliers during the period under review, 132,603 thousand euro, including 13,976 thousand euro as capitalised labour costs:
  - Electricity generation, 73,032 thousand euro;
  - Market, 459 thousand euro;
  - Networks, 54,994 thousand euro;
  - Services, 4,118 thousand euro;
- elimination of the assets of Zincar S.r.l. following its deconsolidation during the period under review, 35 thousand euro;
- the disposal of assets for 9,635 thousand euro, net of accumulated depreciation;
- the writedown of assets for 4,553 thousand euro, net of accumulated depreciation;
- depreciation charge for the period of 106,029 thousand euro;
- the consolidation of the Delmi Group for 4,310,373 thousand euro.

Note that "Plant and machinery" includes the costs involved in the obligatory environmental restoration of the thermoelectric production areas of Edipower S.p.A., for 3,242 thousand euro. These costs have been discounted and the effect of this is reflected in the income statement under financial charges.

A2) INVESTMENT PROPERTY

At September 30, 2005 investment property totals 28,520 thousand euro and refers solely to the consolidation of the Delmi Group.

A3) INTANGIBLE ASSETS

(thousands of euro)	Net book value 12/31/2004	IAS change 01/01/05	Cap. expend.	Other Changes	Amort.	Consolid. Delmi Group	Net book value 09/30/2005
Industrial patents and intellectual property rights	11,475		573	5,713	(2,672)	132	15,221
Concessions, licences, trademarks and similar rights	11,937		416	140	(1,104)	171,552	182,941
Goodwill	126,394			38,398	(1,057)	1,876,298	2,040,033
Assets in process of formation	3,274		3,944	(5,874)		3,175	4,519
Other intangible assets	3,933	(2,027)	1		(414)	9,849	11,342
Total	**157,013**	**(2,027)**	**4,934**	**38,377**	**(5,247)**	**2,061,006**	**2,254,056**

Intangible assets at September 30, 2005 increased by 2,097,043 thousand euro compared with December 31, 2004, as a result of:

- reclassification, 2,027 thousand euro, on January 1, 2005, of the costs involved in issuing the bond loan and to obtain the Mediobanca loan, as a reduction of "Due to banks" as foreseen by IAS 39;
- capital expenditure during the period under review of 4,934 thousand euro, broken down by activity sector as follows:
  - Electricity generation, 201 thousand euro;
  - Market, 132 thousand euro;
  - Networks, 49 thousand euro;
  - Services, 4,552 thousand euro;
- the write-off of 900 thousand euro of goodwill relating to the purchase of the investment in AEM Calore & Servizi S.p.A. following the agreement with the seller Siemens Building Technologies A.G. (now called Siemens Schweiz A.G.) which reduced the purchase price;
- the consolidation of goodwill of Ecodeco of 39,298 thousand euro;
- other changes for the period of 21 thousand euro;
- amortisation for the period of 5,247 thousand euro;
- the consolidation of the Delmi Group of 2,061,006 thousand euro.

The caption Goodwill at September 30, 2005 amounts to 2,040,033 thousand euro and refers to the following acquisitions:

In thousands of euro	*Balance at September 30, 2005*
Enel Distribuzione S.p.A.'s business	109,520
Serenissima Gas S.p.A.	9,497
AEM Calore & Servizi S.p.A.	3,897
Edipower S.p.A.	2,154
Serenissima Energia S.r.l.	426
Ecodeco S.r.l.	38,241
Delmi S.p.A.	13,381
Transalpina di Energia S.r.l.	110,405
Edison Group	1,752,512
Total	**2,040,033**

A4) INVESTMENTS

(thousands of euro)	Amount at 12/31/2004	Changes for the period	Consolidation Delmi Group	Amount at 09/30/2005
Investments in subsidiaries			4,177	4,177
Investments in associates valued at equity	14,556	32,076	28,052	74,684
Investments in parent companies				-
Investments in joint ventures				-
Total	**14,556**	**32,076**	**32,229**	**78,861**

Investments at September 30, 2005 increased by 64,305 thousand euro compared with December 31, 2004, as a result of:

- for 32,076 thousand euro, the increase mainly deriving from the purchase of a 30% investment in Ecodeco S.r.l., an industrial holding belonging to the Ecodeco Group operating in Italy and in other European countries in the field of electricity generation from waste incineration and biogas and in the treatment and disposal of waste. The higher values paid on acquisition have now all be allocated to assets with the residual portion being booked to goodwill and submitted to impairment testing, which gave a positive result. Note that the call option for the other 70% of the shares in Ecodeco S.r.l. has been valued at zero, based on an estimate of its fair value;
- for 32,229 thousand euro, consolidation of the Delmi Group.

With reference to the investment in Mestni Plinovodi d.o.o., AEM SpA has taken a commitment in favour of Simest S.p.A., a minority shareholder of Mestni Plinovodi d.o.o., to buy 50% of the interest currently held by Simest S.p.A. (17.543%) on September 30, 2009. The purchase price has been irrevocably agreed between the parties, as the higher between the cost incurred by Simest S.p.A. for the acquisition of the investment (1,500 thousand euro) and the company's net equity at September 30, 2009.

A5) OTHER NON-CURRENT FINANCIAL ASSETS

(thousands of euro)	Amount at 12/31/2004	Change IAS 01/01/05	Changes for the period	Consolid. Delmi Group	Amount at 09/30/2005
Financial assets held for trading (HFT)					
Financial assets held to maturity (HTM)	81			962	1,043
Loans and receivables (L&R)	1,055			29,963	31,018
Financial assets available for sale	374,297	133,909	(254,301)	39,781	293,686
Other financial assets					
Total	**375,433**	**133,909**	**(254,301)**	**70,706**	**325,747**

Other non-current financial assets decrease by 46,686 thousand euro on December 31, 2004, due to:

- at January 1, 2005, on application of IAS 39, the value of the investments in listed companies was adjusted to their fair value for a total of 133,909 thousand euro. These changes related to: the investment in ATEL SA for 85,413 thousand euro; the investment in Fastweb S.p.A. for 48,158 thousand euro; the investment in AEM Torino S.p.A. for 338 thousand euro;
- the decrease in financial assets available for sale of 254,301 thousand euro is essentially due to the sale of the investment in Fastweb S.p.A. (formerly e.Biscom S.p.A.), for 291,147 thousand euro, including both the purchase cost and the revaluation at fair value carried out on January 1, 2005, partly offset by the revaluation at fair value, for 34,504 thousand euro, of the investment in ATEL SA, and for 2,342 thousand euro, of the investment in AEM Torino S.p.A.;
- the consolidation of the Delmi Group involved an increase in other non-current financial assets of 70,706 thousand euro.

A6) NON-CURRENT DERIVATIVES

(thousands of euro)	Amount at 12/31/2004	Changes for the period	Consolidation Delmi Group	Amount at 09/30/2005
Non-current derivatives		577		577

Extraordinary charges at September 30, 2005 amount to 577 thousand euro and refer to the valuation of the commodity price hedge taken out by Plurigas S.p.A..
Details on derivatives are provided in the section on "Other information".

A7) DEFERRED TAX ASSETS

(thousands of euro)	Amount at 12/31/2004	IAS change 01/01/05	Changes for the period	Consolidation Delmi Group	Amount at 09/30/2005
Deferred tax assets	116,217	15,790	33,486	52,330	217,823

This caption amounts to 217,823 thousand euro (116,217 thousand euro at December 31, 2004) and refers to amounts due from the tax authorities for deferred tax assets (IRES and IRAP), deriving from temporary differences between the net profit shown in the financial statements and taxable income, which will reverse in future years. Deferred tax assets have been calculated on the basis of the tax rates expected to be in force when the temporary differences that generated them will reverse.
The adjustments made as a result of adopting IAS 32 and 39 led to the recognition of deferred tax liabilities with the contra-entry being booked to the transition reserve as part of equity for 15,790 thousand euro, raising the opening value of this item to 132,007 thousand euro at January 1, 2005.

A8) OTHER NON-CURRENT RECEIVABLES

(thousands of euro)	Amount at 12/31/2004	Changes for the period	Consolidation Delmi Group	Amount at 09/30/2005
Other non-current receivables	1,806	378	179,475	181,659

Other non-current receivables amount to 181,659 thousand euro (1,806 thousand euro at December 31, 2004) and refer to amounts due from personnel and guarantee deposits. The increase resulting from the consolidation of the Delmi Group amounts to 179,475 thousand euro.

A10) RESTRICTED OR PLEDGED DEPOSITS

(thousands of euro)	Amount at 12/31/2004	Changes for the period	Consolidation Delmi Group	Amount at 09/30/2005
Restricted or pledged deposits			4,500	4,500

This caption has a balance of 4,500 thousand euro which relates solely to the consolidation of the Delmi Group.

B) CURRENT ASSETS

B2) INVENTORIES

(thousands of euro)	Amount at 12/31/2004	IAS change 01/01/05	Changes for the period	Consolidation Delmi Group	Amount at 09/30/2005
Inventories	74,971	5,402	27,996	221,006	329,375

Inventories increase by 254,404 thousand euro compared with December 31, 2004, relating to:

- 27,996 thousand euro, the increase in stock for the period due to the seasonal effects of inventories of fuel (storage of natural gas) by Plurigas S.p.A., proportionally consolidated, as well as to fuel held by the subsidiary AEM Trading S.r.l., partly offset by a decrease in contract work in progress, which at December 31, 2004, also included inventories of Zincar S.r.l., which is no longer consolidated at September 30, 2005. In addition, the green certificates belonging to AEM Trading S.r.l. that appeared in the previous year's financial statements do not feature here.
- 5,402 thousand euro, to the increase in the value of the inventories of fuel held by Plurigas S.p.A., which were revalued on January 1, 2005, following the adjustment of the variable intrinsic component of inventories (fair value hedge) in accordance with IAS;
- 221,006 thousand euro, to the consolidation of the Delmi Group.

B3) CURRENT FINANCIAL ASSETS

(thousands of euro)	Amount at 12/31/2004	Change. IAS 01/01/05	Changes for the period	Consolidation Delmi Group	Amount at 09/30/2005
Financial assets held for trading (HFT)				16,581	16,581
Financial assets held to maturity (HTM)	3				3
Loans and receivables (L&R)				9,439	9,439
Financial assets available for sale					-
Other financial assets				1,000	1,000
Financial assets due from related parties			1	3,070	3,071
Total	**3**		**1**	**30,090**	**30,094**

At September 30, 2005 these amount to 30,094 thousand euro; the increase amounting to 30,090 is essentially due to the consolidation of the Delmi Group.

B4) CURRENT DERIVATIVES

(thousands of euro)	Amount at 12/31/2004	IAS change 01/01/05	Changes for the period	Consolidation Delmi Group	Amount at 09/30/2005
Current derivatives		30,689	26,436	29,467	86,592

Following the adoption of IAS 39 on January 1, 2005, the effect of outstanding derivatives has been booked to assets for 30,689 thousand euro, made up mainly of the valuation of derivatives hedging the interest rate risk on the debt for the bond loan and on the debt owed to Cassa Depositi e Prestiti.

At September 30, 2005 this caption totals 86,592 thousand euro and is made up of:

- 51,645 thousand euro for the valuation of the derivatives hedging interest rate risk on the bond loan;
- 5,480 thousand euro for the valuation of the derivatives hedging fluctuations in commodity prices;
- 29,467 for the consolidation of the Delmi Group.

Compared with January 1, 2005, there has been an increase in the derivative hedging the bond loan following its adjustment to fair value at September 30, 2005, an increase in the valuation of the commodity hedges, while the valuation of the derivative hedging the market price of the shares in Fastweb S.p.A. was eliminated following their sale, as was the valuation of the derivative on the debt to Cassa Depositi e Prestiti as its fair value at the end of the period was negative.

Details on derivatives are provided in the section on "Other information".

B5) TAXES RECEIVABLE

(thousands of euro)	Amount at 12/31/2004	Changes for the period	Consolidation Delmi Group	Amount at 09/30/2005
Taxes receivable	65,815	(30,276)	20,468	56,007

At September 30, 2005 this caption amounts to 56,007 thousand euro (65,815 thousand euro at December 31, 2004) and refers to: the VAT receivable from the tax authorities, the tax credit caused by the difference between advance payments of IRES and IRAP during the period and the balance due for the period, amounts due from the tax authorities in relation to advance payments of IRPEF deducted from severance indemnities accrued in favour of employees on the books at the end of 1997 and paid over by the parent entity to the tax authorities, partly in July and partly at the end of November 1997, as well as in 1998.

B6) TRADE AND OTHER RECEIVABLES

(thousands of euro)	Amount at 12/31/2004	Changes for the period	Consolidation Delmi Group	Amount at 09/30/2005
Receivables from customers	507,227	(50,290)	583,690	1,040,627
Receivables from affiliates	88,162	(14,593)	10,119	83,688
Finance lease receivables				-
Other receivables	37,165	38,993	139,349	215,507
Total	**632,554**	**(25,890)**	**733,158**	**1,339,822**

At September 30, 2005, trade and other receivables amount to 1,339,822 thousand euro (632,554 thousand euro at December 31, 2004) and show an increase amounting to 707,268 thousand euro principally due to:

- the decrease in receivables from customers of 50,290 thousand euro essentially due to lower receivables for the sale of electricity and gas;
- the decrease in receivables from affiliates of 14,593 essentially due to the decline in receivables from the Municipality of Milan for lower supplies of electricity and services;
- the increase in other receivables of 38,993 thousand euro, due in particular to the increase in receivables from the Electricity Equalisation Fund;

- the consolidation of the Delmi Group of 733,158 thousand euro.

B7) LIQUID FUNDS

(thousands of euro)	Amount at 12/31/2004	Changes for the period	Consolidation Delmi Group	Amount at 09/30/2005
Bank and postal deposits	220,149	(180,925)	155,425	194,649
Cash and cash equivalents	143	52	60	255
Receivables for financial transactions			49,552	49,552
Total	**220,292**	**(180,873)**	**205,037**	**244,456**

Liquid funds at September 30, 2005 amount to 244,456 thousand euro (220,292 thousand euro at December 31, 2004) and include the consolidation of the Delmi Group for 205,037 thousand euro. Cash at bank includes interest accrued but not yet credited at the period-end. The reduction in bank deposits during the period, prior to consolidation of the Delmi Group, forms part of a strategy of reducing short-term bank debt.

B8) ASSETS PERTAINING TO FUTURE PERIODS

(thousands of euro)	Amount at 12/31/2004	IAS change 01/01/05	Changes for the period	Consolid. Delmi Group	Amount at 09/30/2005
Assets pertaining to future periods	24,392	(5,213)	9	15,558	34,746

These amount to 34,746 thousand euro (24,392 thousand euro at December 31, 2004) and refer to income pertaining to the period but collectible in future periods, and costs incurred before the closure of the period but pertaining to future periods.
On January 1 2005, in application of IAS 39, the issue deficit of the AEM S.p.A. bond loan maturity 2013 was deducted from the value of the loan for 1,029 thousand euro; similarly, the commissions on the loans of Edipower S.p.A. were deducted from the amounts due to banks for 4,184 thousand euro.
The consolidation of the Delmi Group entailed an increase amounting to 15,558 thousand euro.

C) ASSETS HELD FOR SALE

(thousands of euro)	Amount at 12/31/2004	Changes for the period	Consolidation Delmi Group	Amount at 09/30/2005
Assets held for sale			218,236	218,236

These amount to 218,236 thousand euro and refer to the consolidation of the Delmi Group which includes the assets of the Edison Group held for sale, above all for the disposal of Tecnimont S.p.A.

LIABILITIES AND EQUITY

A) SHAREHOLDERS' EQUITY

Shareholders' equity, which at September 30, 2005 amounts to 3,663,910 thousand euro, is detailed in the table below:

(thousands of euro)	Amount at 12/31/2004	IAS Change 01/01/2005	Changes for the period	Consolidation Delmi Group	Amount at 09/30/2005
Equity pertaining to the Group:					
Share capital	936,025				936,025
(Treasury shares)	(35,025)		12,269		(22,756)
Legal reserve	77,465		7,687		85,152
Other reserves	129,402	129,000	44,299	(3)	302,698
Retained earnings	64,210		54,941		119,151
Net profit for the year	209,648		(209,648)		-
Net profit for the period			164,770	1,848	166,618
Total equity pertaining to the Group	**1,381,725**	**129,000**	**74,318**	**1,845**	**1,586,888**
Minority interests	3,450		402	2,073,170	2,077,022
Total shareholders' equity	**1,385,175**	**129,000**	**74,720**	**2,075,015**	**3,663,910**

A1) SHARE CAPITAL

At September 30, 2005 the share capital totals 936,025 thousand euro and consists of 1,800,047,400 shares with a unit value of 0.52 euro.

A3) TREASURY SHARES

At September 30, 2005 this caption shows a negative balance of 22,756 thousand euro and refers to 22,751,455 treasury shares purchased during the previous year, net of the sale of 7,909,605 treasury shares to purchase the investment in Ecodeco S.r.l.. At September 30, 2005 the company owns no. 14,841,850 treasury shares.

A4) LEGAL RESERVE

At September 30, 2005 it amounts to 85,152 thousand euro. The increase compared with the financial statements for the year ended at December 31, 2004 is equal to 7,687 thousand euro and is attributable to the allocation to this reserve of 5% of the previous year's net profit, as required by article 2430 of the Italian Civil Code.

A5) OTHER RESERVES

IAS/IFRS transition reserve

This reserve, amounting to 12,117 thousand euro at September 30, 2005 (-67,234 thousand euro at December 31, 2004), includes the cumulative effects of revaluations and writedowns deriving from first-time application of international accounting standards.
The negative balance at December 31, 2004 of 67,234 thousand euro reflected the adjustments deriving from the application of IAS/IFRS at January 1, 2004. At January 1, 2005, this reserve showed a positive balance of 61,765 thousand euro due to the first-time application of IAS 32 and 39. At September 30, 2005, following the sale of Fastweb S.p.A. shares, during the period under review, this reserve increased by 55,117 thousand euro compared with December 31, 2004.

IAS reserves

At September 30, these total 64,927 thousand euro (zero balance at December 31, 2004) and include all the impacts of the valuations carried out after first-time adoption of IAS/IFRS.

Other reserves

These total 249,888 thousand euro (196,637 thousand euro at December 31, 2004) and principally refer to the extraordinary reserve deriving from allocation of a portion of retained earnings not distributed by AEM S.p.A..

A6) RETAINED EARNINGS

This caption shows a positive balance of 119,151 thousand euro (64,210 thousand euro at December 31, 2004) and includes consolidation adjustments to values booked in previous years' financial statements of group companies, and retained earnings and losses carried forward by subsidiaries.

A7) NET PROFIT FOR THE PERIOD

Net profit amounts to 166,618 thousand euro and includes the result for the period.

A8) MINORITY INTERESTS

At September 30, 2005 these amount to 2,077,022 thousand euro (3,450 thousand euro at December 31, 2004) and represent the portion of capital, reserves and net result pertaining to minority interests of Delmi S.p.A., Transalpina di Energia S.r.l., Serenissima Gas S.p.A. and Serenissima Energia S.r.l..
The minority interests in AEM Elettricità S.p.A., AEM Gas S.p.A., AEM Trasmissione S.p.A. and AEM Energia S.p.A. are not significant, as AEM S.p.A. holds 99.99% of their share capital.

B) LIABILITIES

B1) NON-CURRENT LIABILITIES

B1 – 1) Medium/long-term loans

(thousands of euro)	Amount at 12/31/2004	IAS Change 01/01/05	Changes for the period	Consolidation Delmi Group	Amount at 09/30/2005
Non-convertible bonds	500,000	31,800	14,800	1,422,437	1,969,037
Convertible bonds					-
Payables to shareholders for loans					-
Due to banks	872,877	(7,731)	(186,401)	1,544,201	2,222,946
Due to other providers of finance	317,621		(42,349)	19,416	294,688
Derivatives		644	(644)		-
Finance lease payables	40,658		(2,467)	18,806	56,997
Securities issued					
Total	**1,731,156**	**24,713**	**(217,061)**	**3,004,860**	**4,543,668**

Medium/long-term loans and derivatives amount to 4,543,668 thousand euro (1,731,156 thousand euro at December 31, 2004) and show an increase of 2,812,512 thousand euro as a result of the following factors:

- the increase of 46,600 thousand euro referring to the non-convertible bond loan issued by AEM S.p.A. in October 2003 and placed on the international Eurobond market. On January 1, 2005 this caption increased by 31,800 thousand euro, due to the following movements: the valuation at fair value as of January 1, 2005 (+34,167 thousand euro), in application of IAS 39 (fair value option), as revised, partially offset by the reclassification, deducted directly from the value of the loan, of the issue deficit (-1,028 thousand euro) and related expenses (-1,339 thousand). The increase at September 30, 2005, of 14,800 thousand euro, refers to the valuation at fair value of the bond loan as of that date.
- the decrease of 194,132 thousand euro in long-term payables to banks refers to amounts due to banks of the AEM Group and to 20% of payables of Edipower S.p.A.;
- the decrease of 42,349 thousand euro in medium/long-term amounts due to other providers of finance is exclusively due to reclassification to current liabilities of the amount maturing in 2006 of the loan granted by Cassa Depositi e Prestiti to AEM Elettricità S.p.A., related to the acquisition of the business from Enel Distribution S.p.A.;
- the decline of 2,467 thousand euro related to amounts due to leasing companies for the sale and lease-back operation carried out in 2001 on the building in Corso di Porta Vittoria, Milan. The decrease is due to repayments made during the period;
- the increase of 3,004,860 thousand euro of medium/long-term financial payables deriving from the consolidation of the Delmi Group.

B1 – 2) Deferred tax liabilities

(thousands of euro)	Amount at 12/31/2004	IAS change 01/01/05	Changes for the period	Consolidation on Delmi Group	Amount at 09/30/2005
Deferred tax liabilities	146,579	12,155	44,299	583,166	786,199

At January 1, 2005 there were deferred tax liabilities of 12,155 thousand euro, following the adjustments made for the adoption of IAS 32 and 39.

This caption includes the changes made to the financial statements of the individual companies to eliminate interference on the part of adjustments and provisions made solely for tax purposes ("defiscalisation"); in particular, they refer to higher amortisation and depreciation in order to avoid unjustified fiscal penalisations and the provision for deferred tax liabilities of all companies of the AEM Group for IRES and IRAP, which will be in force at the time the temporary differences that generated them reverse.
The increase of 642,620 thousand euro mainly relates to the allocation of the period results, as well as to the consolidation of the Delmi Group.

B1 – 3) Provisions for severance indemnities and employee benefits

(thousands of euro)	Amount at 12/31/2004	Changes for the period	Consolidation Delmi Group	Amount at 09/30/2005
Provisions for severance indemnities and employee benefits	161,140	(3,762)	36,928	194,306

At September 30, 2005 this caption amounts to 194,306 thousand euro (161,140 thousand euro at December 31, 2004); the decrease during the period of 3,762 thousand euro is due to the difference between provisions and utilisations made during the first nine months of the year offset by the consolidation of the Delmi Group for 36,928 thousand euro.
The main assumptions used in the actuarial estimate of the severance indemnity provision are as follows:

	2005	2004
Discount rate	4.5%	4.5%
Rate of increase in labour cost	3.0%	3.0%

B1 – 4) Provisions for charges and risks

(thousands of euro)	Amount at 12/31/2004	Changes for the period	Consolidation Delmi Group	Amount at 09/30/2005
Provisions for charges and risks	82,137	16,357	476,046	574,540

At September 30, 2005 these provisions amount to 574,540 thousand euro (82,137 thousand euro at December 31, 2004) and refer to:

- potential charges relating to an outstanding dispute with local entities regarding local taxes and outstanding disputes with social security institutions of 56,646 thousand euro (33,460 thousand euro at December 31, 2004);
- the provision made to cover the risk deriving from reintegration of resolution 20/04 of the Authority for Electricity and Gas relating to tariffs for the sale of electricity to the captive market, 15,100 thousand euro (same as at December 31, 2004).
- provisions for outstanding disputes with personnel and third parties and potential liabilities related to operations, 26,748 thousand euro (33,577 thousand euro at December 31, 2004); the increase is attributable to new disputes deriving from operations;
- consolidation of the provisions for risks and charges of the Delmi Group, 476,046 thousand euro.

The provision of 8,990 thousand euro made last year by AEM Elettricità S.p.A., as an estimate of the charge deriving from the equalisation of distribution tariffs has been reclassified to payables to the Electricity Equalisation Fund and is expected to be settled before the end of 2005.

See "Other information" for details on the EC infringement procedure.

B1 – 5) Other non-current liabilities

(thousands of euro)	Amount at 12/31/2004	Changes for the period	Consolidation Delmi Group	Amount at 09/30/2005
Other non-current liabilities	89,387	3,654	122,073	215,114

At September 30, 2005 they amount to 215,114 thousand euro (89,387 thousand euro at December 31, 2004) and refer to the payables due to the financing shareholders of Edipower S.p.A. in relation to the put options for the 4% pertaining to AEM S.p.A., including accrued interest for the period, as well as consolidation of the Delmi Group of 122,073 thousand euro, mainly for payables related to the put options for the purchase of 10% of Edipower.

B2) CURRENT LIABILITIES

B2 – 1) Trade and other payables

(thousands of euro)	Amount at 12/31/2004	IAS Change 01/01/05	Changes for the period	Consolidation Delmi Group	Amount at 09/30/2005
Advances	74,747		(9,025)	10,949	76,671
Trade accounts payable	461,987	(244)	(97,057)	464,759	829,445
Trade payables to related parties	8,431		(18)	6,175	14,588
Payables to social security institutions	13,531		(4,116)	6,037	15,452
Other payables	53,364		7,689	116,277	177,330
Total	**612,060**	**(244)**	**(102,527)**	**604,197**	**1,113,486**

Trade and other payables amount to 1,113,486 thousand euro (612,060 thousand euro at December 31, 2004) and report an increase of 501,426 thousand euro as a result of the following factors:

- the decrease of 9,025 thousand euro of advances from customers due to: on the one hand, the deconsolidation of Zincar S.r.l. which, at December 31, 2004 reported a balance of 5,610 thousand euro, the decrease of advances from customers mainly of AEM Trading S.r.l., Plurigas S.p.A. and AEM Energia S.p.A. of 3,118 thousand euro and the decrease of advance payments paid by the Municipality of Milan of 4,664 thousand euro; on the other, the increase in deposits paid by customers of Metroweb S.p.A. and AEM Gas S.p.A. for 4,367 thousand euro;
- the decrease of 97,301 thousand euro in amounts due to suppliers;
- the decrease of 18 thousand euro in payables to affiliates;
- the decrease of 4,116 thousand euro in payables to social security institutions;
- the increase of 7,689 thousand euro in other payables;
- the increase of 604,197 thousand euro in trade and other payables resulting from the consolidation of the Delmi Group.

B2 – 2) Tax liabilities

(thousands of euro)	Amount at 12/31/2004	Changes for the period	Consolidation Delmi Group	Amount at 09/30/2005
Tax liabilities	17,939	86,890	34,456	139,285

The Group's tax liabilities amount to 139,285 thousand euro (17,939 thousand euro at December 31, 2004) with an increase of 121,346 thousand euro mainly due to the increase in payables to the Treasury and to local government entities for the taxes on electricity and gas consumption, higher payables to the Tax Authorities for VAT and income taxes for the period, as well as consolidation of the Delmi Group's tax liabilities.
These taxes are all due within one year.

B2 – 3) Short-term loans

(thousands of euro)	Amount at 12/31/2004	IAS Change 01/01/05	Changes for the period	Consolidation Delmi Group	Amount at 09/30/2005
Non-convertible bonds	-	-	-	-	-
Convertible bonds	-	-	-	-	-
Payables to shareholders for loans	-	-	-	-	-
Due to banks	353,241	(17)	467,107	270,764	1,091,095
Due to other providers of finance	42,349	-	21,828	56,014	120,191
Derivatives	-	12,449	9,567	6,066	28,082
Finance lease payables	-	-	-	4,091	4,091
Securities issued	-	-	-	-	-
Financial payables to related parties	76,817	-	6,558	2,401	85,776
Total	**472,407**	**12,432**	**505,060**	**339,336**	**1,329,235**

Short-term loans amount to 1,329,235 thousand euro (472,407 thousand euro at December 31, 2004) and show a rise of 856,828 thousand euro related to:

- for 467,090 thousand euro, the increase in short-term bank borrowing due to the utilisation of short-term revolving lines, related to the increase in capital of Delmi S.p.A. in connection with the Edison deal;
- for 21,828 thousand euro, the increase in amounts due to other providers of finance which refer to the portion maturing beyond one year of the loan granted by Cassa Depositi e Prestiti to AEM Elettricità S.p.A. to acquire the business from Enel Distribution S.p.A.;
- for 22,016 thousand euro, the amount of derivatives, for 12,449 thousand euro, following the adoption of IAS 39 on January 1, 2005, and for 9,567 thousand euro, the increase during the period under review, due to the valuation of derivatives hedging price fluctuations for commodities of Plurigas S.p.A., as well as the valuation at fair value of derivatives stipulated for the current year on differential contracts with Acquirente Unico S.p.A. and of derivatives on the exchange rate risks on the loans from Cassa Depositi e Prestiti;
- for 6,558 thousand euro, financial payables from related parties concerning the balance on the current account which regulates the financial relationship between AEM S.p.A. and the Municipality of Milan;
- for 339,336 thousand euro, consolidation of short-term financial items of the Delmi Group.

The section "Other information" illustrates the nature and the content of short-term loans.

B2 – 5) OTHER LIABILITIES

(thousands of euro)	Amount at 12/31/2004	IAS change 01/01/05	Changes for the period	Consolidation Delmi Group	Amount at 09/30/2005
Liabilities pertaining to future periods	40,824	495	21,259	3,402	65,980

At September 30, 2005, they total 65,980 thousand euro and relate to services already invoiced but pertaining to future periods. The consolidation of the Delmi Group involved an increase amounting to 3,402 thousand euro.

C) LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS HELD FOR SALE

(thousands of euro)	Amount at 12/31/2004	Changes for the period	Consolidation Delmi Group	Amount at 09/30/2005
Liabilities directly associated with assets held for sale			183,824	183,824

These amount to 183,824 thousand euro and refer to the consolidation of the Delmi Group which includes liabilities directly associated with assets of the Edison Group held for sale, particularly relating to the sale of Tecnimont S.p.A..

Guarantees and commitments with third parties

Guarantees received

The guarantees deposited by subcontractors, guarantees issued by credit institutions to ensure proper execution of work, and sureties issued by credit institutions to guarantee contracts relating to the signing of commercial papers amount to 257,296 million euro (216,312 million euro in the previous year).

Guarantees given

They amount to 3,240,061 thousand euro (360,419 thousand euro at December 31, 2004), including 2,631,500 thousand euro related to the consolidation of the Delmi Group; they refer to guarantee deposits lodged as security for commitments to third parties and sureties given.

As regards the investment in Edipower S.p.A., these guarantees include:

- for 35,000 thousand euro, the commitment to pay in capital and/or a subordinated loan by the Group to guarantee the refinancing of Edipower S.p.A. As part of the refinancing of Edipower S.p.A., the Group issued a guarantee of 140,000 thousand euro in favour of this company to cover any cost overruns, defects liability and performances which Edipower S.p.A. might incur in implementing its repowering plan, and a guarantee of 440,000 thousand euro for the obligations contracted by AEM Trading S.r.l. and Edison Trading S.p.A. as part of the tolling agreement stipulated with that company;
- for 717,268 thousand euro, the pledge on Edipower S.p.A. shares.

The other guarantees given by the Edison Group mainly refer to:

- the customers of Tecnimont S.p.A. and Protecma S.r.l., both of which are being disposed of, for supply contracts;
- the Milan Tax Office in the interest of subsidiaries for the compensation of the VAT credit and for the infragroup transfer of tax credits;
- in favour of banks for project financing, loans and credit lines granted to companies of the Edison Group;
- to guarantee loans granted with the registration of mortgages and liens on thermoelectric plants.

The Group has stipulated long-term contracts with third-party entities for the purchase of natural gas.

2. INCOME STATEMENT

From September 2005 the income statement figures reported below include the effects of consolidating Delmi S.p.A and Transalpina di Energia S.r.l., which started up in the third quarter of 2005. The income statement figures are in any case comparable with those of the same period last year as the changes deriving from these consolidations can be considered as having an immaterial impact, as can be seen from the analysis of changes in consolidated income statement items. So, unlike for the balance sheet, we have decided that there is no point in highlighting the contribution of the two companies in the notes to the income statement.

1) REVENUES

Revenues in the first nine months of 2005 amount to 1,449,708 thousand euro, a growth of 10.5% compared with the same period last year. The breakdown of the more important revenue items is as follows:

- revenues from sales amount to 1,244,726 thousand euro (1,123,604 thousand euro at September 30, 2004) and relate to:
  - for 278,983 thousand euro (271,875 thousand euro at September 30, 2004), the sale of electricity to captive customers connected to the AEM Elettricità S.p.A. network. During the period under review, 3,553.5 million kWh respectively (-4.3% compared with September 30, 2004) have been sold to the captive market. The rise in revenues (7,108 thousand euro on September 30, 2004) is mainly due to the growth in the selling prices, which reflect the inflationary trend in energy raw materials on international markets;
  - for 549,123 thousand euro (433,495 thousand euro in the same period of the previous year), revenues from the sale of power by the subsidiaries AEM Energia S.p.A. and AEM Trading S.r.l. to eligible end-customers, wholesalers and institutional operators (Acquirente Unico S.p.A., GRTN S.p.A.), also through sales on the IPEX (Italian Power Exchange) markets. These revenues derive from the sale of 7,486 million kWh, an increase on the sales reported in the same period of 2004 (6,577 million kWh);
  - for 108,083 thousand euro (119,484 thousand euro at September 30, 2004), revenues from the distribution, transport and measurement of electricity to eligible customers connected to the network owned by AEM Elettricità S.p.A.; these are stated net of estimated revenues exceeding the V1 price-cap restriction, as defined in the resolutions of the Authority for Electricity and Gas and net of the estimate for potential liabilities deriving from the equalisation of distribution costs. During the period under review, 5,599.7 million kWh (+2.7% compared with September 30, 2004) have been distributed to end-customers. The decrease in revenues (-11,401 thousand euro compared with September 30, 2004) is due to the updating for 2005 of the fees for the transmission and distribution of electricity (AEEG resolution no. 135/04), and to the booking of equalisation charges for power distribution and transport costs. Following definition of the calculation mechanisms by the Authority for Electricity and Gas, these charges were booked against revenues, whereas in 2004 they had been accounted for as allowances;
  - for 265,439 thousand euro (253,391 thousand euro at September 30, 2004), revenues from the sale of natural gas. The sale of gas by AEM Energia S.p.A., Serenissima Energia S.r.l. and AEM Trading S.r.l. reached 729.6 million cubic metres (-1.7%);
  - for 6,449 thousand euro (6,295 thousand euro at September 30, 2004), revenues for the distribution of natural gas to third party shippers;
  - for 20,781 thousand euro (19,114 thousand euro at September 30, 2004), revenues for the sale of heat to users based on the sale of 256 million thermal kWh (235 million thermal kWh at September 30, 2004);

- for 15,999 thousand euro (19,950 thousand euro at September 30, 2004), revenues for the sales of fuel essentially concerning the sale of coal to other industrial partners of Edipower S.p.A.;
- for -131 thousand euro, charges from hedges on operating derivatives relating to sales of gas.

- revenues for services rendered on behalf of third parties, amounting to 109,709 thousand euro (145,029 thousand euro at September 30, 2004), regarding:
  - for 90,981 thousand euro (123,272 thousand euro at September 30, 2004), revenues for services on behalf of third parties for:
    - reimbursements from ASM Brescia S.p.A. (9,184 thousand euro) for charges relating to the thermoelectric production at the Cassano d'Adda power station, including a share of running costs and capital expenditure for the period;
    - revenues relating to the transport of power recognised by Gestore della Rete di Transmissione Nazionale S.p.A. to the subsidiary AEM Trasmissione S.p.A. (9,887 thousand euro);
    - revenues from the rent of fibre optic cable by Metroweb S.p.A. (29,334 thousand euro);
    - revenues from heat management and facility management services rendered by AEM Calore & Servizi S.p.A. (33,695 thousand euro);
    - revenues for services to the general public connected to the networks owned by Group companies (2,563 thousand euro);
    - revenues for miscellaneous services (6,318 thousand euro).
  - for 17,866 thousand euro (21,133 thousand euro at September 30, 2004), revenues for services rendered to the Municipality of Milan, essentially for the management and construction of public illumination and traffic light systems;
  - for 862 thousand euro (624 thousand euro at September 30, 2004) for services to associates;

  The reduction in revenues is mainly due to lower revenues from the sale of gas to ASM Brescia (35,320 thousand euro on September 30, 2004) which since September 2004 has been procuring directly the natural gas that it needs for its share of electricity generation at the Cassano d'Adda power station, lower revenues for services rendered by Metroweb S.p.A. and AEM Calore & Servizi S.p.A., as well as lower revenues for services to the Municipality of Milan, partly offset by higher services provided by AEM Trasmissione S.p.A.;
- other operating income totals 95,273 thousand euro (43,448 thousand euro at September 30, 2004) and concern:
  - for 12,738 thousand euro (14,700 thousand euro at September 30, 2004), from connection contributions;
  - for 660 thousand euro (500 thousand euro at September 30, 2004), for rents paid by associates;
  - for 940 thousand euro (1,686 thousand euro at September 30, 2004), overprovision of certain reserves for specific risks;
  - for 26,905 thousand euro, premiums collected on differential contracts for sales of electricity stipulated by AEM Trading S.r.l. with the Sole Buyer;
  - per -20,001 thousand euro, charges on differential contracts for sales of electricity recognised to the Sole Buyer by AEM Trading S.r.l. inclusive of the negative valuation at fair value at September 30, 2005;
  - for 74,231 thousand euro (26,562 thousand euro at September 30, 2004), from miscellaneous income essentially due to: out-of-period income for overprovisions in prior years; reimbursements for damages and penalties recognised by users, insurance companies and individuals; sales of appliances and materials. The increase compared with the same period last year is principally due to higher revenues made by Edipower S.p.A., as well as higher out-of-period income regarding mainly equalisation of the tax on hydroelectric yield

for 2001 which followed publication by AEEG of resolution 73/05 (18,598 thousand euro), adjustments of provisions (5,304 thousand euro) relating to the definitive settlement of trade relations with the Sole Buyer in previous years, the booking of tariff equalisations of 7,838 thousand euro for consumption in 2001, 2002 and 2003, billed to end-customers after the Authority for Electricity and Gas had defined the new tariff levels with retroactive effect following the outcome of a long legal process.

2) OTHER OPERATING INCOME

This amounts to 6,642 thousand euro and refers to the gain made by AEM Calore & Servizi S.p.A. in the sale of the "National Area" business to Cofathec Servizi S.p.A., effective on April 1, 2005.

3) OPERATING COSTS

The operating costs at September 30, 2005 amount to 972,808 thousand euro, 20.5% higher than in the same period last year. The main items in this caption are commented on below:

- The cost for purchasing raw and other materials and goods amounted to 719,098 thousand euro (571,455 thousand euro at September 30, 2004). The significant rise (+147,643 thousand euro compared with September 30, 2004) can be explained above all by the increase in purchases of electricity for sale and in unit prices, related to the trend in raw material prices on international markets. In particular:
  - costs for the purchase of electricity show an increase of 133,064 thousand euro compared with the same period last year, due to the following movements: on the one hand, the purchases by Acquirente Unico S.p.A. of 3,788.2 million kWh because of its obligation after April 1, 2004 to buy from this company all of the power needed to meet the demand from captive customers connected to the network of AEM Elettricità (whereas previously, a significant part of this demand was met by AEM Group production), as well as purchases of power on IPEX markets, equal to 1,164.5 million kWh, by the subsidiary AEM Trading S.r.l. starting from the year under review; on the other hand, lower purchases by third-party companies to meet demand from eligible end-customers and wholesalers (amounting to 312.8 million kWh, versus 947.9 million kWh in first nine months of 2004);
  - costs for the purchase of fuels increase by 24,931 thousand euro principally reflecting higher raw material costs partly compensated by lower consumptions after maintenance carried out during the period and unprogrammed lack of availability of plants, as well as a greater modulation of the plants according to the price trends expressed by the market. This caption includes coal purchases of 14,130 thousand euro on behalf of industrial partners of Edipower S.p.A.;
  - the change in inventories of fuels presents a negative balance of 42,189 thousand euro (-24,355 thousand euro at September 30, 2004), mainly due to higher stocks held by AEM Trading S.r.l., and to higher stocks of natural gas held by Plurigas S.p.A., which are reflected in the financial statements on a proportional basis in line with the shareholding held by AEM S.p.A. (40%);
  - costs for the purchase of materials, including the change in inventories, 11,676 thousand euro, net of capitalised costs relating to investments, show a decrease of 17.2% on September 30, 2004, essentially due to lower purchasing costs for ordinary maintenance and works on behalf of third parties;
  - gains on hedges of operating derivatives of -10,912 thousand euro referred to purchases of fuel by AEM Trading S.r.l., AEM Energia S.p.A. and Plurigas S.p.A.;

- charges on hedges on operating derivatives for 20,816 thousand euro which mainly concern charges on hedges relating to the valuation as a "fair value hedge" of derivatives hedging price changes of commodity inventories carried out by Plurigas S.p.A.;

- costs of services used amount to 184,802 thousand euro, substantially unchanged compared with September 30, 2004 (+1.4%), and refer to:
  - charges for the use of electric and gas and electric infrastructure and energy dispatching and regulation charges incurred by AEM Energia S.p.A, AEM Elettricità S.p.A., Plurigas S.p.A. and Edipower S.p.A. for a total of 61,732 thousand euro (65,481 thousand euro at September 30, 2004);
  - costs for subcontracted work, net of capitalised charges, for 49,071 thousand euro (52,199 thousand euro at September 30, 2004) mainly relating to works carried out on behalf of third parties and maintenance and repair work carried out on company assets;
  - other costs total 64,303 thousand euro (55,917 thousand euro at September 30, 2004);
  - services from associates for 9,696 thousand euro (+13.2% on September 30, 2004), net of capitalisations;
- changes in inventories of finished products and contract work in progress show a positive balance of 318 thousand euro at September 30, 2005, a reduction of 1,971 thousand euro with respect to the end of the corresponding period of the previous year, mainly because of the deconsolidation of Zincar S.r.l.;
- other operating costs at September 30, 2005 amount to 68,591 thousand euro (51,307 thousand euro at September 30, 2004) and consist of:
  - use of third-party assets which amount to 9,566 thousand euro (6,653 thousand euro at September 30, 2004) and refer to principally concessionary fees for the management of gas and district heating services in the area of the Municipality of Milan and certain adjacent municipalities, vehicle lease instalments, rental expenses and software licence fees;
  - taxes and water fees for 26,675 thousand euro (28,449 thousand euro at September 30, 2004) and are essentially attributable to the charge borne by AEM Trading S.r.l. in connection with the right paid on electricity imported from abroad, water fees, as well as to the rise of the Group charge for ICI;
  - for 30,253 thousand euro (16,205 thousand euro at September 30, 2004), other operating expenses, mainly deriving from the purchase by AEM Trading S.r.l. of Green Certificates, trade association membership fees, out-of-period expenses and underprovisions.
  - gains on hedges on operating derivatives for -1,141 thousand euro relating to the hedging contract for the transport capacity fee stipulated by AEM Trading S.r.l. with GRTN;
  - charges on hedges on operating derivatives for 3,238 thousand euro relating to the hedging contract for the transport capacity stipulated by AEM Trading S.r.l. with GRTN, including the valuation at fair value at September 30, 2005;

4) LABOUR COSTS

At September 30, 2005, labour cost, net of capitalised costs, amounts to 110,875 thousand euro (108,888 thousand euro at September 30, 2004). The increase in labour cost is principally attributable to the rise in wages and salaries after the renewal of labour contracts that took place after the end of the same period last year.

The average number of employees of AEM S.p.A. and the companies consolidated line-by-line is analysed below by grade and type of contract:

	2005						2004					
	Managers	Electricity	Gas	Metal mechanical industry	Commerce	Total	Managers	Electricity	Gas	Metal mechanical industry	Commerce	Total
Managers	44	-	-	-	-	44	47	-	-	-	-	47
Supervisors	-	86	40	3	8	137	-	91	36	2	15	144
White-collar workers	-	1,052	549	29	113	1,743	-	1,068	554	41	111	1,774
Blue-collar workers	-	510	302		46	858	-	530	313	4	102	949
Total	44	1,648	891	32	167	2,782	47	1,689	903	47	228	2,914

5) GROSS PROFIT FROM OPERATIONS

In consideration of the above, consolidated gross profit from operations at September 30, 2005 decreased by 5.9% year-on-year to 372,667 thousand euro (395,982 thousand euro at September 30, 2004).

6) DEPRECIATION AND AMORTISATION, PROVISIONS AND WRITEDOWNS

This caption comes to 147,272 thousand euro (119,042 thousand euro at September 30, 2004) and is made up of:

- amortisation of 5,247 thousand euro (5,753 thousand euro at September 30, 2004) on the costs incurred for the purchase of software licences for limited and unlimited periods of time, concessions for the distribution of gas in neighbouring municipalities to Milan, transit rights for the fibre-optic network, expenses incurred for the conversion to natural gas of the municipal central heating plants and district heating plants owned by customers;
- depreciation of property, plant and equipment, amounting to 106,029 thousand euro (95,891 thousand euro at September 30, 2004), of which 10,394 thousand euro (8,025 thousand euro at September 30, 2004) referred to the depreciation of freely transferable assets.
  Depreciation is calculated on the basis of rates that reflect the residual useful life of the assets concerned. Freely transferable assets (hydroelectric works) are depreciated over the residual life of the concession, on the assumption that it will be renewed for another thirty years;
- writedowns of property, plant and equipment of 4,553 thousand euro, relating to certain assets of the Cassano d'Adda and Fraele power stations and of certain Receiver stations and substations due to their obsolescence and because of certain plant engineering decisions taken for the medium tension distribution network, but not yet disposed of during the year;
- provision for bad and doubtful accounts, 4,771 thousand euro (1,832 thousand euro at September 30, 2004), needed to adjust receivables from users and customers to their realisable value;
- provisions for risks of 26,672 thousand euro (15,566 thousand euro at September 30, 2004) made by the Parent Company AEM S.p.A. and Group companies against potential liabilities to social security institutions and local entities, and by Edipower S.p.A. and Plurigas S.p.A. against risks from ordinary operations.

7) PROFIT FROM OPERATIONS

In consideration of the above, operating income amounts to 225,395 thousand euro (276,939 thousand euro at September 30, 2004).

14) FINANCIAL COSTS

Financial costs show a positive balance amounting to 5,458 thousand euro (-45,384 thousand euro at September 30, 2004). In particular:

- gains/charges from the revaluation of financial assets show a positive balance of 400 thousand euro (+2,779 thousand euro at September 30, 2004);
- gains on derivatives total 2,246 thousand euro (6,106 thousand euro at September 30, 2004) and mainly refer to the positive effect of the fair value valuation of derivatives hedging the exchange rate risk on the bond for 24,248 thousand euro, adjusted for the charges already incurred of 7,255 thousand euro. Valuation of the bond at fair value generated charges of 14,800 thousand euro;
- the charges on derivatives amount to 1,466 thousand euro (4,578 thousand euro at September 30, 2004) and refer to the fair value valuation of derivatives on the loan granted by Cassa Depositi e Prestiti borne by the parent company AEM S.p.A., amounting to 909 thousand euro, as well as the charges on financial hedging contracts stipulated by Edipower S.p.A. for 557 thousand euro;
- gains on disposal of financial assets amount to 50,273 thousand euro at September 30, 2005 (271 thousand euro at September 30, 2004) and refer to the gain on the disposal of the investment in Fastweb S.p.A. and Zincar S.r.l.;
- financial charges total 59,273 thousand euro (56,019 thousand euro at September 30, 2004) and are made up of interest on the bond loan, as well as interest on amounts due to banks and Cassa Depositi e Prestiti for the loan granted at the time of the acquisition of the business of Enel Distribuzione S.p.A.;
- income from financial assets totals 13,278 thousand euro (6,055 thousand euro at September 30, 2004) and mainly refers to financial income from current assets, in particular, interest on bank deposits and dividend income distributed by affiliates;

15) GAINS AND LOSSES ON VALUATION OF INVESTMENTS AT EQUITY

At September 30, 2005, this item shows a positive balance of 742 thousand euro (+81 thousand euro at September 30, 2004) and refers to the revaluation of Ecodeco S.r.l. (868 thousand euro) and Zincar S.r.l. (112 thousand euro), partly offset by the lower value attributed to Malpensa Energia S.r.l. (187 thousand euro) and Società Servizi Valdisotto S.p.A. (50 thousand euro), both of which are carried at equity.

16) GAINS AND LOSSES ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT

At September 30, 2005 these show a negative balance of 1,471 thousand euro (+9,647 thousand euro at September 30, 2004) referring to losses on disposal of assets, mainly relating to AEM Elettricità S.p.A..

20) INCOME TAX EXPENSE

At September 30, 2005 this item amounts to 62,200 thousand euro (77,477 thousand euro at September 30, 2004) and is made up of:

- for 56,441 thousand euro, current taxes for the period;
- offsetting these amounts, there are 30,513 thousand euro of deferred tax assets;
- for 36,272 thousand euro, deferred tax liabilities.

25) GROUP NET PROFIT FOR THE PERIOD

The Group's share of consolidated net profit, after tax and minority interests of -1,307 thousand euro (-359 thousand euro at September 30, 2004), amounts to 166,618 thousand euro (163,448 thousand euro at September 30, 2004).

Attachments to the consolidated financial statements

Attachment 1 - Statement of changes in property, plant and equipment

(thousands of euro)

Property, plant and equipment	Net book value 31/12/04	Changes for the period									Net book value 30/09/05
		Additions	Category changes	Other changes	Reclassifications	Disposals	Depreciation	Writedowns	Consolidation of the Delmi Group	Total changes for the period	
Non-transferable assets											
Land	25,885	3	3		10,683				68,462	79,151	105,036
- Total land	**25,885**	**3**	**3**		**10,683**				**68,462**	**79,151**	**105,036**
Buildings	239,404	586	7,178		-10,642	-21	-9,032	-126	376,626	364,570	603,974
- Total buildings	**239,404**	**586**	**7,178**		**-10,642**	**-21**	**-9,032**	**-126**	**376,626**	**364,570**	**603,974**
Plant and machinery											
Production plant	797,560	5,745	12,825			-2,012	-38,226	-43	2,710,148	2,688,437	3,485,997
Transport lines	39,684	710	112				-1,847			-1,025	38,659
Transformation stations	48,208	600	397				-1,189	-4,332		-4,524	43,684
Distribution networks	1,208,960	41,746	4,357		219	-6,985	-39,623	-52		-338	1,208,620
- Total plant and machinery	**2,094,412**	**48,801**	**17,691**		**219**	**-8,997**	**-80,885**	**-4,427**	**2,710,148**	**2,682,550**	**4,776,960**
Industrial and commercial equipment											
Miscellaneous equipment	4,908	631			-309	-33	-1,894		8,639	7,033	11,941
Mobile phones		6					-6				
- Total industrial and commercial equipment	**4,908**	**637**			**-309**	**-33**	**-1,900**		**8,639**	**7,033**	**11,941**
Other property, plant and equipment											
Furniture and fittings	1,293	215					-192			23	1,316
Electric and electronic office machines	11,827	1,680			15	-2	-1,483		8,254	8,464	20,291
Vehicles	300					-7	-38			-45	255
Fixed assets worth less than 516 euro		167					-167				
- Total other property, plant and equipment	**13,420**	**2,062**			**15**	**-9**	**-1,880**		**8,254**	**8,442**	**21,862**
Construction in progress and advances											
Buildings	8,265	2,950	-7,145			-86				-4,281	3,984
Production plant	182,331	59,155	-12,884		-32	-481			702,810	748,568	930,899
Transport lines		772	-112							660	660
Transformation stations	284	468	-397							71	355
Distribution networks	5,600	4,519	-4,357							162	5,762
Miscellaneous equipment	35			-35						-35	
Other property, plant and equipment		514								514	514
Advances	9,441	485								485	9,926
- Total construction in progress and advances	**205,956**	**68,863**	**-24,895**	**-35**	**-32**	**-567**			**702,810**	**746,144**	**952,100**
- Total non-transferable assets	**2,583,985**	**120,951**	**-23**	**-35**	**-66**	**-9,627**	**-93,697**	**-4,553**	**3,874,939**	**3,887,889**	**6,471,872**
Transferable assets											
Plant and machinery	400,494	311	154		-11		-10,394		348,751	338,811	739,305
Transferable assets in construction	24,529	10,691	-131							10,560	35,089
- Total transferable assets	**425,023**	**11,002**	**23**		**-11**		**-10,394**		**348,751**	**349,371**	**774,394**
Leasehold improvements	2,711	650			77	-8	-868			-149	2,562
- Total leasehold improvements	**2,711**	**650**			**77**	**-8**	**-868**			**-149**	**2,562**
Leased assets	44,033						-1,070		86,683	85,613	129,646
- Total leased assets	**44,033**						**-1,070**		**86,683**	**85,613**	**129,646**
Grand total	**3,055,752**	**132,603**		**-35**		**-9,635**	**-106,029**	**-4,553**	**4,310,373**	**4,322,724**	**7,378,476**

hment 2 - Statement of changes in intangible assets

ıds of euro)

Intangible assets	Net book value 31/12/04	Changes for the period							Net book value 30/09/05
		IAS Changes 01/01/05	Additions	Category changes	Other changes	Amortisation for the period	Consolidation of the Delmi Group	Total changes for the period	
al patents and intellectual property rights	11,475		573	5,506	207	-2,672	132	3,746	15,221
sions, licences, trademarks and similar righ	11,937		416	237	-97	-1,104	171,552	171,004	182,941
l	126,394				38,398	-1,057	1,876,298	1,913,639	2,040,033
n process of formation	3,274		3,944	-5,743	-131		3,175	1,245	4,519
tangible assets	3,933	-2,027	1			-414	9,849	7,409	11,342
tangible assets	**157,013**	**-2,027**	**4,934**		**38,377**	**-5,247**	**2,061,006**	**2,097,043**	**2,254,056**

Attachment 3 - List of companies included in the consolidated financial statements and of other investments
(figures are expressed in thousands of euro)

Name	Registered office	Currency	Share capital (*)	% Group holding at 09/30/2005	Portions held %	Shareholder	Book value at 09/30/2005 Euro	Valuation method
Scope of consolidation								
Metroweb S.p.A.	Milan	Euro	20,180	100.00%	100.00%	AEM S.p.A.		Line-by-line consolidation
AEM Elettricità S.p.A.	Milan	Euro	520,000	99.99%	99.99%	AEM S.p.A.		Line-by-line consolidation
Aem Gas S.p.A.	Milan	Euro	572,000	99.99%	99.99%	AEM S.p.A.		Line-by-line consolidation
Aem Trasmissione S.p.A.	Milan	Euro	76,597	99.99%	99.99%	AEM S.p.A.		Line-by-line consolidation
Aem Energia S.p.A.	Milan	Euro	104	99.99%	99.99%	AEM S.p.A.		Line-by-line consolidation
Aem Service S.r.l.	Milan	Euro	12,405	100.00%	100.00%	AEM S.p.A.		Line-by-line consolidation
Aem Trading S.r.l.	Milan	Euro	99	100.00%	100.00%	AEM S.p.A.		Line-by-line consolidation
Serenissima Gas S.p.A.	Milan	Euro	1,082	79.4% (1)	71.44%	AEM S.p.A.		Line-by-line consolidation
AEM Calore & Servizi S.p.A.	Milan	Euro	1,800	100.00%	100.00%	AEM S.p.A.		Line-by-line consolidation
Serenissima Energia S.r.l.	Milan	Euro	100	79.4% (2)	71.44%	AEM S.p.A.		Line-by-line consolidation
Delmi S.p.A.	Milan	Euro	1,176,120	51.00%	51.00%	AEM S.p.A.		Line-by-line consolidation
Plurigas S.p.A.	Milan	Euro	800	40.00%	40.00%	AEM S.p.A.		Proportional consolidation
Edipower S.p.A.	Milan	Euro	1,441,300	20.00% (3)	16.00%	AEM S.p.A.		Proportional consolidation
Transalpina di Energia S.r.l. (formerly G-FICOMPTA S.r.l.)	Milan	Euro	2,592,010	50.00%	50.00%	Delmi S.p.A.		Proportional consolidation
Investments in associates								
Mestni Plinovodi d.o.o.	Capodistria (Slovenia)	Euro	15,964		41.11%	AEM S.p.A.	6,581	Equity method
Malpensa Energia S.r.l.	Segrate (Milan)	Euro	5,200		49.00%	AEM S.p.A.	3,986	Equity method
Società Servizi Valdisotto S.p.A.	Valdisotto (So)	Euro	5,837		0.4	AEM S.p.A.	2,576	Equity method
e-utile S.p.A.	Milan	Euro	482		49.00%	AEM S.p.A.	860	Equity method
Zincar S.r.l.	Milan	Euro	100		37.00%	AEM S.p.A.	198	Equity method
Alagaz S.p.A.	St Petersburg (Russia)	USD	24,000		35.00%	AEM S.p.A.	8	Equity method
Aem-Bonatti S.c.a.r.l. (in liquidation)	Milan	Euro	10		50.00%	AEM S.p.A.	5	Equity method
Utilia S.p.A. (5)	Rimini	Euro	900		20.00%	Aem Service S.r.l.	240	Equity method
Ecodeco S.r.l.	Milan	Euro	7,468		30.00%	AEM S.p.A.	32,177	Equity method
Consolidation of the Delmi Group							28,052	Equity method
Total investments in associates							**74,683**	
Investments in other companies								
Atel Aare - Tessin AG fur Elektrizitat	Olten (CH)	CHF	303,600,000		5.76%	AEM S.p.A.	219,116	Fair value
A.G.A.M. S.p.A.	Monza	Euro	46,482		17.49%	AEM S.p.A.	17,439	Fair value
Aem Torino S.p.A.	Turin	Euro	519,461		1.46%	AEM S.p.A.	15,151	Fair value
ASM S.p.A.	Sondrio	Euro	5,834		3.99%	AEM S.p.A.	874	Fair value
Consorzio DIX.IT (in liquidation)	Milan	Euro	5,165		14.28%	AEM S.p.A.	738	Fair value
CESI S.p.A.	Milan	Euro	8,550		1.87%	AEM S.p.A.	165	Fair value
Emittenti Titoli S.p.A.	Milan	Euro	5,200		1.85%	AEM S.p.A.	79	Fair value
Consorzio Milanosistema	Milan	Euro	250		10.00%	AEM S.p.A.	25	Fair value
AvioValtellina S.p.A.	Sondrio	Euro	2,880		0.19%	AEM S.p.A.	5	Fair value
Bluefare Ltd.	London	Lst	1,000		20.00%	AEM S.p.A.	2	Fair value
Servelfin S.p.A.	Milan	Euro	477		0.52%	Serenissima Gas S.p.A.	14	Fair value
Serenissima Energia S.r.l.	Milan	Euro	100		10.00%	Serenissima Gas S.p.A.	24	Fair value
CO.GE.R. 2004 S.p.A. (6)	Sant'Antimo (NA)	Euro	150		5.00%	AEM Calore & Servizi S.p.A.	2	Fair value
CESI S.p.A. (7)	Milan	Euro	8,550		7.00%	Edipower S.p.A.	271	Fair value
Consolidation of the Delmi Group							39,781	Fair value
Total investments in other companies							**293,686**	

(*) Share capitals are expressed in thousands of euro.
(1) Net of treasury shares held by Serenissima Gas S.p.A..
(2) AEM S.p.A. owns 71.44% of Serenissima Energia S.r.l.
directly and 7.9% indirectly through Serenissima Gas S.p.A.
(3) The percentage shown here assumes that all of the put option rights are exercised.
(4) AEM S.p.A. owns 50% of Transalpina di Energia S.r.l. (formerly G-FICOMPTA S.r.l.) indirectly through DELMI S.p.A.;
(5) AEM S.p.A. owns 20% of Utilia S.p.A. indirectly through AEM Service S.r.l.
(6) AEM S.p.A. owns 5% of CO.GE.R. 2004 S.p.A. indirectly through AEM Calore & Servizi S.p.A.
(7) Edison S.p.A. holds 7% of the investment in CESI S.p.A.; the book value shown here pertains 20% to the AEM Group.

The impacts of the transition to IFRS on the Group's net financial position as of September 30, 2004

RECONCILIATION OF SHAREHOLDERS' EQUITY

		Shareholders' equity 30-Sep-04 Group and minority interests
SHAREHOLDERS' EQUITY ITALIAN GAAP Sept. 30, 2004	note	**1,488,466,822**
Property, plant and equipment and accumulated depreciation	1	-17,850,757
Elimination of intangible assets	2	-6,975,620
Goodwill	3	-11,998,098
Due for call option for 4% of Edipower S.p.A.	4	-8,201,006
Employee benefits	5	-32,465,288
Value of associates according to equity method applying IAS	6	17,447,252
Change in minority interests' share of profit	7	382,817
Treasury shares	8	-29,237,452
other adjustments	9	2,581,223
Impact of consolidation of Edipower S.p.A.	10	840,882
Tax effect of adjustments	11	11,956,280
Income taxes for the period	12	-70,363,902
SHAREHOLDERS' EQUITY IAS/IFRS Sept. 30, 2004		**1,344,583,153**

Notes on the reconciliation of shareholders' equity following the adoption of IAS/IFRS at September 30, 2004

Note 1) Property, plant and equipment and accumulated depreciation

International accounting standards require land to be shown separately under property, plant and equipment. Land should not then be depreciated. In the past, land got depreciated along with the buildings that stood on it; now the land has been separated and the accumulated depreciation on it eliminated. According to international accounting standards, customers' contributions towards new installations have to be deducted from the cost of such installations. During first-time adoption (FTA), the value of the gas distribution network was reduced by the contributions received since the operational launch of the company that owns the network. The deferred tax liabilities on these adjustments have been recognised.

The other changes at September 30, 2004 concerned the recalculation of depreciation on plant components with different useful lives (according to the so-called "component approach").

The total effect of these adjustments resulted in a reduction of the shareholders' equity of 17,851 thousand euro.

Note 2) Elimination of intangible assets

With the adoption of international accounting standards, the capitalisation of certain kinds of intangible assets is no longer permitted. The amounts previously booked to start-up and expansion costs, research costs and certain pre-operating costs and related amortisation charge were therefore eliminated. The deferred tax liabilities on these adjustments have been recognised.

As a result of these adjustments the shareholders' equity decreased by 6,976 thousand euro.

Note 3) Goodwill

Goodwill is no longer amortised, but is periodically subjected to a valuation process known as "impairment testing".

The AEM Group thought it best to reconsider the business combination which involved the acquisition of 33% of the investment in Metroweb S.p.A. and the simultaneous sale of the investment in Fastweb S.p.A. in June 2003.

In this connection, it is worth mentioning that IFRS 3 does not regulate acquisitions of minority interests by a parent company.

Moreover, the deal is considered a "non-monetary transaction" as AEM S.p.A. bought the stake in Metroweb S.p.A. previously sold to Fastweb S.p.A. (formerly e.Biscom S.p.A.) in exchange for the latter's convertible bonds. Transactions of this kind are treated by International Accounting Standards in the recently published draft of IFRS 3, which confirms the plan to converge with US GAAP on this matter. "Non-monetary transactions" between related parties are treated by US GAAP as "equity transactions". So any goodwill arising from such transactions following the purchase of an investment is cancelled by the contra-entry of the capital gain generated on the sale of the other investment forming part of the same deal. The value of this goodwill amounts to 25,055 thousand euro. The total effect at September 30 2004 of the elimination of goodwill net of the related depreciation charge, entails a reduction in the shareholders' equity of 11,998 thousand euro.

Note 4) Due for call option for 4% of Edipower S.p.A.
In light of the contracts and agreements that exist among the current shareholders of Edipower S.p.A., the investment in Edipower S.p.A. has been accounted for as follows:

1) at January 1, 2004 the interest amounts to 20% as the put and call options stipulated with the financing shareholders of Edipower S.p.A. envisaged the purchase of the residual 4% at a later point in time; for this reason, AEM S.p.A. has booked a liability equal to the value of the financing shareholders' investment. The interest accumulated on the investment made by the Financing Shareholders up to January 1, 2004 will go to reduce the equity of the AEM Group;
2) at each successive reporting date, the interest accruing subsequently will be debited to the consolidated income statement of AEM S.p.A.;
3) AEM S.p.A: consolidates Edipower S.p.A. according to the proportional method (20%) as it is a joint venture. The financing shareholders do not have any capacity availability rights. Because of the tolling contract generally stipulated by the trading companies, consolidated in their own financial statements, the industrial partners therefore have joint control over the assets of Edipower S.p.A. in proportion to their energy availability quota (the AEM Group's availability quota is 20%). This availability quota is exactly the same as AEM's percentage holding once the options have been exercised;
4) the options are being considered as exercised at January 1, 2004, which means that they are not subject to valuation in accordance with IAS 32 and 39.

At September 30 2004 the impact on shareholders' equity resulted in a decline of 8,201 thousand euro. The deferred tax liabilities on these adjustments have been recognised.

Note 5) Employee benefits
International accounting standards classify post-employment and post-retirement benefits as employee benefits. Therefore, during the transition phase, IAS/IFRS require a financial/actuarial valuation of the liabilities expected to be incurred. For the AEM Group these liabilities include the discounts that employees receive on electricity and gas and the additional months' pay which relates to the fidelity bonus; these have been booked for the first time and have a negative impact on shareholders' equity. As regards severance indemnities, we have booked the amount calculated according to IAS 19. The deferred tax liabilities on these adjustments have been recognised.
The total effects of these adjustments determined at September 30 2004 a reduction in shareholders' equity of 32,465 thousand euro.

Note 6) Value of the investments valued at equity
In compliance with international accounting standards, we have also valued the financial statements of associates according to IAS/IFRS. The impact on Group equity at September 30, 2004 is positive for 17,447 thousand euro. The change was brought about essentially by revaluation of the investment in Fastweb S.p.A. (formerly e-Biscom S.p.A.) for 17,544 thousand euro, which according to the new international accounting standards can no longer be considered an associate and valued at equity, as AEM's interest is lower than the 20% of share capital that for IAS/IFRS is the minimum stake that has to be held for a company to be considered an associate.

Note 7) Change in minority interests' share of profit
The change of 383 thousand euro is due to recalculation of the net profit of subsidiaries after the adjustments made to comply with IAS/IFRS.

Note 8) Treasury shares
At September 30, 2004, 29,237 thousand euro of treasury shares were reclassified as a reduction of shareholders' equity.

Note 9) Other adjustments
The other adjustments have a positive impact of 2,581 thousand euro as a result of defiscalisation of the financial statements on FTA at January 1, 2004, ahead of schedule.

Note 10) Impact of proportional consolidation of Edipower S.p.A.
The proportional consolidation of the company Edipower S.p.A. led to a positive impact of 841 thousand euro at September 30, 2004.

Note 11) Tax effects of adopting IAS/IFRS
At January 1, 2004, the adjustments made as a result of adopting international accounting standards led to the recognition of deferred tax liabilities with the contra-entry being booked to the transition reserve as part of equity at January 1 2004, whereas the changes at September 30, 2004 had an impact on equity through the change in net profit for the period. These entries led to an increase in Group equity at September 30, 2004 of 11,956 thousand euro.

Note 12) Income taxes for the period

In the quarterly situation at September 30, 2004, the AEM Group took advantage of the possibility not to book income taxes for the period. These taxes were calculated as part of the transition to IAS/IFRS, reducing equity by 70,364 thousand euro.

Note	RECONCILIATION INCOME STATEMENT	Italian GAAP 09.30.2004	IAS/IFRS adjustments and reclassifications 09.30.2004	% Edipower 09.30.2004	Eliminations 09.30.2004	IAS/IFRS 09.30.2004
	REVENUES					
1)	REVENUES FROM SALES AND SERVICES	1,263,565,307	-355,875	110,083,915	-96,660,221	1,276,633,126
2)	OTHER OPERATING INCOME	40,218,323	-5,327,417	556,876		35,447,782
	TOTAL REVENUES	**1,303,783,630**	**-5,683,292**	**110,640,791**	**-96,660,221**	**1,312,080,908**
	OPERATING COSTS					
	RAW MATERIALS AND CONSUMABLES USED	569,880,500		15,060,390	-13,486,139	571,454,751
3)	SERVICES AND OTHER OPERATING COSTS	300,202,851	-8,080,566	24,520,201	-83,174,083	233,468,403
	CHANGES IN INVENTORIES OF FINISHED GOODS AND WORK IN PROGRESS	2,288,519				2,288,519
	TOTAL OPERATING COSTS	**872,371,870**	**-8,080,566**	**39,580,591**	**-96,660,222**	**807,211,673**
4)	LABOUR COSTS	**89,033,329**	**5,741,772**	**14,112,421**		**108,887,522**
	GROSS PROFIT FROM OPERATIONS	**342,378,431**	**-3,344,498**	**56,947,779**		**395,981,713**
5)	DEPRECIATION AND AMORTISATION, PROVISIONS AND WRITEDOWN	**98,966,904**	**-15,062,075**	**35,137,634**		**119,042,463**
	PROFIT FROM OPERATIONS	**243,411,527**	**11,717,577**	**21,810,145**		**276,939,250**
6)	FINANCIAL COSTS	**-24,411,878**	**-3,418,864**	**-17,553,341**		**-45,384,083**
7)	SHARE OF RESULTS OF ASSOCIATES DERIVING FROM VALUATION ACCORDING TO THE EQUITY METHOD	**-17,552,795**	**17,633,909**			**81,114**
8)	GAINS (LOSSES) ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT		**9,655,936**	**-8,453**		**9,647,483**
9)	EXTRAORDINARY ITEMS	**9,770,570**	**-9,770,570**			
	PROFIT BEFORE TAX	**211,217,424**	**25,817,988**	**4,248,351**		**241,283,764**
10)	INCOME TAX EXPENSE		**74,069,103**	**3,407,469**		**77,476,572**
	PROFIT (LOSS) OF ONGOING OPERATIONS NET OF TAX	**211,217,424**	**-48,251,114**	**840,882**		**163,807,192**
	PROFIT (LOSS) OF DISCONTINUED OPERATIONS					
	NET PROFIT (LOSS)	**211,217,424**	**-48,251,114**	**840,882**		**163,807,192**
11)	MINORITY INTERESTS	-742,041	**382,817**			**-359,224**
	NET PROFIT (LOSS) PERTAINING TO THE GROUP	**210,475,383**	**-47,868,297**	**840,882**		**163,447,968**

Notes on the principal IAS/IFRS adjustments and reclassifications made to the figures in the consolidated balance sheet at September 30, 2004 of the AEM Group.

The following notes comment briefly on the main adjustments made to the individual line items in the balance sheets at September 30, 2004.

Adjustments to the AEM Group's 2004 consolidated income statement

1) Revenues from sales and services
The reduction totals 356 thousand euro and concerns the reclassification of connection contributions to "other operating income", the reclassification to this heading of certain revenues previously booked to other revenues and the adjustments relating to a different method of revenue recognition for the discount on electricity granted to current and retired employees who have the right to this benefit. This constitutes an integration of the tariff revenues, not recognised under Italian GAAP, for the energy sold at a discount during the period. Under IAS/IFRS, this cost has to be measured by means of an actuarial valuation of the benefit received by the employees, which during FTA was booked to a specific provision.

2) Other operating income
The reduction of 5,327 thousand euro concerns the reclassification from "revenues from sales and services" of connection contributions adjusted for the portion which, according to IAS/IFRS, should be deducted from the plants that have been completed.

3) Services and other operating costs
The adjustment of 8,081 thousand euro refers mainly to the reclassification of certain items regarding services rendered to employees and directors' fees which have been reclassified to labour cost in accordance with IAS/IFRS.

4) Labour costs
Reclassifications and adjustments led to a rise of 5,742 thousand euro for the costs relating to fringe benefits, luncheon vouchers, directors' fees and other costs in favour of employees, which according to IAS/IFRS form part of labour cost for the period; adjustments have been made for the change in the treatment of severance indemnities and other employee benefits (long-service bonuses, tariff reductions) which have been calculated on an actuarial basis.

5) Depreciation and amortisation, provisions and writedowns
The overall change fell by 15,062 thousand euro and refers mainly to the elimination of the amortisation charges on purchased goodwill and goodwill arising on consolidation, which on the basis of IAS/IFRS should not be amortised by subjected each year to impairment testing. The other adjustments are attributable to the elimination of amortisation charges on start-up and expansion costs and other intangible assets, which were cancelled on FTA of IAS/IFRS.
The amount of amortisation was also adjusted following the separation of certain plant and machinery components that have different useful lives (according to the so-called "component approach") on which amortisation has been recalculated.

6) Financial costs

The change is negative for 3,419 thousand euro and principally concerns the recognition of financial charges accruing at September 30, 2004 on the debt arising on early exercise of the options to buy a further 4% of Edipower S.p.A. from the other financing shareholders and booked during FTA of IAS/IFRS.

7) Gains or losses on the valuation of associates at equity

The adjustment for 17,545 thousand euro essentially concerns elimination of the writedown of the investment in Fastweb (17,545 thousand euro) which according to IAS/IFRS cannot be considered an associate as the interest held at September 30, 2004 was lower than 20% of its share capital.
The other changes are connected with the valuation of the Group's other associates at equity.

8) Gains (losses) on disposal of property, plant and equipment

The change of 9,656 thousand euro involves reclassification of the gains and losses realised on the disposal of buildings from extraordinary items and other operating costs.

9) Extraordinary items

IAS/IFRS no longer foresee extraordinary income and expenses, so these items were reclassified, resulting in a decrease of 9,771 thousand euro.

10) Income tax expense

In the quarterly situation at September 30, 2004, prepared according to Italian GAAP, the AEM Group took advantage of the possibility not to book income taxes for the period.
These taxes were calculated as part of the transition to IAS/IFRS and amount to 74,069 thousand euro.
The related deferred tax assets and liabilities generated by these changes have been recognised, based on the differences between the values according to IAS/IFRS and those permitted for tax purposes.

11) Minority interests

The change of 383 thousand euro is due to recalculation of the net profit of subsidiaries after the adjustments made to comply with IAS/IFRS.

PROPORTIONAL CONSOLIDATION OF EDIPOWER S.P.A.

The effects of proportional consolidation of 20% Edipower S.p.A. led to an increase in Group net profit of 841 thousand euro.

Analysis of the main sectors of activity

3rd Qtr. 2005	3rd Qtr. 2004	RESULTS SECTOR BY SECTOR (in millions of euro)	09.30.2005	09.30.2004	Change 05/04	% 05/04
		Production				
50.1	68.7	Revenues	246.5	236.9	9.6	4.1%
-1.3	11.7	Operating costs	71.1	72.2	-1.1	-1.5%
8.8	8.9	Labour cost	26.4	26.8	-0.4	-1.5%
42.7	48.1	Gross profit from operations	149.0	138.0	11.0	8.0%
18.9	19.9	Depreciation and amortisation, provisions and writedowns	57.7	50.9	6.8	13.4%
23.8	28.2	*Profit from operations*	91.3	87.1	4.2	4.8%
		** Net fixed capital employed	1,567.0	1,556.7	10.3	0.7%
22.3	35.0	Gross investments in tangible and intangible assets	73.3	91.1	-17.8	-19.5%
		* Number of employees at period-end	380	394	-14	-3.6%
		Networks				
178.2	174.2	Revenues	580.8	588.3	-7.5	-1.3%
128.2	122.2	Operating costs	382.3	380.7	1.6	0.4%
13.4	13.1	Labour cost	42.0	41.1	0.9	2.2%
36.6	39.0	Gross profit from operations	156.5	166.5	-10.0	-6.0%
20.8	22.0	Depreciation and amortisation, provisions and writedowns	72.9	66.3	6.6	10.0%
15.7	17.0	Profit from operations	83.7	100.1	-16.4	-16.4%
		** *Net fixed capital employed*	1,955.1	1,972.0	-16.9	-0.9%
22.5	19.4	Gross investments in tangible and intangible assets	55.7	52.9	2.8	5.3%
		Number of employees at period-end	1,393	1,468	-75	-5.1%
		Market				
333.0	305.1	Revenues	1,402.9	1,315.4	87.5	6.7%
321.0	289.8	Operating costs	1,305.0	1,197.1	107.9	9.0%
3.8	5.0	Labour cost	14.0	15.6	-1.6	-10.3%
8.2	10.3	Gross profit from operations	83.9	102.6	-18.7	-18.2%
0.8	1.2	Depreciation and amortisation, provisions and writedowns	4.9	4.7	0.2	4.3%
7.4	9.0	Profit from operations	79.0	98.0	-19.0	-19.4%
		** Net fixed capital employed	24.0	26.1	-2.1	-8.0%
0.4	1.1	*Gross investments in tangible and intangible assets*	0.6	1.6	-1.0	-62.5%
		* Number of employees at period-end	290	396	-106	-26.8%
		Services				
21.0	22.6	Revenues	181.1	132.3	48.8	36.9%
18.2	18.6	Operating costs	53.4	60.4	-7.0	-11.6%
9.3	7.7	Labour cost	28.5	25.4	3.1	12.2%
-6.5	-3.7	Gross profit from operations	99.2	46.5	52.7	113.3%
3.5	3.2	Depreciation and amortisation, provisions and writedowns	25.5	8.3	17.2	207.2%
-10.0	-6.9	Profit from operations	73.8	38.2	35.6	93.2%
		** Net fixed capital employed	2,946.9	2,261.3	685.6	30.3%
2.9	3.8	Gross investments in tangible and intangible assets	8.7	26.1	-17.4	-66.7%
		Number of employees at period-end	671	625	46	7.4%
		Delmi Group				
0.0	0.0	Revenues	0.0	0.0	0.0	n.s
0.1	0.0	Operating costs	0.1	0.0	0.1	n.s
0.0	0.0	Labour cost	0.0	0.0	0.0	n.s
-0.1	0.0	Gross profit from operations	-0.1	0.0	-0.1	n.s
0.0	0.0	Depreciation and amortisation, provisions and writedowns	0.0	0.0	0.0	n.s
-0.1	0.0	Profit from operations	-0.1	0.0	-0.1	n.s
		** Net fixed capital employed	5,637.4	0.0	5,637.4	n.s
0.0	0.0	Gross investments in tangible and intangible assets	0.0	0.0	0.0	n.s
		* Number of employees at period-end	0	0	0	n.s
		Adjustments and eliminations				
-185.5	-191.3	Revenues	-955.0	-960.8		
-185.0	-191.7	Operating costs	-839.1	-903.2		
0.0	0.0	Labour cost	0.0	0.0		
-0.4	0.4	Gross profit from operations	-116.0	-57.6		
-2.5	-3.5	Depreciation and amortisation, provisions and writedowns	-13.7	-11.2		
2.1	3.9	Profit from operations	-102.3	-46.5		
		** Net fixed capital employed	-3,222.1	-2,486.4		
-0.4	0.4	Gross investments in tangible and intangible assets	-0.8	-0.6		
		Total AEM Group				
396.9	379.3	Revenues	1,456.4	1,312.1	144.3	11.0%
281.1	250.6	Operating costs	972.8	807.2	165.6	20.5%
35.3	34.6	Labour cost	110.9	108.9	2.0	1.8%
80.5	94.1	Gross profit from operations	372.7	396.0	-23.3	-5.9%
41.5	42.8	Depreciation and amortisation, provisions and writedowns	147.3	119.0	28.3	23.8%
39.0	51.3	Profit from operations	225.4	277.0	-51.6	-18.6%
		** Net fixed capital employed	8,908.4	3,329.8	5,578.6	167.5%
47.7	59.8	Gross investments in tangible and intangible assets	137.5	171.0	-33.5	-19.6%
		* Number of employees at period-end	2,734	2,883	-149	-5.2%

* This balance does not include the employees of companies consolidated on a proportional basis.
** Amounts at September 30, 2005 are compared with those at December 31, 2004

Note: Figures by geographical area are not provided as the requirements of IAS/IFRS do not apply.

3rd Qtr. 2005	3rd Qtr. 2004	ENERGY BALANCE	09.30.2005	09.30.2004	Change 05/04	% 05/04
		SOURCES				
		(millions of kWh)				
1,932.5	2,184.3	Net production	6,096.1	7,110.0	-1,013.9	-14.3%
579.0	364.5	- Thermoelectric, net	1,767.1	2,045.1	-278.0	-13.6%
15.8	8.2	- Cogeneration	66.7	55.6	13.2	23.7%
368.8	487.0	- Hydroelectric, net	1,077.6	1,253.5	-175.9	-14.0%
968.9	1,324.6	- Production by Edipower S.p.A. plants	3,182.7	3,755.8	-573.1	-15.3%
1,188.1	1,296.8	Purchase from Sole Buyer	3,788.2	2,572.8	1,215.5	47.2%
661.1	0.0	Purchase on the Stock Exchange	1,164.4		1,164.4	-
104.6	335.7	Purchase of power from other producers	312.8	947.9	-635.1	-67.0%
3,886.3	**3,816.7**	**Total sources**	**11,361.5**	**10,630.6**	**730.9**	**6.9%**
		APPLICATIONS				
		(millions of kWh)				
1,115.3 (**)	1,207.3 (**)	Sales to captive customers	3,553.5 (**)	3,712.4 (**)	-158.9	-4.3%
1,210.0	672.8	Sales on the Stock Exchange	3,013.0	1,329.8	1,683.2	126.6%
1,457.4	1,821.9	Sales to eligible end customers and wholesalers	4,472.9	5,247.2	-774.3	-14.8%
103.6	114.7	Losses and self-consumption	322.1	341.2	-19.1	-5.6%
3,886.3	**3,816.7**	**Total applications**	**11,361.5**	**10,630.6**	**730.9**	**6.9%**
		DISTRIBUTION				
1,855.2	1,836.8	Total electricity distributed (millions of kWh)	5,599.7	5,454.2	145.5	2.7%
71.9	71.0	Total natural gas distributed (millions of cubic metres)	849.4	842.4	7.0	0.8%
		SALE OF NATURAL GAS AND HEAT				
68.2 (**)	65.2 (**)	Sale of natural gas (millions of cubic metres)	744.4 (**)	752.3 (**)	-7.9	-1.1%
10.9 (*)	7.9 (*)	Sale of heat (millions of kWht)	256.0 (*)	235.0 (*)	21.0	8.9%

(*) Net of heat sold to customers under heat management contracts.

(**) Including sales to Group companies when they are end-customers

Main sectors of activity



AEM SPA
PRODUCTION
Production Division
Edipower S.p.A.
NETWORKS
AEM Elettricità S.p.A.
AEM Gas S.p.A.
AEM Trasmissione S.p.A.
Serenissima Gas S.p.A.
Metroweb S.p.A.
MARKET
AEM Trading S.r.l.
AEM Energia S.p.A.
AEM Calore & Servizi S.p.A.
Serenissima Energia S.r.l.
Plurigas S.p.A.
SERVICES
Corporate
AEM Service S.r.l.
DELMI GROUP
Delmi S.p.A.
Transalpina Di Energia S.r.l.
Edison S.p.A.

National energy scenario

Electricity

The demand for electricity in Italy in the first three quarters 2005 marked an increase of 1.1% compared with the same period in 2004, and amounts to 244 TWh. Load coverage was guaranteed 86.2% by national production with the remaining 13.8% being covered by imports.

The trend in demand has shown positive rates of growth for every month of the period. This growth was particularly significant during the months of June (+3.4%), May (+2.9%), July (+2%), April and January (+1.5%), whereas it was lower in February (0.5%), March (+0.4%) and August (+0.1%), and zero in September (+0%).

National power generation came 83% from thermoelectric sources, 14.6% from hydroelectric sources and 2.4% from geothermal and wind power sources. Compared with the first three quarters of last year, hydroelectric production has fallen (-15%), while thermoelectric production has increased (+1.5%). Overall national output declined (-1.3%) compared with a 14% increase in the foreign balance.

Gas

Natural gas consumption in the first nine months of 2005 came to 60.60 billion cubic metres, an increase of 5.1% compared with the same period of 2004.

Electricity generation

The AEM Group operates in electricity generation through its Production Division - an organisational unit of AEM S.p.A., the parent company that owns the power stations - and through its affiliate Edipower S.p.A, which is proportionally consolidated (20%).

The running of the thermoelectric and hydroelectric plants, from a technical point of view, is carried out by AEM's Production Division and by Edipower S.p.A. Dispatching, on the other hand, has been delegated to the subsidiary AEM Trading S.r.l. which has signed special agreements with both of these companies that own power stations, which regulate their respective roles and responsibilities from an economic and legal point of view. As a result of this process of contractualisation, AEM's Production Division and Edipower S.p.A. took on the responsibility for managing the production plants from a technical point of view, guaranteeing electricity generation on the basis of dispatching plans defined by AEM Trading S.r.l. AEM Trading S.r.l., on the other hand, has been delegated responsibility for buying the fuel needed for thermoelectric production and for selling the electricity produced on the market.

Regulatory and tariff framework

Tax on hydroelectric yield

With Law 83 of April 17, 2003, *entitled "Urgent Provisions regarding general charges of the power system"* the tax on the hydroelectric yield was eliminated from January 1, 2002. Following the abolition of the thermal charge account at the Electricity Sector Equalisation Fund, the Authority, with resolutions nos. 231/00 and 232/00 (the latter abrogated and at the same time included in resolution 228/01), established the methods for calculating the surcharge for access and use of the national grid for the power generated by hydroelectric and geothermal plants for the year 2000 and for the period 2001-2006.

As regards the tax paid in 2001, AEM S.p.A. and other hydroelectric producers impugned these provisions (nos. 231/00 and 232/00) firstly before the Lombardy Regional Administrative Tribunal, which rejected the application for annulment for formal reasons, and then before the Council of State, which in turn rejected the appeal.

In any case, thanks to issuance of the Authority's resolution 73/50 (which defined the price of wholesale electricity on the free market in 2001) it has been possible to calculate the balance due to the AEM Group of the tax paid on account in that year, recovering a total of 18.6 million euro.

Non-recoverable costs

With resolution 163/05 the Authority launched a process for the drawing up of measures regarding the coverage of non-recoverable costs in the electricity sector, in accordance with the decree of June 22, 2005 issued by the Minister of Productive Activities together with the Minister of the Economy and Finance..

Considering the need to limit the amount of system costs that weigh on electricity prices and tariffs, foreseeing their gradual reimbursement over long periods of time (also given high raw material prices), the decree lays down that the Authority should reform the system by which such costs are reimbursed, identifying for this purpose a tariff component based on technical parameters that represent the points of interconnection with the networks, rather than being based on electricity consumption.

For the period prior to the introduction of the new financing system, the decree lays down that the Authority should also adopt the measures needed so that, based on Account A6 of the Electricity Equalisation Fund (CCSE) for the reimbursement of such costs to companies, amounts equal to the quota of the proceeds deriving from the withdrawal of electricity imported from countries in the internal market should not be used to reintegrate such charges, but assigned to strengthen the

interconnection network with neighbouring countries, so as to increase the import capacity from such countries.

Compliance with the obligations contained in art. 11 of Decree 79 of March 16, 1999 (electricity from renewable sources)
With resolution 101/05, the Authority sanctioned the right to reimbursement of the costs incurred by electricity producers that complied with the obligations contained in art. 11 of Decree 79 of March 16, 1999, restricted to the electricity produced from renewable sources and sold to captive market customers in 2002. This article obliges companies that in any one year import or produce energy from non-renewable sources to inject into the national system, the following year, a certain amount of energy produced by plants using renewable sources or to buy green certificates to cover this amount from other producers.
The Electricity Sector Equalisation Fund has recognised an overall charge incurred by AEM Trading S.r.l., as calculated by the Authority, of 2,052,762.00 euro.

Gas transport tariff rules: important regulations for production plant
Resolution 144/04, integrated with resolution 5/05, intervened to modify the tariff rules that govern the transport of gas - resolution 120/01 as regards the fees due by thermoelectric plants - ordering a reduction in capacity fees in the case of:
- start-up of new redelivery points;
- strengthening of the capacity of existing redelivery points which feed electricity generation plants directly connected to the transport network.

Remuneration of production capacity
In accordance with Decree 379 of December 19, 2003, which contains instructions regarding the remuneration of electricity production capacities, with resolution 48/04, Title IV, Appendix A, the Authority has defined a transitional regime, which commenced on March 1, 2004, for the remuneration of the availability of production capacity to ensure that it is adequate. This regime will be terminated when the definitive regime developed by GRTN on the basis of criteria and policy guidelines laid down by the Authority has been introduced.

This system envisages payment of a specific incentive fee to those who make available the resources of their production capacity according to the methods defined by GRTN, made up as follows:
- a first part consisting of a fixed monthly remuneration paid to producers on condition that they effectively comply with the commitment to make resources available on days when consumption exceeds a certain critical level;
- a second part consisting of supplementary remuneration to integrate the revenues made by the individual producer on power exchanges (excluding the dispatching service market) if these revenues, on an annual basis, turn out to be lower than a reference level conventionally set at the amount that the same producer would have made under the administered regime with the same level of output.

At the end of March 2005, the Authority opened a period of consultation, which is still in progress, regarding the criteria and conditions to be reported to the Network Manager with a view to replacing the transitional measures of capacity payment currently in place.
The proposed criteria envisage a variation on the ways of remunerating the availability of production capacity, commonly known as "capacity obligation" (contractualisation, by means of competitive mechanisms, of plants that undertake to make available a level of production capacity needed to cover the peak load, plus an adequate margin of reserve); they also provide for:
- a single entity (GRTN) that contractualises the availability of production capacity for the system, interfacing with the sellers, who may be owners of production plant or users of withdrawal

dispatching. In fact, the latter offer a similar service to the reserve capacity by accepting the risk of blackouts;

- the remuneration of production capacity availability depends on the value of the energy on the wholesale market (it is not fixed administratively, as this would involve numerous problems already encountered in other countries);
- the duration of the commitment taken on by the producers selected will typically be longer than in other countries.

With resolution 140/05 the Authority extended to the whole of 2005 the validity of the transitional system for the remuneration of available production capacity, given that it was impossible to define with any certainty the moment when the definitive regime would be introduced in accordance with Decree 379/03.

The mechanism for remunerating available capacity will remain structurally similar to the one that was operative in 2004, as will the way in which the proceeds available for such remuneration are split between the art. 35 fee *(Specific fee for the remuneration of available production capacity)* and the art. 36 fee *(Additional fee for the remuneration of available production capacity).*

On the other hand, the method of quantifying the unit value of the art. 35 fee will be revised, as it will be based on the production capacity of all of the production units admissible for dispatching purposes and not only those that have been admitted.

Given that in 2004 the available proceeds exceeded the costs incurred by GRTN to remunerate available capacity, the Authority decided to use the balance of 33.2 million euro to finance the additional fee (under art. 36) for 2005.

Withdrawal of the electricity in accordance with art. 13, paras. 3 and 4, of Decree 387/03, and para. 41 of Law 239/04

Decree 387/2003 was promulgated on December 29, 2003 (Implementation of Directive 2001/77/CE on the promotion of power produced from renewable sources on the domestic electricity market), which provides for an annual increase of 0.35%, from 2004 to 2006, in the quota of renewable power (Green Certificates) that importers or producers from conventional sources have to inject into the national power system during the following year.

This decree also provides for: *(i)* simplification of the authorisation procedures to build plants that will generate power from renewable sources; *(ii)* the inability for the same producer to accumulate the right to obtain Green Certificates as well as the right to energy efficiency certificates; *(iii)* the possibility for those who import energy from EU Member States to apply for exemption from the obligation to buy green certificates for the imported quota produced from renewable sources; *(iv)* withdrawal of the energy produced by renewable plants with installed power of less than 10 MVA and that produced by plants that use non-programmable renewable sources by the manager of the network to which the plant is connected, on the producer's request, except for that sold to GRTN under "dedicated sale" agreements (with the Authority deciding on the methods and conditions at which this energy is withdrawn, based on market conditions).

After expiry of the sales agreements, the electricity produced by non-renewable sources will also be destined to the market, with the exception of electricity produced by plants with installed power of less than 10 MVA and of the surpluses produced by similar sources.

With reference to this last aspect, para. 41 of Law 239/04 (the "Marzano Law") also provides for the Authority to establish methods for the withdrawal of the energy produced by plants with installed power of less than 10 MVA and of surpluses produced by similar sources.

On October 20, 2004 the Authority started a consultation process to establish the methods of withdrawing electricity, as per Decree 387/03 and para. 41 of Law 239/04, on the "Reform of the Energy Sector". This process ended with the promulgation of resolution 34/05, which:

- described the methods by which producers had to apply to the manager of the network to which their plant is connected to withdraw the power produced, thereby obliging the manager to go ahead with the withdrawal;
- laid down that if the manager of the network to which the plant is connected is a distributor, the value of the energy withdrawn is to be kept separate from the electricity purchased by the distributor from the Sole Buyer;
- quantifies the fees to be paid by the producer to the network manager subject to the withdrawal obligation for the administrative and management costs incurred.

These fees consist of:

- a fixed element for each plant;
- a variable element that depends on the value of the energy withdrawn.

Certain operators noticed that for large volumes of energy the element that is proportional to the energy withdrawn involves excessive charges compared with the administrative costs of the network managers. The Authority therefore issued resolution 49/05 which established an upper limit of 3,500 euro on the variable element of the annual fee.

With the MAP Decree of April 20, 2005, and solely for the purposes of Decree 387/03, the electricity market came on-line on June 30: the instructions contained in resolution no. 34/05 were therefore applicable as from that date.

Other ways of disposing of electricity produced by plants using energy from renewable sources

The withdrawal of electricity produced by plants that comply with art. 13, 3 and 4, of Decree 387/03, and para. 41 of Law 239/04, and its sale on the energy market are two alternative ways of disposing of the power produced by plants using renewable sources.

Another method is an on-the-spot exchange between the electricity injected into the distribution network to which the plant is connected and the electricity withdrawn from it.

The Authority had regulated this type of disposal with resolution 224/00, but only for photovoltaic installations of up to 20 kW.

In accordance with art. 7 of Decree 387/05, in July it then initiated a period of consultation with a view to adopting measures to extend the regulations governing on-the-spot exchange to installations using other renewable sources, again up to 20 kW.

Tariff incentive on energy account for photovoltaic installations

The decree of the Ministry of Productive Activities of July 28, 2005 (Incentives for the production of electricity by photovoltaic conversion of solar energy) introduced a form of recognition on energy account of the electricity produced by photovoltaic plants of between 1 and 1000 kW, to encourage their installation.

With resolution 188/05, implementing the provisions of art. 6 of the decree, the Authority identified GRTN as the organisation responsible for issuing the tariffs and laid down how the resources for paying the tariffs would be funded (through the A3 tariff component).

For plants not exceeding 20 kW, an essential requirement for access to the incentive is to request on-the-spot exchange of the electricity produced.

Dispatching rules

Resolution 168/03, which regulates the merit-order dispatching service for the production plants, lays down that GRTN has to submit a set of dispatching rules to the Authority for its approval.

With resolution 253/04, the Authority approved this set of rules at the end of last year (thereby taking effect from January 1, 2005), reserving the right to examine the text in greater detail later on.

As a result of these examinations, the Authority made certain changes to the rules which GRTN was asked to adopt with resolution 36/05.

At the same time, this resolution approved an amendment to attachment DS.3 of the dispatching rules, introducing another market zone ("Southern Frontier"), as proposed by GRTN for the purpose of applying the instructions laid down in resolution 223/04 (which adopted instructions for 2005 on the management of congestion on the interconnection network).

With resolution 137/05 the Authority approved the standard contract formats for the electricity dispatching service for injection and withdrawal points, as proposed by GRTN as part of the dispatching rules.

With resolution 138/05 the Authority initiated a process designed to develop a series of measures relating to the conditions for the management of the dispatching priority of renewable source production plants when the national power system risks going into overload.
The purpose is to study and resolve the problems involved in operating such plants, as reported to the Authority by various operators during 2005 and attributable to the dispatching service granted to them, as pointed out by GRTN.
GRTN apparently highlighted the need to cope with these problems, at least until such time that the power grid is reinforced in certain places (especially the connection lines between Sardinia and Corsica, Sardinia and the mainland, and certain parts of Sicily), defining maximum limits per zone for the amount of electricity injected by renewable source production units and transitional measures to control the overall level of energy produced from renewable sources.
Such measures would be useful for the protection of network security and to minimise operating costs.

During the first nine months of 2005, the Authority amended and integrated resolution 168/03:

- with resolution 97/05, with reference to the regulation of balancing fees in relation to the case of re-entry into service of production plant after stoppages for maintenance purposes. In particular, this resolution lays down that in such periods, for dispatching points for relevant production units re-entering service, the out-of-balance price is to be equal to the valorisation price of the electricity sale bids accepted on the Day-Before Market in the zone in which the plant is located.
- with resolution 175/05, in order to introduce the resource known as "system security energy storage" among the types of resources defined in accordance with art. 8, 8.2, letter a) for the procurement of GRTN for the dispatching service, for the resolution of problems inherent to power dispatching on the network and to guarantee adequate minimum levels of output during low load times of day.

  This resource can be provided by all of the large production and pumping units identified by GRTN in the document entitled "Identification of homogeneous resources for the dispatching service including large production and pumping units", transmitted to the Authority on June 17, 2005 to explain the reasons that convinced GRTN to give these units a special treatment in the rules for merit-order dispatching in terms of the type of resource provided to it as part of dispatching service.

  Of the various provisions, one worth mentioning is the fact that GRTN will be able to control one or more production and pumping units in the name of a user of the dispatching service up until the time that the strategic production and storage capacity comes on-line, solely for the purpose of defining their related offers on the power market.

Emissions trading

In accordance with EU Directive 2003/87/CE, the Member States have to take steps to ensure that no plant that involves CO_2 emissions is still in operation from January 1, 2005 onwards, unless the manager has an authorisation from the competent authority that contains an obligation to return rights or quotas for issuing a metric ton of CO_2 to the extent that such emissions are effectively released into the atmosphere during each calendar year.

The EU Law of 2004 delegated the Government to adopt a Decree to incorporate the Directive into Italian law, in compliance with a series of principles and directive criteria.

In the meantime, the Government has issued Decree Law 273/04 containing urgent measures for application of the system, and two Ministerial Decrees for its implementation.
In accordance with these measures, the producers involved have been able to apply for authorisation to emit greenhouse gases: as regards the AEM Group, applications for authorisation were filed for the Tecnocity, Famagosta (authorised by Decree of 12/28/04) and Cassano plants (authorised by Decree of 12/31/04).

Implementation of the system in each country is formally subject to approval of the National Allocation Plan of emissions and the preparation of emission registers.
On May 25, 2005 the EU approved Italy's National Plan for the assignment of CO_2 emission quotas to industry for the period 2005/2007. Under this agreement, which was achieved after long negotiations, emission quotas have been reduced to 232.5 million tonnes for the period 2005-2007, compared with an initial figures of 255.5 million tonnes (though it is not yet clear how this cut will be split between the various plants); it is also no longer possible to adjust quotas after the event.
The Italian emissions register is still being tested.

At the beginning of October, Gestore del Mercato Elettrico S.p.A. published on its website, for operators to consult, its proposed rules for how the CO_2 emission quotas (so-called "Black Certificates") ought to function.

Economic results

The key figures of the Production Activity (Production Division of AEM S.p.A. and 20% of Edipower S.p.A.) at September 30, 2005 compared with the same period of the previous year.

3rd quarter 05	3rd quarter 04	Electricity generation	09.30.2005	09.30.2004
50.1	68.7	Revenues	246.5	236.9
-22.0	*-6.3*	*- of which from third parties*	*34.2*	*13.4*
72.1	*75.0*	*- of which from Group companies*	*212.3*	*223.5*
-1.3	11.7	Operating costs	71.1	72.2
21.0	*16.5*	*- from third parties*	*59.2*	*47.2*
-22.3	*-4.8*	*- from Group companies*	*11.9*	*25.0*
8.8	8.9	Labour cost	26.4	26.8
42.7	48.1	Gross profit from operations	149.0	138.0
18.9	19.9	Depreciation and amortisation, provisions and writedowns	57.7	50.9
23.8	28.2	Profit from operations	91.3	87.1

(millions of euro)

Production Division of AEM S.p.A.

The economic results of the Production Division of AEM S.p.A. derive principally from the contractualisation of the generation plants owned by AEM S.p.A. with its subsidiary AEM Trading S.r.l. The contracts that regulate relationships between the parties in connection with the

thermoelectric plants provide for bonuses and penalties for AEM S.p.A. related to the hours per year of effective availability of the plants and to variances in the power yields from the parameters contractually agreed by the parties. Revenues in the hydroelectric sector, on the other hand, are related to actual output.

The following table summarises production activity at September 30, 2005 compared with the equivalent period of 2004,

3rd quarter 05	3rd quarter 04	(millions of kWh)	09.30.2005	09.30.2004	change % 05/04
947.9	**851.4**	**Net production**	**2,844.7**	**3,298.6**	**(13.8)**
579.1	364.4	- Thermoelectric	1,767.1	2,045.1	(13.6)
368.8	487.0	- Hydroelectric	1,077.6	1,253.5	(14.0)

The total net output of electricity at September 30, 2005 came to 2,844.7 million kWh, 13.8% less than in the same period of the previous year. The contraction in the thermoelectric sector was due to maintenance work during the first half of the year and to the unplanned lack of availability of the Cassano d'Adda power plant.
Hydroelectric power generation declined by 14.0%, due to lower rainfall during the period.

Key figures are shown below for the Production Division of AEM S.p.A. for the period to September 30, 2005, with comparative figures for same period last year.

3rd quarter 05	3rd quarter 04	AEM S.p.A. - Production Division	09.30.2005	09.30.2004
41.2	43.1	Revenues	141.7	126.3
3.4	*4.7*	*- of which from third parties*	*30.7*	*12.2*
37.8	*38.4*	*- of which from Group companies*	*111.0*	*114.1*
13.6	12.9	Operating costs	37.3	32.6
9.1	*9.1*	*- from third parties*	*11.9*	*11.5*
4.5	*3.8*	*- from Group companies*	*25.4*	*21.1*
4.3	4.0	Labour cost	13.0	12.6
23.4	26.2	Gross profit from operations	91.3	81.0
5.9	5.0	Depreciation and amortisation, provisions and writedowns	18.6	15.7
17.5	21.3	Profit from operations	72.7	65.3

(millions of euro)

Overall, the production area of AEM S.p.A. reported an increase in revenues compared with the same period last year of 15.4 million euro.
The increase in revenues from third parties is mainly due to reimbursement of tax on hydroelectric yield for 2001 (18.6 million euro), which followed AEEG's publication of resolution 73/05 (which laid down the reference price of wholesale electricity on the free market in 2001). There are also significant variances, plus and minus, such as the decrease in revenues from the sale of electricity

(2.2 million euro) and the increase in revenues from compensation received for damages (1.8 million euro).

Revenues for services to Group companies mainly involve the contractualisation of production plants. The lower level of hydroelectric output during the period entailed lower revenues for 11.0 million euro, only partially offset by the higher revenues earned by the thermoelectric units (3.4 million euro). There were also higher revenues for services to AEM Group companies (2.7 million euro), for the sale of green certificates produced by the Boscaccia and Grosotto plants (1.0 million euro), as well as higher revenues deriving from the positive out-of-balance fees related to the functioning of the hydroelectric plants (0.6 million euro).

Operating costs are up by 4.7 million euro as a result of higher capital expenditure on behalf of Group companies (2.7 million euro), maintenance costs (2.8 million euro), 2 million euro of which incurred because of the unplanned stoppage at the Cassano d'Adda plant and 2.4 million euro for the contractual amount charged by AEM Trading S.r.l. for negative out-of-balance charges, partly offset by lower purchases of electricity from AEM Trading compared with the same period last year (1.3 million euro).

As a result of the above movements, the gross profit from operations amounted to 10.3 million euro, an increase of 12.7% compared with September 30, 2004).

Depreciation and amortisation charges during the period came to 17.7 million euro, an increase of 2.8 million euro compared with the same period last year. This increase is mainly due to the inauguration of the New Viola Canal on December 31, 2004.
The profit from operations for the period amounted to 72.7 million euro, an increase of 7.4 million euro (+11.3%) compared with the same period last year.

Capital expenditure by the Production Division of AEM S.p.A. amounted to 48.1 million euro.
Expenditure on the hydroelectric plants came to 26.6 million euro, mainly for interventions on the Grosio plants, ongoing works on expanding the Premadio plant, completion of works on the New Viola Channel. and installing new control panels at the San Giacomo dam and in the Conca Fallata district of Milan, as well as consolidation works on the San Giacomo dam.
Expenditure on thermoelectric production plants consisted of 21.5 million euro spent on works for the new No. 6 Unit at the Cassano d'Adda power station.

Edipower S.p.A.

The results of Edipower S.p.A. relate principally to the contractualisation of the thermoelectric and hydroelectric power stations owned by the Company vis-à-vis the industrial partners.

Key figures are shown below only for the 20% portion included in the AEM Group's consolidated financial statements for the period to September 30, 2005, with comparative figures for same period in the previous year.

3rd quarter 05	**3rd quarter 04**	**Edipower S.p.A. (20% portion)**	**09.30.2005**	**09.30.2004**
8.9	25.5	Revenues	104.8	110.6
-25.4	*-11.0*	*- of which from third parties*	*3.6*	*1.2*
34.3	*36.5*	*- of which from Group companies*	*101.2*	*109.4*
-14.9	-1.2	Operating costs	33.7	39.6
11.9	*7.4*	*- from third parties*	*33.7*	*26.1*
-26.8	*-8.7*	*- from Group companies*	*0.0*	*13.5*
4.5	4.9	Labour cost	13.4	14.1
19.3	21.9	Gross profit from operations	57.7	56.9
12.8	14.7	Depreciation and amortisation, provisions and writedowns	39.1	35.1
6.5	7.1	Profit from operations	18.6	21.7

(millions of euro)

At September 30, 2005 Edipower S.p.A., for the portion belonging to AEM S.p.A. (20%), reported revenues of 104.8 million euro, slightly lower than the same period last year. Gross profit from operations was 57.7 million euro, in line with the 2004 result.

After charging depreciation and amortisation, provisions and writedowns of 39.1 million euro, the profit from operations came to 18.6 million euro (21.8 million euro in 2004).

Networks

The AEM Group operates in the local management of complex network systems (electricity, gas, district heating, urban illumination and traffic lights, and telecommunications). The Group companies involved in this activity are coordinated in such a way as to maximise synergies and minimise environmental impact, while at the same time guaranteeing high quality standards.

As is generally known, the management of energy networks, which is the Group's core business, is subject to tariff regulation by the Italian Authority for Electricity and Gas.

The Group companies that operate in this sector are listed below:

- **AEM Elettricità S.p.A.** owns the high, medium and low voltage electric networks in the municipalities of Milan and Rozzano (MI) through which it offers the distribution and sale of electricity to so-called captive customers and the distribution of electricity to all customers connected to these networks. Operations are conducted on the basis of a concession issued by the Ministry of Productive Activities.
  On June 1, 2003, AEM Elettricità S.p.A. bought AEM S.p.A.'s **Public Illumination and Traffic Light Division**, which runs the urban illumination (street lighting and floodlighting), traffic light and video surveillance networks in the city of Milan and surrounding areas.

- **AEM Trasmissione S.p.A.** owns a high tension grid that links AEM S.p.A.'s power plants with AEM Elettricità S.p.A.'s medium and low tension distribution grid. The high tension lines form part of the national grid which is run by GRTN S.p.A. (Gestore della Rete di Trasmissione Nazionale S.p.A.). AEM Trasmissione S.p.A. guarantees efficient management of its part of the grid in exchange for an annual fee from GRTN S.p.A.

- **AEM Gas S.p.A.** owns the natural gas distribution network in Milan and adjacent municipalities. The distribution of gas to customers who have stipulated contracts with trading companies is based on concessions or mandates from the individual municipalities.
  AEM Gas S.p.A. is also the owner of the cogeneration plants located in Tecnocity and Famagosta (two districts of Milan), heating plants and the district heating networks connected to them. The cogeneration plants are under contract to AEM Trading S.r.l., which in exchange for an annual fee, has the right to use their production capacity. The use of district heating networks and heating plants is under contract to AEM Calore & Servizi S.p.A., a company operating in the heating and facility management sector.

- **Serenissima Gas S.p.A.** handles the distribution of natural gas in San Donà di Piave and other municipalities in the province of Venice, in Basiliano and other municipalities in the province of Udine, as well as in Barlassina (province of Milan).

- **Metroweb S.p.A.** designs and lays cable ducts and fibre-optic cables and has an infrastructure consisting of an fibre-optic network that links up the whole of the Milan metropolitan area and certain nearby provinces. The company rents out the fibre-optic network to broadband telecommunications operators.

Regulatory and tariff framework

Transmission of electricity (AEM Trasmissione S.p.A.)

By the end of 2005, it is expected that AEM Trasmissione S.p.A. will stipulate with GRTN S.p.A. the convention regulating network maintenance and development and network interconnection devices, as foreseen in the decree issued by the Ministry of Trade and Industry of December 22, 2000.
It was agreed with GRTN to sign this convention after the end of the transfer to AEM Trasmissione SpA by AEM Distribuzione Energia Elettrica S.p.A. of portions of the network identified by the decree of the Ministry of Productive Activities of December 23, 2002 to expand the ambit of the National Grid.
Resolution 5/04 laid down that for the regulatory period 2004-2007, the Authority for Electricity and Gas established that the fixed element of the annual fee that GRTN S.p.A. has to pay owners of the installations that form part of the national grid to cover their running and maintenance costs, depreciation and remuneration of capital employed has to be calculated on the basis of (a) the fees received by GRTN for the transmission service and (b) the fee that is designed to cover the network manager's running costs.

A Decree by the President of the Council of Ministers (DPCM) dated May 11, 2004 laid down the criteria, methods and conditions for the unification of ownership and management of the national grid, to be implemented in accordance with Law. 290/03.
By October 31, 2005 the activities, functions, assets, receivables and payables of GRTN S.p.A. will be transferred (at a price) to Terna S.p.A. As a result of this transfer, Terna S.p.A. will take on the title and functions of Network Manager in accordance with art. 3, paras 1 and 2, of Decree 79/99.
The decree also lays down the privatisation of the entity that will result from unification of ownership and management of the national grid, also with a view to establishing a stable nucleus on the part of one or more shareholders to ensure that the business's characteristics as a public utility are maintained. By July 1, 2007, ENEL's stake in Terna will have to be reduced to not more than 20%.

As regards those parts of the national grid that are currently owned by companies other than Terna S.p.A., at the end of August the Authority distributed a consultation document to comply with the provisions of the DPCM, which states that the Authority should evaluate and, if necessary, take steps to adopt mechanisms designed to promote complete unification of the network, encouraging a pluralistic shareholder structure.

Resolution 15/05 contains a number of decisions by the Authority in connection with implementation of art. 1 of this DPCM regarding the transfer to Terna of the activities and functions currently handled by GRTN.
However, we would point out that in August the Competition and Market (or "Anti-Trust") Authority, which had opened an enquiry into Cassa Depositi e Prestiti's interest in Terna S.p.A., approved the deal providing Cassa Depositi e Prestiti complied with certain conditions, which included the sale of its stake in Enel S.p.A. Cassa Depositi e Prestiti has decided to appeal against this measure through the TAR.

With resolution 79/05, the Authority approved the Transmission and Dispatching Code presented by GRTN in accordance with the said decree of May 11, 2004.

Power distribution and sales of electricity to captive customers (AEM Elettricità S.p.A.)

Tariff regime
After the end of the process of consultation, on January 30, 2004 the Authority issued resolution 5/04 which contained a new Integrated Text giving the tariffs applicable to the transmission, distribution, measurement and sale of electricity for the period 2004-2007.

The tariff system, which is based on the same general principles as the first regulatory period:

- all non-residential end-customers, whether eligible or captive, pay their distributor exactly the same amount for transporting the electricity based on the tariff options proposed by each operator and approved by the Authority. These options are subject to two restrictions, depending on the type of user: on total revenues earned from customers and on revenues per individual customer. The level of these restrictions will be updated to take account of inflation and the productivity goals laid down by the Authority (according to the price-cap method);
- as in the past, there remains the obligation for captive customers to buy their electricity exclusively from the local distributor, who gets paid the standard price for supplying it;
- there is a special regime for residential customers with an administered tariff, as well as other tariff options offered by distribution companies that may closer to the specific needs of the user.

The rate of return on capital for the distribution network has been set at 6.8% at national level.
Tariff cuts after 2004 will be calculated according to the price-cap mechanism, with a 3.5% annual decline in operating costs and depreciation recognised in the tariff for the distribution service.

With resolution 135/04, the Authority:

- to update for 2005 the fees for electricity transmission and distribution services based on the criteria laid down in the Integrated Text attached to resolution. 5/04;
- to update for 2005 the amounts required for recognition of service continuity recoveries, in line with the estimate of the incentives that will have to be paid in connection with forecast improvements in service continuity compared with the trend levels set by the Authority;
- to adjust the distribution fee costs recognised on achieving certain energy efficiency objectives.

The basic and special distribution options and the additional options for residential customers presented by AEM Elettricità S.p.A. for 2005 were approved by the Authority with resolutions 212/04 and.233/04.

After a consultation process launched with resolution 195/04, the Authority approved the various hourly bands for 2005 with resolution 235/04. The update compared with the hourly bands defined for 2004 with the Integrated Text attached to resolution 5/04 was made in order to take account of obligatory calendar adjustments, particularly the different disposition of mid-week holidays.

In September, the Authority issued a consultation document containing its proposals for the redefinition of the hourly bands for 2006 and 2007, with reference to the following services: transmission, distribution, dispatching, sale of electricity to distributors for the captive market, as well as the sale of electricity to end-customers belonging to this market: the document explains various technical and economic criteria that would lead to the introduction of new ways of regrouping the typical hourly bands for each service, considering the fact that with the introduction of the merit-order dispatching system, it will not longer be possible to correlate the expected time value of the various services to the level of demand on the power networks.

The Integrated Text also regulates the sale to distribution companies of the power destined for the captive market, as procured by the Sole Buyer from April 1, 2004, when merit-order dispatching takes effect. The selling price to distribution companies is based on the costs incurred by the Sole Buyer for the purchase of electricity and dispatching services, as well as for hedging its risks, and includes an amount for the remuneration of the activity carried on by it.

The decree of the Ministry of Productive Activities of December 24, 2004 laid down that 40% of so-called CIP 6 energy produced in 2005 was to be earmarked for the Sole Buyer for sale to captive customers.

Lastly, the Integrated Text introduced equalisation mechanisms for distributors relating to:

i. purchase costs of electricity for captive customers;
ii. transmission service costs;
iii. revenues from the sale of electricity to residential customers;
iv. the difference in distribution costs among companies non attributable to them, as estimated by parametric methods.

In this regard, we would point out that, with resolution 115/05, the Authority defined the application methods of these equalisation mechanisms and, in particular, the deadlines by which the related amounts have to be liquidated.
The deadlines for the gathering of data to calculate equalisation amounts for 2004 were extended by the Authority by communiqués issued in July and September and by resolution 202/05, in consideration of the sentence expected from the Council of State regarding the partial cancellation of resolution 5/04 by the Lombardy TAR.

In order to correct possible distortions related to the use of parametric systems, the Integrated Text also introduces the possibility on the part of operators to request the adoption of another equalisation mechanism (so-called "specific company equalisation", subsequently defined by resolution 96/04) to integrate the revenues admitted, were it demonstrated that they were inadequate to cover the costs recognised to the specific operator. AEM Elettricità S.p.A. has applied to participate in the specific company equalisation system and is waiting for the Authority to complete its preliminary investigation, which will decide on the amount of equalisation that is to be recognised.
In this connection, we would point out that in May the Lombardy TAR, to which certain distributors, including AEM S.p.A., had filed an appeal, partially cancelled resolution 5/04 (with particular reference to the criteria for determining tariff levels for the second regulatory period) and regulation 96/04.

With resolution 153/05 the Authority launched a process for the drawing up of measures to update the fees paid for the service involving the measurement of electricity and of the components to cover the costs relating to the purchase and sale of electricity for the captive market.
As the process of deregulation of the sale and measurement activities evolves, the Authority does in fact intend to verify the fairness of the tariff components associated with such services on an annual basis, so as to encourage more competition.
The process will take account of the objective to have service providers that are economical and profitable. It is also take account of the evolution of installation and activation plans for electricity measurement systems that are able to track withdrawals in various hourly bands.

The Authority published a document in March 2005 to initiate consultation on the distribution of tariffs and tariff options to residential users, offering them different electricity prices based on two or more hourly bands, and on regulation of guarantees of origin of electricity from renewable sources offered to residential customers. The Authority intends to use these instruments to offer a

price signal to end customers with a view to rationalising energy consumption; this should reduce system charges as a result.
Given that access to these kinds of tariffs depends on the installation and effective activation of suitable meters that are able to measure consumption by hourly band, the Authority proposes in this document to introduce disincentives for companies that do not take steps - gradually and, in any case, by the end of 2008 - to equip their residential customers with suitable meters.

With resolution 40/05, the Authority defined the methods of attribution of the costs relating to the transport of energy on the National Grid for the distribution companies connected to it, for the years 2000 and 2001: the fees have been set on a conventional basis at the same level as the tariff elements designed to cover transport costs on the National Grid.
These charges have to be defined as many of the delivery points between the national grid and the distribution networks or between different distribution networks did not at that time have measuring devices that were able to meter energy withdrawals by hourly band, which means that it has been impossible to apply the fee system introduced by resolution 205/99, as it is split by bands.

On tariff matters, lastly we would point out the decree of the Minister of Productive Activities of June 22 which authorised a partial postponement of non-recoverable cost rebates: this move temporarily freed up financial resources on the management account funded by the A6 tariff component, making it possible for the Authority to maintain the same level of electricity tariffs for the second half (resolution 133/05).

Regulation of the service

Provisions on matters of technical and commercial quality

As foreseen in the Integrated Text attached to resolution 4/04 (which from 2006 will start regulating the number of blackouts suffered by larger customers, i.e. regulation by benchmarking), in December 2004 the Authority issued resolution 247/04 with which it defined *(i)* the mechanisms for the disbursement by distributors of automatic indemnities in favour of customers connected in AT and in MT in cases where the number of blackouts suffered per year exceeds the ceiling established by the Authority; *(ii)* the technical requisites that customers have to comply with to have access to automatic indemnities; (iii) the specific tariff fees which from 2007 will have to be paid by those customers that have not upgraded their equipment in line with the technical requirements.

With resolution 92/05, the Authority decided to carry out sample inspections of power distribution companies with regard to the 2004 continuity figures communicated to the Authority in March.
AEM Elettricità S.p.A. was inspected last July.

The Authority has issued the following consultation documents concerning the quality and technical rules governing distribution:

- "*Initiative for the monitoring of the quality of the tension on power distribution networks*" with which the Authority illustrated a project designed to monitor quality on medium-tension networks, to be carried out in 2005; the purpose is to permit a greater acquaintance with the problems involved so as to be able to decide on new regulatory initiatives, including the introduction of obligatory measurement of the tension handled by distributors;
- "*Orientations for the definition and regulation of internal utility networks*", in which the Authority made certain proposals regarding the definition and regulation of such networks. After an initial document issued in April, the Authority began a second phase of consultation by issuing another document in July;
- "*Economic conditions for the network connection service with the obligation for power production plants with a nominal tension of more than 1 kV to allow third party connections*": in this document, the Authority proposes an approach for defining the economic conditions for connecting power generation plants to the high and medium tension networks;
- "*Proposed instructions to distribution companies for the definition of technical rules for the connection to high and medium tension power distribution networks*", as part of the process commenced with resolution 136/04 concerning the technical and economic conditions for access to power distribution networks. In fact, the Authority considered it necessary in order to guarantee that access to the networks is based on transparent and non-discriminatory rules to define common connection criteria, which also make it possible to take into account the different contexts and types of networks that characterise the various areas in which the distributors operate.

Lastly, with resolution 117/05, the Authority initiated a process for the preparation of measures to revise the directives concerning contractual supply conditions for captive market electricity customers and the transparency of billing documents.

<u>Methods of withdrawal by the manager of the network to which the plant is connected of the electricity produced by plants fed by renewable sources and on-the-spot exchange of the energy produced with energy taken from the network.</u>
After the relevant consultation period, which was initiated in October 2004, the Authority issued resolution 34/05, subsequently amended by resolutions 49/05 and 165/05, to regulate the methods and conditions for withdrawal on the producer's request by the manager of the network to which the plant is connected (GRTN, electricity distributor or some other network manager) of electricity produced by plants with power of less than 10 MVA and those with more than 10 MVA, if fed by unprogrammed renewable sources, as per art. 13, 3 and 4, of decree 387/03 and para. 41 of Law 239/04.

In July, the Authority for Electricity and Gas issued a consultation document which illustrates the proposals for the definition of the technical and economic conditions of the on-the-spot exchange of energy produced by plants fed by renewable sources with a nominal power of not more than 20 kW, as per article 6 of Decree 387/03, "*Implementation of Directive 2001/77/CE on the promotion of power produced from renewable sources on the domestic electricity market*".
This possibility was already regulated by resolution 224/00 for photovoltaic plants of not more than 20 kW.

Load profiling

With resolution 35/05, the Authority amended and integrated resolution 118/03, which lays down the way of calculating the amount of energy downloaded in each hour at the points of withdrawal that are not treated on an hourly basis ("load profiling"), as well as the criteria for evaluating such energy, also for the economic settlement of the dispatching service, taking into account various matters reported to the Authority by GRTN following the experience gained in the first year of activation of the system, launched on July 1, 2004 as a result of resolution 50/04).

In particular, certain changes were made to the deadlines previously established for the definition of the data communication obligations for the conventional determination of withdrawals by the distribution companies operating under the reference distributors and, in turn, from them to GRTN.

After a period of consultation launched at the end of 2004, the Authority issued resolution 33/05, subsequently amended and integrated by resolution 47/05, in which it adopted a gradual approach to the application by distributors of economic conditions relating to the supply of electricity on a multi-hour basis, replacing the conditions relating to the supply of electricity on a mono-hour basis, to medium-tension end-customers belonging to the captive market. Suitable meters for measuring the electricity consumed by hourly band are to be installed at the points of withdrawal

The intention of this measure is to mitigate the impact on such customers of the change in energy supply conditions, which would be unexpected given that the regulator has not imposed obligations or deadlines for the installation by distributors of meters of this kind at points of withdrawal.

The September 2003 blackout enquiries

Based on the results of the Enquiry under resolution 112/03 and the Report of the Investigatory Commission set up by the Ministry of Productive Activities on the blackout that took place on September 28, 2003, with resolution 152/04 the Authority commenced formal enquiries to ascertain if there was any responsibility in this event on the part of operators belonging to the national power system.

The deadline for the end of the enquiries has been extended to 30 November 2005.

Aggregation of electricity measurements for dispatching purposes

With resolution 39/05, the Authority launched an enquiry into the question of access to the electricity measurement aggregation service, for which GRTN (only for the period 2004 – 2007) makes use of the electricity distributors.

Accordingly, given that irregularities and delays in the service had been reported, the Authority's Electricity Department will carry out an enquiry into this matter, in particular checking compliance with certain instructions contained in resolution 168/03.

At the end of May, the Authority distributed a document for the *Recognition of services of electricity measurement and aggregation of such measurements for dispatching purposes* in order to acquire useful feedback for the examination of certain problems that are inherent to the regulations of electricity measurement and measurement aggregation services, as well as its implementation by those obliged to do so.

With resolution 161/05, the Authority amended and integrated the provisions of resolution 168/03 in order to determine::

- the unit fees for the aggregation of the power measurements that the users of injection and withdrawal dispatching pay to GRTN to pay for the costs that the company incurs in running the service (*CAP* and *CAI*);
- the fees that GRTN in turn pays to those that run the power distribution service, when GRTN makes use of them, for the current regulatory period and for the purposes of the aggregation service (CAP_D).

The fees identified are awarded to GRTN and to the distributors, and are therefore due by the users of the dispatching service, also for the period prior to publication of the measure, starting from the date that resolution 168/03 came into effect (1 January 2005).

Other measures

With resolution 186/05 the Authority awarded to GRTN the existing balances on the *Account of charges for the compensation of power losses*, fed by the UCS tariff component, to pay for the costs incurred for the procurement of the energy needed to compensate for the difference between effective losses and conventional losses in the national power system for the years 2002, 2003 and 2004 (up to the start of the merit-order dispatching system on 1 April 2004).

The Electricity Sector Equalisation Fund will have to pay GRTN the amount that it has raised by way of advance payment, given that the balances on the above Account are insufficient for the amount of compensation that is due.

Following the TAR's annulment of resolution 132/03 (with which the AEEG warned the distributors that they had to apply the regulations regarding the physical lots of energy injected into and withdrawn from the power system correctly, as per resolution 73/03) and until such time that the Authority adopts further measures to permit correct application of the regulations concerning conventional losses on the part of distributors, it has in fact been necessary to recalculate the energy losses relating to 2002 and the first half of 2003 using different conventional loss coefficients from those used in previous evaluations of the charges incurred by GRTN for the compensation of the difference between effective and conventional losses.

The costs incurred by GRTN turned out to be higher.

Distribution of natural gas (AEM Gas S.p.A.; Serenissima Gas S.p.A.)

Assignment of the gas distribution service

With resolution 55/04, based on art. 14.1 of Decree 164/00, the Authority drew up a standard contract which will act as a model for the assignment contracts that municipalities will have to use when awarding their gas distribution service. This contract has been proposed to the Ministry of Productive Activities, which has begun discussions with the associations that represent the distribution companies to discuss these matters.

As regards assignment of the distribution service, Law 239/04 (Reform of the energy sector) approved on July 30 2004 provides for a review of the transitional period at the end of which the concessions outstanding at the time that Decree 164/00 was promulgated will come to an end. It extends to December 31, 2007 the transition period as per art. 15.5 of Decree 164/00, by which the current concessions, not assigned by competitive bidding, have to come to an end. The local authority granting the concession can extend the transition period by another year for reasons of public interest. Art. 15.8 of the same decree was also repealed. This offered the chance to add together with increments of the transition period if more than one of the conditions laid down in art. 15.7 existed.

In November, the Ministry of Productive Activities issued a clarification in this regard, which leads one to believe that the current distributor still has the right to take advantage of one of the conditions for extending the transition period laid down in art. 15.7 of Decree 164/00, providing it happens by January 31, 2006. Moreover, the ban on accumulating increments is valid immediately: those that had already accrued these conditions before Law 239/04 came into effect still have the right to add on the increments at the end of the transition period, which as a result of the extension will expire at the end of 2007 or, in the case of a further extension by the local authority, in 2008.

Tariff regime

After a period of consultation, the Authority passed resolution 170/04 which defines the criteria for setting natural gas distribution tariffs in the second regulatory period fixing the rate of return on

capital employed, namely 7.5%, and the rate at which productivity is expected to increase ("price cap"), namely 5%, which is only to be applied to operating costs and depreciation.
In terms of tariff setting, the Authority's objective is to simplify the current system, reducing the number of tariff variables, so as to encourage new operators to enter the market and sell to end-customers.
For thermal year 2004-2005, in particular, identical fees will be applied nation-wide, though they will be adjusted on the basis of a coefficient specifically decided for each area.
This mechanism was then extended by resolution 62/05 to thermal years 2005-2006, 2006-2007 and 2007-2008 as well.

Resolution 170/04 laid down that the restriction on the revenues of each company was to be calculated on the basis of the parameters already approved by the Authority and currently applied by the companies. Moreover, as an alternative to the standard approach, individual firms can adopt their own method of determining the restriction so as to obtain suitable recognition of the distribution costs effectively incurred in the event that these are higher than the costs recognised under to the standard approach. Following a process of consultation, the methods for implementing this individual system for calculating the restriction on revenues were laid down in resolution 171/05

Resolution 22/05 approved the proposed tariffs for gas distribution as presented by AEM Gas S.p.A. and Serenissima Gas S.p.A. for thermal year 2004- 2005.

The Lombardy TAR issued its sentence 531/05 partially accepting the companies' appeals against resolution 170/04, considering illegitimate:

a) the lack of recognition of the new investments made from 2003 onwards in the tariff restrictions of the second regulatory period;

b) the adoption of a constant rate of recovery of productivity included in the price-cap formula for the whole of the regulatory period.

Hence, with resolution 122/05, the Authority has partially modified resolution 170/04, adopting a method of calculating the restriction on revenues that takes account of the investments made subsequently to those considered for approval of the restriction relating to thermal year 2003-2004.
The distributors will therefore have to represent the tariff proposals for 2004-2005 (in addition to those for 2005-2006), recalculated on the bases mentioned in this resolution
This same resolution also foresees maintaining the Fund for the temporary compensation of high distribution costs for the entire regulatory period.

With resolution 206/05, the Authority extended the validity of the natural gas distribution tariffs approved for thermal year 2004-2005 as per resolution 170/04 also for thermal year 2005-2006, on a transitional basis until the Authority takes further measures and subject to equalisation.
In fact, the Authority considered that up to the sentence of the Council of State regarding the rate of recovery of productivity to be used in determining the tariff restrictions for the second regulatory period, the distribution tariffs could not be updated with the application of any productivity recovery percentage: this would have led to an anomalous increase in the tariffs, so to avoid it the Authority thought it best to extend the tariffs applicable in thermal year 2004-2005.

Regulation of the service

Provisions to regulate the technical and commercial quality of gas services

With resolution 168/04, the *Integrated Text of instructions issued by the Authority for Electricity and Gas in matters of service quality for the distribution, measurement* [illegible]

Authority has regulated both the technical quality (safety and continuity) and the commercial quality of the various gas services; it has also introduced a new mechanism to control and sanction operators for any lack of compliance with their service obligations and the specific and general levels of quality.
With a document dated December 20, 2004, the Authority began a consultation to define the incentive mechanisms for a gas service with higher safety standards than those imposed by the regulator.

With resolution 158/05 the Authority amended and integrated the provisions of resolution 168/04 in consideration of certain observations that it had received, with particular reference to the question of safety, at the end of the consultation in May about the obligations for sellers of natural gas (and electricity) to register end-customers' requests for services and to transmit them to distributors on a timely basis.

As regards the changes to be made to the incentives to raise safety levels, it is worth mentioning that before publishing the definitive document, it will be necessary to proceed with a further period of analysis and discussions with distributors and their trade associations. The reason for this is the variety of observations and proposals that the Authority received from operators in reply to the consultation opened at the end of December 2004.

With measure 157/05, the Authority resolved to proceed, during the period 1 October 2005 – 30 September 2006, with the campaign of technical checks on the degree of odorisation, the effective higher calorific value and the relative pressure of the gas as laid down in resolution 125/04 for the period 1 November 2004 – 30 September 2005, vis-à-vis the distribution companies.
The experience gained during the first stage of the campaign confirmed the validity of the procedure approved by resolution 1515/04, apart from certain amendments that were adopted when the procedure was revised by the Authority's Supervision and Control Department.
As for the previous campaign, in order to carry out the checks, the Authority will make use of the services of the Experimental Fuel Station of the *Guardia di Finanza* (Fiscal Police) as part of a Protocol of Understanding signed with it, applying the methods foreseen therein.

Provisions concerning safety

With resolution 40/04, amended with resolution 129/04, the Authority regulated the procedures and methods of checking the safety of residential gas networks.

It is up to the Municipality in charge of the territory to carry out on-site checks.

Distributors, on the other hand, only have to carry out documentary checks: they have to verify that each installation's documentation is in line with current safety regulations, using their own staff or outside professionals.

It is foreseen that this measure will be introduced gradually, starting (i) in October 2004 by checking new installations, (ii) in October 2005 by checking installations that have been modified and reactivated and (iii) in 2006 by checking installations in service.

The costs incurred by the distributors for implementing these regulations will be paid for by fees borne by those asking for activation of the gas supply and by recognising distribution tariffs that will have to be defined by a subsequent provision.

With resolution 43/05 the Authority amended the transitional rules for new user plants, extending the possibility for any distributor that is unable to comply with the instructions that regulate safety testing of new user plants, to take advantage of a simplified check procedure compared with the normal one in order to achieve activation. With resolution 192/05, the Authority again modified the provisions of resolution 40/04 in order to cope with the critical situations that emerged on applying the regulations for safety checks on end-customers' gas installations and to resolve the problems that derived from them. Transitional rules were introduced (up until 30 September 2006) for safety checks on new gas installations, deferring the start of checks on reactivated and modified installations (to 1 April 2007) and those in service (to 1 October 2007).

The AEEG also set up a task force (subsequently formalised in Resolution 32/05) to monitor implementation of the regulation and to study any proposals to change the rules. Participants will include the National Council of Consumers and Users, the CIG and representatives of the various associations of installers, distributors and sellers of gas. The Authority also initiated an enquiry into the conduct of gas distributors and sellers when implementing the Regulation.

Following publication of this measure, the Authority sent a communication to Parliament and the Government with observations and proposals to reinforce the protection of consumers with regard to the safety of gas installations.

Other measures

After a period of consultation, the Authority issued resolution 138/04 which establishes guarantees of free access to the gas distribution service and rules for the preparation of network codes for this service.

The Authority began discussions with the trade associations that represent the distribution firms to establish a standard network code. Each distributor will then be able to decide whether to adopt the standard code or its own code, prepared on the basis of criteria laid down by the Authority.

With resolution 112/05, the Authority laid down that inspections could be carried out at the premises of companies distributing and selling gas to check that provisions included in resolution 138/04 are implemented correctly.

With resolution 121/05, the Authority also initiated a process to adjust certain provisions of resolution 138/04 for the content of the proposals made as part of the activity of the Task Force for the adoption by the Authority of a standard network code, in accordance with art. 3, para. 1, of the resolution.

In May and June, the Authority began two consultations with important operators with a view to regulating the distribution service:

- the purpose of the first document is to consult with operators on matters concerning the measurement on an hourly basis of natural gas consumption by end-customers with an annual consumption of between 200,000 and 10,000 Sm^3 (standard cubic metres), as per art. 2, para. 1, of resolution 139/03 and for the delivery points of the distribution networks, pursuant to art. 18, para. 5, of Decree 164/00.
- the second is to consult with operators about the regulation of general aspects relating to the calorific power of the gas supplied to end-customers, so as to standardise the methods of determining the PCS of natural gas and its subsequent use among the various operators.

Energy saving (AEM Gas S.p.A.; AEM Elettricità S.p.A.)

While awaiting implementation of the April 2001 decrees signed by the Minister for Industry, Commerce and Crafts, which contain the quantitative targets for improvement in energy efficiency national-wide for the years 2002 to 2006, on July 20, 2004, the Minister of Productive Activities and the Minister of the Environment issued two new decrees which assign national energy savings objectives for 2005-2009.

Distributors of electricity and natural gas who on December 31, 2001 served at least 100,000 end-customers are required to comply with specific savings objectives, equal to the product of the national objective and the ratio between the energy distributed by the individual operator (communicated to the Authority in accordance with resolution 167/04) and the total energy distributed nation-wide, both counted in the year prior to the one just past. For 2005, with resolution 213/04, the Authority has distributed the figure for the total amount of energy distributed, at the same time determining specific objectives for each obligated operator.
For the distributors of natural gas and electricity of the AEM Group, these objectives are 3,391 and respectively 2.827 toe (tons of oil equivalent).
Pursuant to art. 3, para 2, of the decrees issued in July 2004, not less than 50% of the specific objective has to be achieved by means of a corresponding reduction in consumption of the energy source distributed.

In order to achieve these objectives, distributors will be able to develop energy saving projects (directly, through subsidiaries, through companies operating in the energy saving sector - ESCO) at end-customers (own or others), in compliance with the provisions of Law 239/04 (Marzano Law) and the related implementation instructions, especially in matters concerning post-meter activity.

In this connection, it is worth mentioning that the General Management for Energy and Mineral Resources of the Ministry of Productive Activities sent out a circular in April, which explained the contents of the rule laid down in art. 1, para. 34, of the Marzano Law, which defines as "post-meter" services the installation, verification and maintenance of plants (that use electricity and gas) downstream from the meter installed at the end-customer's point of delivery.

Those that are obligated in accordance with the decrees of July 2004 will be assigned "Energy efficiency certificates" (*white certificates*) as an attestation of the saving (measured in tonnes of oil equivalent, toe) achieved as a result of the projects carried out.
Alternatively, distributors will be able to choose to comply with these obligations by buying from third parties, for all or part of their requirement, the certificates issued by GME, in this case attesting the energy savings made by others.
Trading in these certificates will be possible either bilaterally or in a specific marketplace.

In accordance with the Rules for the functioning of the market for energy efficiency certificates, as defined by the Gestore del Mercato Elettrico (GME) together with the Authority for Electricity and Gas, those that intend to take part in the market have to present to the GME an "application for admission to the market" and a signed copy of the "Market membership contract", prepared according to the models attached to the Rules.
The Manager has also prepared the Register of energy efficiency certificates, an essential step prior to opening the Market.
Those that register are assigned a property account where the number of certificates that they own is recorded.

These are without prejudice to the resolutions already passed by the Authority to implement the ministerial decrees issued in April 2001, namely:

- With its resolution 103/03, the Authority laid down guidelines for the preparation, execution and evaluation of energy-saving projects and the criteria and methods for issuing energetic efficiency certificates. In particular, the Authority defined the methods for evaluating energy savings, the methods of preparing projects and their minimum size, the criteria of verification of the results and the characteristics of the energy efficiency certificates. Resolution 200/04 made suitable adjustments to reflect recent regulatory developments;
- resolutions 234/02 and 111/04, with which the Authority adopted certain technical schedules (for standardised and analytical valuations) for the quantification of energy savings relating to the interventions mentioned in art. 5, para. 1, of the ministerial decrees. The consultation on the proposal for another ten technical schedules for evaluating energy savings was closed on December 15. Following this consultation, the Authority adopted resolution 70/05, approving five of the technical schedules proposed for the consultation. Of these, we would mention in particular number 18, which standardises the method of enhancing the energy savings achieved by replacing mercury vapour lamps with high pressure sodium vapour lamps in public illumination systems.

With resolution 219/04, just a few days prior to the start-up of the market in white certificates, the Authority decided on the tariff contribution (100 euro per toe saved, for the period 2005-2009) to cover the costs incurred by operators to achieve the savings objectives; it also defined the method of applying for the contribution.

In a communication sent on December 29, the Authority clarified the methods that it will follow in applying the sanctions foreseen in the ministerial decrees of July 2004 to those obliged who are in breach of contract, under its sanctioning power recognised by Law 481/95 in the case of violation of regulatory measures.
The communication explains that the sanctions, which will be "proportional and in any case higher than the amount of the investments needed to compensate the breaches of contract", will be decided in accordance with the general rules on monetary administrative sanctions, as per Law 689 of November 24 1981.
In particular, it points out that the reference made to the "gravity of the violation" will be applied by choosing a sanction in proportion to the number of toe not saved compared with the specific objective assigned to the distributor, whereas the reference to the "economic conditions of the subject in breach of contract" will be applied by deciding the value of the unit sanction according to the toe not saved, based on market data available as regards the incremental costs involved in the purchase of energy saving products and services.

As required by the Authority's Guidelines, the AEM Group's electricity and gas distribution companies presented before the end of February proposals for the design and measurement of the projects (subject to valuation on an actual basis) carried out during the period 2001 - 2004.

During the half-year, with various measures, the Authority published the results of the checks carried out on the proposals for projects and measurement programmes presented by operators.

In particular, with resolution 123/05, the Authority announced that two of the proposals presented by AEM Gas S.p.A. were in accordance with the criteria and minimum requisites laid down in the Guidelines, whereas one of the other proposals was rejected with resolution 136/05.

The project related to this last proposal was rehabilitated with resolution 177/05, (subsequently amended by resolution 187/05), with which the Authority approved two new technical cards for the analytical evaluation of the energy savings in air conditioning and hot water production as a result of installing and running cogeneration plants and district heating systems.
Operators have therefore been able to present requests for verification and certification of the savings achieved thanks to this project, quantified in accordance with this methodology.

Following the approval, with resolution 70/05, of technical card 18, for the standardised evaluation of projects that foresee the substitution of mercury vapour lamps with sodium vapour lamps, the project presented by AEM Elettricità S.p.A. has been subjected to standardised evaluation.
For this project, the operator has presented a request for verification and certification of the savings recognised through application of the methodology formally adopted by the Authority.

AEM S.p.A obtained the certification of ESCO in May. Similar certification was also obtained in July for AEM Calore & Servizi S.p.A. and AEM Energia S.p.A., both AEM Group companies.

Economic results

The following table summarises the main economic results at September 30, 2005 for the AEM Group companies operating in the management of network services. These results are compared with those of the previous period:

3rd Qtr. 2005	3rd Qtr. 2004	Networks	09.30.2005	09.30.2004
178.2	174.2	Revenues	580.8	588.3
157.0	*154.1*	*- of which sales to third parties*	*482.1*	*488.1*
21.2	*20.1*	*- of which sales to group companies*	*98.7*	*100.2*
128.2	122.1	Operating costs	382.3	380.7
114.3	*108.3*	*- from third parties*	*338.5*	*238.9*
13.9	*13.8*	*- from Group companies*	*43.8*	*141.8*
13.4	13.1	Labour cost	42.0	41.1
36.6	39.0	Gross profit from operations	156.5	166.5
20.9	22.0	Depreciation and amortisation, provisions and writedowns	72.8	66.4
15.7	17.0	Profit from operations	83.7	100.1

(millions of euro)

Distribution of electricity

At September 30, 2005 AEM Elettricità S.p.A. reported a turnover amounting to 431.0 million euro, an increase of 7.2 million euro compared with the same period last year.

This trend can be explained by:

- the rise in the selling prices of electricity to captive end-customers, reflecting the inflationary trend in energy raw materials on international markets, which entailed an increase in revenues from sales of electricity of 7.1 million euro;
- a reduction in the quantity of electricity sold to captive customers;
- growth in the volumes of electricity distributed to customers connected to the network;
- a reduction in the revenues admitted for distribution of electricity for an amount of 2.0 million euro, as a consequence of updating for 2005 the fees for electricity transmission and distribution services (AEEG resolution 135/04).

Revenues also include 5.3 million euro relating to final definition of trade relations with the Sole Buyer in prior years. This out-of-period income is more than offset by the booking of general equalisation charges relating to electricity distribution and transport costs, which following definition by the Authority for Electricity and Gas of the calculation mechanisms, were booked as a deduction from revenues (for an amount of 7.9 million euro), whereas in 2004 they were booked as provisions.

The activities carried on by AEM Elettricità S.p.A. for other Group companies and for the Urban Illumination and Traffic Lights Division led to higher revenues for 6.0 million euro, whereas there was a reduction of 1.9 million euro in connection contributions.

Operating costs rise by 10.8 million euro as a result of the higher charges incurred for the purchase of electricity and materials (for an amount of 7.4 million euro), for services provided by third parties and by affiliates (for a total of 5.2 million euro), as well as because of out-of-period expenses booked following final definition of the trade relations with the Sole Buyer which involved higher electricity purchase costs in prior years (for an amount of 1.4 million euro).
There has also been a reduction in the cost of services rendered by the parent entity for 2.1 million euro and a reduction in electricity transport charges for 1.2 million euro.

Labour cost has increased by 1.7 million euro compared with the same period last year, mainly because in June 2004 AEM Elettricità S.p.A. absorbed the personnel involved in running the public illumination, traffic lights and video surveillance activity in the Milan area and in other towns.
As a result of these movements, gross operating income fell by 5.3 million euro, coming to 69.6 million euro.

Net of depreciation and amortisation, provisions and writedowns, booked on the basis of international accounting standards (IFRS), the profit from operations amounts to 34.0 million euro (45.1 million euro at September 30 2004).
One of the main reasons for the contraction in the result was the writedown of certain items of property, plant and equipment due to their obsolescence and because of certain plant engineering decisions taken for the medium tension distribution network (8.1 million euro).

The quantity of electricity sold on the captive market amounted to 3,553.5 million kWh, which is less than in the same period last year (3,712.4 million kWh). On the other hand, the volume of power dispatched to the free market grew by 304.4 million kWh (+17.5%).

3rd Qtr. 2005	3rd Qtr. 2004	*(millions of kWh)*	09.30.2005	09.30.2004	% change 05/04
1,855.20	**1,836.80**	**Electricity distributed**	**5,599.70**	**5,454.20**	**2.7**
739.9	629.5	- Free market	2,046.20	1,741.80	17.5
1115.3	1207.3	- Captive market	3,553.50	3,712.40	(4.3)

In total, at September 30, 2005, there were around 857,000 customers connected to the network.

Capital expenditure at September 30, 2005 amounted to 19.9 million euro (20.9 million euro at September 30, 2004) and principally concerned expansion and refurbishment of the medium and low tension network, maintenance of primary plants, upgrading internal systems on secondary cabins, and improvement and work on buildings.

Power transport

In the first nine months of 2005, revenues of AEM Trasmissione S.p.A. amounted to 12.0 million euro, of which 9.9 million euro deriving from the fee paid by GRTN S.p.A. for the use of high tension lines owned by the company.

The increase in revenues, +2.8 million euro compared with the same period last year, is attributable for 1.4 million euro to services rendered to third parties, for 1.0 million euro to the increase in the fee paid by GRTN following the purchase by AEM Elettricità S.p.A. of further network elements (as required by article 2 of the Ministerial Decree of December 23 2002) and for 0.5 million euro to out-of-period income for fees paid by GTRN pertaining to 2002 and 2004.

Operating costs have increased compared with the same period of 2004 by 1.0 million euro, mainly because of higher expenses for subcontracted work.

As a result of the above movements, the gross profit from operations amounts to 8.2 million euro, an increase of 1.6 million euro compared with the same period last year.

Net of amortisation and depreciation, writedowns and provisions totalling 3.2 million euro, profit from operations amounts to 5.0 million euro, an increase of 36.4% compared with September 30 2004.

Capital expenditure during the period amounted to 1.5 million euro (1.3 million euro at September 30 2004) for conservation work on the high tension lines (0.4 million euro) and conservation work on high tension cabins (1.1 million euro).

Distribution of natural gas

In the first nine months of 2005, the revenues of AEM Gas S.p.A. and Serenissima Gas S.p.A. came to a total of 94.8 million euro, a reduction of 1.6 million euro (-1.7%) compared with the same period last year. A significant portion of these revenues (81.0 million euro) refers to intercompany services (natural gas distribution for AEM Energia S.p.A and Serenissima Energia S.r.l.).

The contraction in revenues is attributable mainly to the impact of the tariff measures approved by the Authority for Electricity and Gas for the second regulatory period which came into force on October 1, 2004. During the period under review, the new tariffs led to a reduction in revenues of

5.5 million euro compared with the same period of 2004. The drop in revenues was partly offset by the tariff equalisations on consumption in 2001, 2002 and 2003, which were billed to the shippers after the Authority for Electricity and Gas had defined the new tariff levels with retroactive effect, following the outcome of a long legal process.

Operating costs rose by 2.5 million euro compared with the same period of last year, mainly because of the increase in costs related to use of third-party assets, in other operating expenses and services rendered by affiliates. In addition, there has been an increase in labour cost of 1.3 million euro following the adjustments required by IAS 19 for the determination of severance indemnities. As a result of these movements, gross operating income came to 55.9 million euro after falling 5.5 million euro compared with the same period last year.

Net of depreciation and amortisation, provisions and writedowns for a total of 25.4 million euro, the profit from operations amounts to 30.5 million euro with a reduction of 5.6 million euro compared with the same period last year.

The total volume of gas transported during first nine months of 2005 totalled 849.4 million m^3 compared with the same period a year before.

3rd Qtr. 2005	3rd Qtr. 2004	(million m^3)	09.30.2005	09.30.2004	% change 05/04
71.9	**71.0**	**Gas transported**	**849.4**	**842.4**	**0.8**
61.3	66.0	- Gas transported to Group companies	718.8	761.0	(5.5)
10.6	5.0	- Gas transported to third parties	130.6	81.4	60.4

Capital expenditure during the period came to 30.0 million euro (21.4 million in the first nine months of 2004) and was mainly for the extension and replacement of medium and low pressure pipes, the fitting of risers and as well as the laying and replacing of measuring devices. Work continued on expanding the Sesto San Giovanni, Tecnocity and Famagosta plants, and on expanding the district heating network in the Sesto San Giovanni, Tecnocity and Linate areas.

Public illumination

In first nine months of 2005 the Urban Illumination and Traffic Lights Division of AEM Elettricità S.p.A. made revenues of 19.7 million euro (24.6 million euro at September 30 2004). Gross profit from operations amounted to 2.2 million euro (2.7 million euro at September 30 2004). The contraction in revenues (and the consequent decline in gross profit from operations) is substantially due to the decrease in services required by the Municipality of Milan.

Telecommunications

At September 30 2005, revenues of Metroweb S.p.A. amounted to 29.8 million euro, marking a reduction of 7.5 million euro (-20%) compared with the same period of last year. Gross profit from operations came to 20.7 million euro (-0.6%).

This contraction in turnover depends on a natural reduction in revenues from connecting buildings (-5.2 million euro), only partly offset by higher income from the rent of fibre-optic cable and other activities.

The gross profit from operations is substantially in line with that recorded in the same period last year, reflecting a series of pluses and minuses: in particular, the reduction in the margin on the building connection activity was offset by the increase in the margin on the rent of fibre-optic cable and by a reduction in labour cost. The profit from operations amounts to 12.1 million euro with a reduction of 3.8% compared with the first nine months of 2004, due to an increase in depreciation, amortisation and writedowns (+0.4 million euro).

The cable duct infrastructure in the Milan area that it has been building to host fibre-optic cables now extends for a total of 2,250 kilometres, while the long-distance links now available stretch for around 980 kilometres. The total extent of the fibre-optic network comes to around 5,475 kilometres, the equivalent of 261,000 kilometres of fibre. This network includes 2,450 kilometres of urban backbone and connections to business premises, 2,355 kilometres of residential cabling and 670 kilometres of long-distance trunk lines.

Capital expenditure during the period came to 4.2 million euro and was mainly for the laying of network infrastructure and fibre-optic cables (9.3 million euro in the same period of the previous year).

Market

The AEM Group sells electricity, gas and heat (through district heating networks or plant management services). The following are the Group companies that carry on trading activities in the general customer market or which operate in the wholesale markets.

- **AEM Trading S.r.l.** is involved in portfolio management for the entire AEM Group, operating on the wholesale electricity markets. The company has contracts for use of the production capacity installed at the power plants of AEM S.p.A. and Edipower S.p.A., as well as that of the cogeneration plants of AEM Gas S.p.A. It operates directly on the markets organised by Gestore del Market S.p.A. (IPEX) and trades in electricity through bilateral contracts with other operators. As part of its portfolio management activity, AEM Trading S.r.l. is also responsible for meeting AEM Energia's electricity and natural gas requirements.

- **AEM Energia S.p.A.** is responsible for the sale of electricity to eligible end-customers and for the sale of natural gas to all end-customers (except for those supplied directly by Serenissima Energia S.r.l.).

- **AEM Calore & Servizi S.p.A.** is involved in selling heat through district heating networks, in heat management services and, more generally, in facility management.

- **Serenissima Energia S.r.l.** operates in the sale of natural gas to customers connected to the network belonging to Serenissima Gas S.p.A.

- **Plurigas S.p.A.** operates in the wholesale market for natural gas, negotiating purchase contracts mainly to cover the needs of its shareholders (AEM S.p.A., Amga S.p.A. and ASM Brescia S.p.A.). The company provides shipping services and also sells gas to wholesalers and large end-users.

Regulatory and tariff framework

Trading of electricity (AEM Trading S.r.l.)

Provisions concerning imports and CIP 6 energy

With resolution 223/04 and 224/04 the Authority laid down the rules for the allocation of power import capacity and for the resolution of congestion on the interconnection networks with neighbouring countries for the year 2005, taking into account the decree issued by the Minister of Productive Activities on December 17, 2004.

The allocation of import capacity for 2005 took place by means of the implicit auction method. However, because of the Italian Power Exchange's zonal mechanism, the price differentials between the various zones in Italy and abroad would have given rise to a split in the market, leading to the application of bilateral contracts of the so-called "transport capacity fee" (thereby annulling the advantage of importing less expensive energy). The Authority has therefore introduced ways of hedging this fee, the so-called CCCIs, which are allocated free of charge on a pro-quota basis to those (users of withdrawal dispatching) who apply for import capacity.

In September, the Authority published a consultation document relating to the methods of transferring CCCIs in the case of end-customers switching from the captive market to the free market and vice versa.

As regards the French border, RTE has resolved the problems of congestion with Italy by means of a separate explicit auction which is held monthly for the allocation of export capacity from France to Italy. This makes it possible for the French network manager to extract revenue, given the price differential between France and Italy.

With resolution 251/04, the Authority approved the general model for the calculation of the total transport capacity on the northern interconnection network as prepared by GRTN in accordance with art. 5.2 of EC Regulation 1228/2003. GRTN's document also envisages draft set of rules on safety, operations and functional programming of the northern interconnection network.

During the month of March, the Authority initiated another consultation regarding the application of EC Regulation 1228/2003 for the year 2005 and subsequent years, in order to provide an overall picture of current developments in cross-border electricity trading in light of the Regulation's instructions, and to gather comments, observations and suggestions that might help the process of integration of the domestic electricity market.
The consultation document includes:
a) considerations on the main aspects of the scheme implemented in Italy for the management of congestion on the interconnection network;
b) recognition of the methods used by the network managers of other countries for the management congestion on electricity frontiers with Italy, highlighting certain critical aspects.

Another consultation on these topics was launched in August, with the publication of a document (*Transport allocation procedures for cross-border exchanges of electricity - implementation of art. 6 of EEC Regulation 1228/2003 of the European Parliament and Council of 26 June 2003*) with which the Authority sets out to:
a) lay down certain guidelines, based on past experience, regarding the various possible solutions for the implementation of this Regulation's provisions from 2006:
b) to gather observations and proposals from the parties involved, taking them into consideration in the task forces set up with the neighbouring regulatory authorities.

The allocation of CIP 6 energy for 2005 was regulated by the Decree issued by the Minister of Productive Activities on December 24, 2004. Talking of which, it is worth mentioning that 40% of this energy was assigned to the Sole Buyer for supplies to captive customers, while the other 60% was assigned to eligible free market customers. As in 2004, the method of allocation used in 2005 was pro-quota based on the participants' requests, taking account of their average power level: the same allocation price was applied to everyone, namely 50 euro/MWh. Given that under article 3, para. 13, of Decree 79 of March 16, 1999, from the start-up of the Power Exchange, the Manager has to sell CIP 6 energy to the market, assignees have signed with the Manager a financial contract that regulates the differences between the strike price (50 Euro/MWh) and the reference price, i.e. the purchase price on the Power Exchange (the PUN or single nationwide price). The assignees of CIP 6 energy are at the same time obliged to procure this energy physically on the Day-Ahead Market.

<u>*Provisions concerning the functioning of the Power Exchange and control of market leverage*</u>

The functioning of the Power Exchange

On April 1, 2004 the Italian Electricity Market (or "Power Exchange") became definitively operative, pursuant to article 5 of Decree 79 of March 16 1999. For the period up until December 31 2004, active participation is only expected on the part of producers with units of more than 10 MVA (so-called "significant production units"), given that the only entity authorised to operate on the demand side is GRTN, which makes purchase offers on behalf of Acquirente Unico S.p.A. (the "Sole Buyer"), the entity that guarantees supplies to captive-market customers.

On December 24, 2004 the Minister of Productive Activities sent a policy communication to GRTN, GME and the Sole Buyer, with a copy to the Authority, with guidelines regarding active demand-side participation in Sistema Italia 2004, foreseeing a transition period of three months from January 1 2005. Another ministerial communication on April 1, 2005 later extended this transition period to June 30, 2005.

By March 31, GRTN, GME and the Authority were meant to have developed a system of integrated management of financial guarantees for operators (currently resolved on a transitional basis by asking the operators to present bank guarantees in favour of GME and GRTN).

A letter from the Ministry of Productive Activities dated April 1, 2005, addressed to GRTN, AU, GME and the Authority, postponed to June 30 the date for the start-up of normal demand on the Power Exchange. The Ministry's letter also delegated to the Authority definition of the out-of-balance charges to be borne by operators actively taking part in Sistema Italia 2004 on the demand side also for the period April 1 - June 30, 2005, laying down that such charges should in any case not be less than the amount already decided for the month of March 2005.

With resolution 64/05, the Authority therefore again modified and integrated resolution 168/03 (which has been regulating the merit-order dispatching service since January 1, 2005, amended by subsequent provisions, resolution 237/05 in particular). These amendments also take account of the dispatching of electricity injected into the network by the so-called "incentivated" production units that benefit from the obligation to withdraw for the network managers to which they are connected, pursuant to art. 13.3-4 of Decree 387/2003 and art. 1.41 of Law 239/04.

The Power Exchange, which is organised and run by Gestore del Mercato Elettrico S.p.A. ("GME"), is a non-obligatory market: taking part in market sessions (the "day-ahead market" and the "adjustment market") is voluntary, as producers can sell power through physical bilateral contract stipulated outside the Exchange.
The only constraint on participation, which affects all plants (both those that direct their output to the Power Exchange and those that have stipulated bilateral contracts), concerns the market for dispatching services; participation in this market is obligatory for production units that are authorised to provide dispatching services (whether planned or in real time, i.e. when executing balancing orders on the request of GRTN).
From an operating point of view, by 9.00 a.m., the head of a significant production unit that has decided to sell its energy through the Power Exchange takes part in the market sessions, which involve sending hourly bids via internet to GME with an indication of the price and quantities that the operator intends to produce the following day. Nonetheless, if a production unit has signed a physical bilateral contract, it still has to send GRTN its injection programme for the following day (through GRTN's specific "bilaterals platform" set up specifically for this purpose).
After the closing of the day-ahead market, GME analyses the hourly quantity/price bids received and decides the merit order of the plants called upon to produce energy to satisfy demand for the following day, net of the part already covered by bilateral contracts, which are treated as "transit or priority dispatching".
At the end of each day - or rather, once the sessions of the adjustment and dispatching service markets have closed - a so-called "cumulative market programme" for the next day is prepared and sent to GRTN. Non-compliance with this programme in "real time" (on delivery day) on the part of the plant head entails having to pay so-called "out-of-balance charges" to GRTN.
With the market entry of demand, the expected energy requirement for each hour of the following day is expressed directly by the consumers (or by their suppliers) through hourly purchase bids on the Power Exchange.

In this context, the hourly consumption programmes (like those of production) are also determined by selecting the bids according to their merit order (i.e. in decreasing order of price) so as to guarantee that the demand expressed by consumers is satisfied even at the minimum cost, while also respecting the network transport restrictions established by GRTN.
The price that is generated is unique for each hour throughout the 24 hours of the following day, but in the event of congestion, the market can be split into zones with different selling prices. Producers that sell electricity to GME get paid the price for the market zone where its production unit is located; consumers, on the other hand, pay a single nationwide price, which is equal to the average of all of the zone prices, weighted on the basis of consumption.

Control of market leverage

During the period January 10-14, 2005, anomalies arose in the prices posted by the day-before market with a considerable increase in electricity prices in all zones and, as a result, in the single nationwide purchase price. According to the Authority, these anomalies could derive from the exercise of market leverage on the part of operators that produce electricity which enjoy a dominant position on the supply side at zone or national level.
With resolution 3/05, the Authority opened an enquiry to assess:

1. how prices in the day-after and adjustment markets were formed on the days from January 10 to January 14, 2005;
2. the impact on these prices of the various bidding strategies adopted by operators who also generate electricity for the offer system.

Following an examination of the elements that emerged from this enquiry and the two previous ones, launched with resolution 50/05, the Authority's intention was to bring into line with the current needs of the market the measures adopted with resolution 21/04 during the start-up phase of merit-order dispatching in order to monitor the wholesale electricity market and the dispatching service market, for the promotion of competition and protection of the interests of users and consumers. The measure contains new instructions for the exercise by GME and GRTN of the activity that involves the gathering, organisation, processing and analytical description of data on the energy market for the calculation of various indices (relative price; hours of coverage; minimum hourly quantity; margins), which allow the Authority to carry on this activity effectively.

In May, the Authority issued a consultation document on "*Measures for the promotion of competition in the wholesale electricity market and in the dispatching market*", in which it explains the possible introduction of some measures designed to combat any illicit uses of market power in the national electricity sector.
A second consultation phase was initiated in August with the publication of a document in which the Authority explains its proposals for the reduction of the degree of interest in exercising market leverage on the part of the pivotal operators (Enel or Endesa) in the four macrozones into which the wholesale market is divided: in particular, it discusses the introduction of temporary obligations on these operators to transfer part of their production capacity to third parties ("virtual power plants").
To close this consultation phase, the Authority issued resolution 212/05 which defined measures for the promotion of competition in the wholesale power market for the year 2006, aimed at the pivotal operators (Enel and Endesa).
The mechanism introduced lays down that if the pivotal operators do not conclude by 15 November 2005 "contracts with option-less coverage" with selected counterparties by means of non-discriminatory procedures for the amount of hourly production capacity for which they are able to determine the market price, hour by hour, they will have applied to them the provisions of Section 2 of the Document, which regulates the transfer of virtual production capacity (Virtual Power Plant).

With resolution 176/05, the Authority also laid down certain reporting requirements for GRTN and the pivotal operators so that it can gain data and information to help it evaluate from a prospective point of view the market leverage potentially held by Enel and Endesa, as well as their interest in exercising it, with reference to the period 2006-2008.
This evaluation will take account of the demand, production capacity and transport capacity in this three-year period.

Provisions concerning dispatching
With resolution 283/2005, the Authority approved Version 3.0 of the Rules for Merit-Order Dispatching which took effect on January 1, 2005, amended after consultation with operators in view of the start-up of Phase 3 of Sistema Italia 2004.
With resolution 137/05 the Authority approved the standard contract formats for the electricity dispatching service for injection and withdrawal points, as proposed by GRTN as part of the rules.

With resolution 65/05, the Authority launched a process for the development of methods of registering electricity purchase and sale contracts and the regulation of the related rights and obligations with the execution of such contracts as part of the dispatching service.
As part of this process, in June it launched a survey to acquire information that might be used to identify the problems and needs of operators in relation to the methods of registering contracts and regulating the related rights and obligations with the execution of such contracts.
This was followed at the beginning of August by a document distributed to operators for consultation on possible solutions for the problems and the needs identified in the recognition document or reported by operators after its publication.

During the first nine months of 2005, the Authority amended and integrated resolution 168/03:

- with resolution 97/05, with reference to the regulation of balancing fees in relation to the case of re-entry into service of production plant after stoppages for maintenance purposes. In particular, this resolution lays down that in such periods, for dispatching points for relevant production units re-entering service, the out-of-balance price is to be equal to the valorisation price of the electricity sale bids accepted on the Day-Before Market in the zone in which the plant is located;
- with resolution 175/05, in order to introduce the resource known as "system security energy storage" among the types of resources defined in accordance with art. 8, 8.2, letter a) for the procurement of GRTN for the dispatching service, for the resolution of problems inherent to power dispatching on the network and to guarantee adequate minimum levels of output during low load times of day.
  This resource can be provided by all of the large production and pumping units identified by GRTN in the document entitled "*Identification of homogeneous resources for the dispatching service including large production and pumping units*", transmitted to the Authority on June 17, 2005 to explain the reasons that convinced GRTN to give these units a special treatment in the rules for merit-order dispatching in terms of the type of resource provided to it as part of dispatching service.
  Of the various provisions, one worth mentioning is the fact that GRTN will be able to control one or more production and pumping units in the name of a user of the dispatching service up until the time that the strategic production and storage capacity comes on-line, solely for the purpose of defining their related offers on the power market.

With resolution 138/05 the Authority initiated a process designed to develop a series of measures relating to the conditions for the management of the dispatching priority of renewable source production plants when the national power system risks going into overload.

The purpose is to study and resolve the problems involved in operating such plants, as reported to the Authority by various operators during 2005 and attributable to the dispatching service granted to them, as pointed out by GRTN.
GRTN apparently highlighted the need to cope with these problems, at least until such time that the power grid is reinforced in certain places (especially the connection lines between Sardinia and Corsica, Sardinia and the mainland, and certain parts of Sicily), defining maximum limits per zone for the amount of electricity injected by renewable source production units and transitional measures to control the overall level of energy produced from renewable sources.
Such measures would be useful for the protection of network security and to minimise operating costs.

Provisions concerning sales to the Sole Buyer of energy destined for the captive market
With reference to procurement activities for the captive market by the Sole Buyer for 2004, AEM Trading S.r.l. took part in the competitive bidding for the allocation of fixed-price physical bilateral contracts (300 MW with a base load profile from April 1) as well as the one for the allocation of differential contracts, being assigned certain small lots.

With reference to the bilateral contracts stipulated with the Sole Buyer, in May 2004, AEM Trading S.r.l. exercised its right to withdraw from the contracts, but the Sole Buyer considered the withdrawal clause in the contractual text signed by AEM Trading S.r.l. and other operators null and void, initiating the arbitration process envisaged by art. 19 of the contract. The arbitration is still in progress and will presumably be concluded by the end of 2005.

On November 25, 2004 the Sole Buyer launched an initial selection of counterparties for the stipulation of differential contracts (i.e. price hedging contracts) for 2005. This ended without any assignment being made as the bids did not permit the hedge cover required After making some changes to the contractual variables and to the assignment procedures, the Sole Buyer then launched two more auctions, at the end of which AEM Trading emerged as the provider of these contracts for a total of 250 MW with a base load profile (2,190,000 notional MWh). Note that the differential contracts for 2005 are exclusively financial, being a type of insurance against the Sole Buyer's risk of having to buy energy at high prices on the Power Exchange. In fact, with these contracts, in exchange for the payment of an insurance premium, the Sole Buyer obtains from the producers guaranteed receipt of the difference between the market price (PUN or reference price) and differentiated strike prices depending on the type of contract chosen when the PUN is higher than the strike price.

Other measures
On June 25, 2004 the Ministry of Productive Activities issued a decree that approved an emergency procedure to cope with the lack of coverage of the natural gas requirement in the event of bad weather conditions. It establishes dispatching rules to be followed when there is limited availability of natural gas due to some climatic emergency, identifying those responsible for implementing them.

The procedure was based on a proposal by the Emergency Technical Committee which monitors Italy's natural gas system in accordance with the decree of the Minister of Productive Activities issued on September 26, 2001. It will also be applied in emergencies not caused by the weather until such time that more specific measures are introduced.

The Technical Committee activated this procedure following the exceptional cold spell that hit the country at the end of February 2005, which led to an increase in consumption, especially in the civil sector, estimated at around 10-12% compared with the yearly average. On Monday, February 28, the system went into the "Alfa alarm" stage and it was only fifteen days later that, thanks to an

improvement in the weather conditions, the Ministry of Productive Activities, with the consent of the Technical Committee, declared the emergency over.

On February 9, 2005, the Competition and Market (or "Anti-Trust") Authority and the Authority for Electricity and Gas closed their joint enquiry into the state of the process of deregulation of the electricity sector.
The results of the enquiry indicated that, as far as the national supply of electricity is concerned, the selling off of the Gencos had still not gone far enough to create operators that could genuinely compete with the dominant operator. There are therefore pressures limiting the growth in competition both in the wholesale electricity market (which could be subdivided into four zones) and in the market for dispatching services.
However, the introduction of market mechanisms such as the Power Exchange should foster a more competitive structure and a reduction in prices in the medium term. The two Authorities also suggest implementing certain measures to encourage more competition in the market, both as regards the structure of the energy supply, and as regards the functioning of the market and the structure of demand.

Sales of electricity to eligible customers (AEM Energia S.p.A.)
Law 239/04, the reform of the energy sector which was approved on July 30, has therefore introduced EC Directive 2003/54/CE into Italian law, with the result that from July 1, 2004 any non-residential end-customer is now an eligible customer and from July 1, 2007, any end-customer will be an eligible customer.

With resolution 141/05 the Authority launched an enquiry into the service that sells electricity to eligible customers and the level of competition between operators in this sector, to evaluate the extent to which they compete in terms of the economic conditions applied to end-customers and in terms of the contractual conditions underlying the legal relationship between the end-customer and the operator providing the sale service.

With resolution 162/05, the Authority launched a procedure for the definition of a commercial code of conduct for the sale of electricity to eligible end-customers, as it believes that attribution of the qualification of eligible customer to all non-residential end-customers from July 1, 2004 and to any end-customer from July 1, 2007 makes it necessary to ensure the maximum transparency to protect customers with a lower negotiating power, enabling them to make informed and conscious decisions.

Trading of natural gas (Plurigas S.p.A. AEM Trading S.r.l.)

Transport and regasification tariffs for the first and second regulatory period
In application of resolution 120/01, with resolution 113/04 and 114/04, the Authority approved the fee tariff proposals for thermal year 2004-2005 relating to the fees for:
- the transport and dispatching of natural gas;
- the use of LNG terminals.

With resolution 178/05 the Authority defined the criteria for setting natural gas distribution tariffs in the second regulatory period (which will last for three years). The new regulations amend and integrate the rules laid down in resolution 120/01 for the first regulatory period, bearing in mind, among other things, the outcome of the consultation carried out on this topic from June 20, 2005.

With resolution 197/05, in implementation of this measure, the Authority rejected the tariff proposal presented by GNL Italy S.p.A. and set the tariffs for the natural gas regasification service, which will have to be applied for thermal year 2005-2006.

Following consultation with the operators, with resolution 166/05, the Authority approved the criteria for determining the tariffs for transporting natural gas on the national and regional gas-pipeline networks for the second regulatory period (October 1, 2005 – September 30, 2009).

With resolutions 179/05 and 204/05, the Authority:
- approved the tariff proposals presented by the transport companies Società Gasdotti Italia S.p.A., Snam Rete Gas S.p.A., Retragas S.r.l., Comunità Montana della Valtellina di Sondrio, and fixed the tariffs for Netenergy Service S.r.l.;
- approved the proposals concerning the entry and exit points from the national gas pipeline network presented by the principal transport company.

With resolution 204/05, the Authority also modified the proposed tariff of Snam Rete Gas, but only for the number of days of maximum interruption for the annual interruptible service (from 60 to 50 days).

Conditions for access to the regasification service

With resolution 184/04, the Authority approved the rules contained in the "Conditions for access to the regasification service for thermal year 2004-2005" prepared by GNL Italia S.p.A. (hereafter GNL Italia) , subject to the introduction of some changes of a substantial nature.

Pursuant to art. 24.5 of Decree 164/00, to complete the series of rules to guarantee access by third parties to the infrastructures (those for the transport and distribution networks and storage plants) have in fact already been published, with resolution 167/05 the Authority defined the system of guarantees for access to the regasification service for liquid natural gas imported by ship (procedures designed to establish the contractual relationship between the regasification company and users - identification of the user to which access to the service has to be conceded - and to determine the regasification capacity for the purposes of the contract) and for the provision of the related services (the general contractual conditions that the company is required to stipulate with applicants).

Other measures

At the end of the consultation period launched with document of June 24, 2004, with resolution 6/05 the Authority laid down that for delivery points where users take a commitment to make withdrawals prevalently during periods of lower market demand (the off-peak period, defined as the period of the year between May 1 and October 31) and the users maintain this commitment, the transport company has to award them a 30% reduction in the regional capacity fee.

With resolution 41/05, adopted at the end of the consultation period launched with the document dated December 27, 2004, the Authority modified the rules governing the balancing fees of the gas system as mentioned in resolution 137/02, with particular reference to the variance fees, in proportion to the difference between the capacity used and the daily capacity granted, for each user (of the transport network) and for each delivery or redelivery point.

In particular, it is recognised that there is an exemption from the calculation of variance fees for those who supply natural gas for the substitute service by means of gas bottle trucks (the users of the transport network) only in cases of intervention on the transport and distribution networks due to an emergency and/or requirements of the related systems.

With resolution 68/05 the Authority approved the proposals made by Snam Rete Gas for updating the "Contract for the use of the system for trading/selling gas at the virtual trading point" ("Contract") and the document "System for trading/selling gas at the virtual trading point – module VTP" ("Manual").
The Contract and the Manual constitute the rules of the secondary market for natural gas, defined by Snam and previously approved in full by the Authority (with certain amendments and integrations adopted with resolution 180/04).
In this way the Authority managed to arrange for procedures for the sale and trading of capacity and natural gas through an on-line platform, the first of the interventions identified in resolution 22/04 (*Instructions regarding the regulated capacity and gas market as per art. 13 of resolution 137/02 issued by the Authority for Electricity and Gas on July 17, 2002*) with a view to gradually defining rules to govern the regulated capacity and gas market.

Following the end of the consultation on regulation of the higher calorific value of natural gas on June 8, 2005, the Authority for Electricity and Gas issued resolution 185/05 which defines new general rules for the quality of gas to reinforce the protection of end-customers.
The new instructions are aimed at transport companies (except for distributors), production companies, import companies, storage companies and other firms that handle liquid (or liquefied) natural gas (LNG).
AEEG imposes the measurement of the higher calorific value to guarantee that the consumer will always get the same energy potential for each cubic metre of gas. The Authority also defines nine other gas quality parameters that have to be measured by the transport company.
Certain specifications have to be complied with before the gas can be input into the networks.
Non-compliance with these rules will have to be reported on a timely basis to the users concerned and may be punished by fines imposed by the Authority.

With resolution 190/05, the Authority approved the amendments to the Network Code presented by Snam in accordance with art. 29 of resolution 138/04. This lays down that gas transport companies have to present to the Authority proposals for changes to the capacity transfer rules for its own Network Code, so that by the start of thermal year 2005-2006:
- capacity transfers at the redelivery points of the transport system are effective starting from any day of the month;
- the period of time between the deadline for presentation of the request and the start of the capacity transfer is reduced to a minimum.

Sales of gas to end-customers (AEM Energia S.p.A.)

Tariff regime
The DPCM (Decree of the President of the Council of Ministers) of October 31, 2002 delegates to the Authority the task of "defining, calculating and updating electricity and gas tariffs, both before and after the opening up of the market to eligible customers, so as to permit an orderly and gradual transfer to a deregulated market by end-users who find themselves in the condition of being a captive customer".

In the conviction that the market is still not mature enough to guarantee competitive conditions that would permit consumers a sufficiently wide choice of trading offers from which to choose the most advantageous, the Authority laid down that when quoting their own economic conditions, companies selling gas will also have to quote the price calculated according to the criteria set by the Authority. 27/04). The final price offered is made up of the following components: distribution, transport and stocking, a variable fee for wholesale sales and a variable fee for retail sales.
There will also be a compensation system to ensure that the effects of applying the new economic conditions in areas with low average annual consumption will have a gradual impact over time

The Authority reserves the right to verify the level of competition within the market, with a view to revoking or modifying the obligation for sellers to offer the economic conditions defined in this provision: the procedure relating to this revision was initiated with resolution 48/05.

Resolution 44/04 defined, for the period from April 1, 2004 – March 31, 2005 , the value of the stocking tariff element in the economic conditions for the supply of natural gas foreseen in resolution 138/03. As regards the supply conditions as per resolution 138/03 for the period October 1, 2004 - September 30, 2005, resolution 154/04 defined the average fee for transport capacity on the national network for allocations at the points of entry to the national gas pipeline network.

Lastly, after a brief consultation and a request for information from the gas importers with resolution 188/04 (which the TAR has partially annulled), the Authority issued resolution 248/04 with which it changed method for the quarterly update of the raw material component of the gas supply conditions, in accordance with resolution 195/02 (with particular reference to the basket of fuels used as a benchmark and the insertion of a protection clause).
The operators appealed against these changes to the Lombardy TAR, which at first agreed to their request for the measure to be suspended and then accepted the recourse, cancelling resolution 248/04.
The Authority appealed to the Council of State against this cancellation.
Given the fact that the motivations for the TAR's decision question the Authority's regulatory powers, it also decided to send a report to Parliament and the Government with which it hoped for an intervention *ad adiuvandum* on the part of the Government in the appeal process; it also mentioned that a parallel legislative intervention would be opportune to reiterate that the recent law reforming the energy system (Law 239/04) did not limit the Authority's regulatory powers.

With resolutions 106/05, 107/05, 108/05, 109/05 and 110/05, the Authority began proceedings against Plurigas, Eni, Enel, Energia Spa and Dalmine Energie, which refused to provide any of the information requested in May - in accordance with the provisions of resolution 188/04 which the Authority does not consider cancelled - relating to average monthly purchase prices on a *FOB* basis in the period October 2002 - September 2004, being of the opinion that it did not lie within the powers of the Authority to ask for such information.

Lastly, given the high prices of energy raw materials on international markets and their incidence above all on the consumer gas market, on July 1 the Ministry of Productive Activities issued a decree to set up a specific commission of enquiry.

<u>Regulation of the service</u>
With resolution 37/05, the Authority initiated the process for the creation of measures concerning the determination of modulation obligations, in accordance with art. 18.2 of Decree 164/00.
This article lays down that those involved in sales activities have to offer customers who found themselves in the condition of being an ineligible customer at December 31, 2002 "the availability of a seasonal and seasonal/daily peak-time modulation service that is adequate for the demand of a year with an extremely cold winter as happens every 20 years or so" (i.e. stocks have to be adequate to meet the demand for gas at seasonal and daily peak times, evaluated on a statistical basis over a period of 20 years) and, at para. 2, that the Authority "determines the modulation obligations for the seasonal peak period of the subsequent year for each municipality according to its climate" (the requirement changes from place to place according to its geographical location and climate).

Economic results

Key figures are shown below for the companies in the Market sector at September 30, 2005, with comparative figures for the same period last year.

3rd Qtr. 2005	3rd Qtr. 2004	Market	09.30.2005	09.30.2004
333.0	305.1	Revenues	1,402.9	1,315.4
248.4	*231.3*	*- of which sales to third parties*	*1,006.5*	*861.4*
84.7	*73.8*	*- of which sales to group companies*	*396.4*	*453.9*
321.0	289.8	Operating costs	1,305.0	1,197.1
162.4	*143.5*	*- from third parties*	*645.9*	*573.3*
158.7	*146.3*	*- from group companies*	*659.1*	*623.8*
3.8	5.0	Labour cost	14.0	15.6
8.2	10.3	Gross profit from operations	83.9	102.6
0.8	1.2	Depreciation and amortisation, provisions and writedowns	4.9	4.7
7.4	9.0	Profit from operations	79.0	98.0

(millions of euro)

The results for the period show a 18.7 million euro decrease in gross profit from operations with respect to the same period last year. This is essentially due to the following factors:

- a sharp rise in raw material prices on international markets which has in turn raised the purchase cost of electricity and gas, only partly offset by an increase in unit revenues, reducing margins as a result;
- a significant drop in the amount of electricity produced by the plants under contract (-1,012.4 million kWh), mainly because of unplanned lack of availability and a lean year from a rainfall point of view, which led to a reduction in the sales of electricity and the need for higher purchases from third parties;
- the start-up of operations by the Sole Buyer from April 2004, eliminating sales to the captive market, which on average generates higher margins than the free market.

Electricity sector

At September 30, 2005, AEM Trading S.r.l. had a turnover attributable to the electric sector of 1.4 million euro (of which 108 million euro related to intercompany revenues), with an increase of 11.9 million euro (+2.2%) on the same period of the previous year. The reasons for this were:

- higher revenues from the sale of electricity on wholesale markets (33.3 million euro) because of the combined effect of higher average unit revenues compared with those in the same period of last year and a lower availability of electricity due to unplanned plant stoppages and strategic decisions regarding production modulation;
- the reduction in revenues from the sale of gas to ASM Brescia (23.2 million euro) which since September 2004 has been procuring directly the natural gas that it needs for its share of electricity generation at the Cassano d'Adda power station;
- the increase in out-of-period income of 1.7 million euro relating to equalisation payments for the transactions carried out on the secondary markets of the IPEX.

The main market destinations of the electricity available for sale were as follows:

- the Italian Power Exchange (IPEX), operative from April 1, 2004, with 3,013.0 million kWh;
- eligible wholesale customers with 2,998.1 million kWh;
- AEM Energia S.p.A. with 1,515.8 million kWh (+ 6.5%).

Up to March 31, 2004, AEM Trading S.r.l. had sold 1,404.6 million kWh to cover captive market demand of AEM Elettricità S.p.A. and 832.7 million kWh to cover demand from captive customers demand under the so-called STOVE system. With the start-up of the Sole Buyer, the company no longer had this possibility, so it lost access to the captive market which usually offers higher unit tariffs that the prices on the free market.

At September 30, 2005 operating costs increased by 22.6 million euro compared with the same period of last year, mainly because of:

- higher system charges (green certificates and rights to operate on foreign markets) for 5.3 million euro;
- higher electricity procurement costs (mainly on the IPEX) for 28.9 million euro, partly due to the unplanned stoppages at the plants under contract, and partly due to the decisions taken with regard to plant modulation which aimed to maximise margins in relation to energy price trends on the wholesale market;
- higher out-of-period expenses for 7.3 million euro relating mainly to equalisation payments for transactions carried out on the markets of the IPEX during 2004;
- lower costs for the contractualisation of thermoelectric production plant, due to the unplanned plant stoppages that took place in the first half of 2005 (4 million euro);
- lower fuel costs, despite the rising trend in prices, due to the lower level of electricity output compared with the same period in 2004, for 15.6 million euro.

As a result of these changes, the gross profit from operations of AEM Trading S.r.l. came to 56.8 million euro (68 million euro at September 20 2004) down 16.5 %.

At September 30, 2005 AEM Energia S.p.A. had revenues attributable to the electric sector of 113.2 million euro, an increase of 6.5 million euro compared with the same period last year.
During the period under review, sales to eligible end-customers amounted to 1,455.5 million kWh (1.344,9 million kWh at September 30, 2004).
Gross operating income amounts to 1.5 million euro (5.6 million euro at September 30, 2004). The dip in gross profit from operations is attributable to the growth in average unit procurement costs only partially offset by an increase in average sales revenues (2 million euro) and higher out-of-period charges during the period under review (2.2 million euro) compared with the same period of 2004.

The following table summarises the production availability and sales of electricity on the part of AEM Trading S.r.l. and AEM Energia S.p.A.:

3rd Qtr. 2005	3rd Qtr. 2004	(millions of kWh)	09.30.2005	09.30.2004	% change 05/04
1,928.6	2,183.0	Net availability from contracts	6,076.8	7,089.1	(14.3)
104.6	335.8	Purchase of power from other producers	312.8	947.9	(67.0)
661.2	-	Purchase from the Italian Electricity Market	1,164.5		
2,694.4	**2,518.7**	**Total availability**	**7,554.0**	**8,037.0**	**(6.0)**
-	-	Sales to captive market distributors	-	1,404.6	(100.0)
1,453.6	1,820.8	Sales to eligible end customers and wholesalers	4,453.6	5,226.8	(14.8)
1,210.1	672.8	Sales to the Italian Electricity Market	3,013.0	1,329.8	100.0
30.8	25.1	Losses and self-consumption	87.4	75.8	15.3
2,694.4	**2,518.7**	**Total Sales**	**7,554.0**	**8,037.0**	**(6.0)**

Gas sector

At September 30, 2005 AEM Energia S.p.A. and Serenissima Energia S.r.l. had revenues of 275.4 million euro, including 4.3 million euro of intercompany sales, with an increase of 12.7 million euro (+4.8%) on the same period last year.
The increase in revenues is mainly attributable to the growth in unit revenues per cubic metre sold, due to the increase in fuel prices on international markets. The financial statements at September 30, 2005 also include under other revenues, as out-of-period income, the equalisations payments billed by AEM Energia S.p.A. to its customers (6.1 million euro) relating to consumption in previous years. These equalisations were possible once the Authority for Electricity and Gas had defined the new tariff levels following the outcome of a long legal process.

Gross operating income came to 20.6 million euro, a decrease of 4.6 million euro compared with the same period in 2004. This contraction us partly due to lower volumes sold and partly to the reduction in unit margins caused by the increase in gas procurement costs, which was not matched by a similar increase in unit revenues because of a greater lag in the indexing mechanisms.
The volume of gas sold to the end-customers of AEM Energia S.p.A. and Serenissima Energia S.r.l. totalled 706.8 million cubic metres (752.3 million cubic metres at September 30, 2004).
At September 30, 2005, AEM Energia S.p.A. and Serenissima Energia S.r.l. had 856,000 customers (874,200 last year). During the first nine months of 2005 AEM Trading S.p.A. had gas sales of 165.7 million euro, (+22.1%) compared with the same period last year.
The total quantity of gas sold came to 712.1 million cubic metres (-1.0%), of which 670.1 million cubic metres were sold to AEM Energia S.p.A.

At September 30, 2005 for the portion pertaining to AEM S.p.A. (40%), Plurigas S.p.A. had a turnover of 198.5 million euro, an increase of 16.5 million euro (+9.1%) compared with the same period last year. The gross profit from operations amounted to 9 million euro (+2.4 million euro).

Heat sector

During the first nine months of 2005 AEM Calore & Servizi S.p.A. had a turnover of 77.2 million euro (+8.2% on the same period last year), including 13.1 million of intercompany sales. Gross operating income amounted to 5.8 million euro (4.8 million euro in 2004).
On April 1, 2005, the domestic business of AEM Calore & Servizi S.p.A. was sold to Cofathec Servizi S.p.A. The company's income statement at September 30, 2005 therefore includes the figures for the business that was sold only for the first three months of the year.
The sales of heat amounted to 256 million thermal kWh with an increase of 8.9% compared with 2004.

At September 30, 2005 AEM Trading S.r.l. reported a turnover of 15.5 million euro, of which 11.9 million euro of intercompany sales, with an increase of 4.3 million euro (+38.1%) compared with the same period of last year.

Services

The following companies are involved in this sector:

- **AEM S.p.A. - Corporate Division**, which is responsible for business development, strategic planning, control and coordination of the activities of the AEM Group.
  The parent company, AEM S.p.A., also provides its subsidiaries and almost all of its associated companies with administrative, financial, legal, logistical, technical and communication services in order to optimise the resources that are available within the Group and to use its know-how in the best way possible. These services are governed by specific service contracts that are stipulated annually.
  AEM S.p.A. also makes office space and business premises available to Group companies at market rates, along with services related to the use of such facilities.

- **AEM Service S.r.l.** handles relationships with customers in general on behalf of Group companies as well as third parties, acting as a call centre, performing back and front office functions, measuring consumption and looking after billing.

Economic results

The following table summarises the main results of the companies operating in the Services sector at September 30, 2005, with comparative figures for the same period of the previous year.
The decrease in revenues and costs, net of the dividends received from subsidiaries and booked on a cash basis, is a consequence of the process of reorganisation, which involved transferring part of the costs previously incurred by the Parent Company to the operating companies, as well as the effects of deconsolidating Zincar S.r.l.

The gross profit from operations amounts to 99.3 million euro (46.5 million euro at September 30 2004). Depreciation and amortisation amount to 7.9 million euro (7.7 million euro at September 30, 2004), while provisions come to 17.6 million euro (0.6 million euro at September 30, 2004) and refer principally to allowances to specific risk provisions for outstanding disputes with certain local government entities and social security institutions. As a result, the profit from operations amounts to 73.8 million euro (38.2 million euro at the end of the same period last year).

3rd Qtr. 2005	3rd Qtr. 2004	Services	09.30.2005	09.30.2004
21.0	22.6	Revenues	181.1	132.3
0.6	*0.7*	*- of which from third parties*	*2.9*	*4.8*
20.4	*21.9*	*- of which from Group companies*	*63.1*	*70.5*
		- of which dividends	*115.1*	*57.0*
18.2	18.6	Operating costs	53.4	60.4
15.5	*14.7*	*- from third parties*	*44.9*	*46.6*
2.7	*3.9*	*- from Group companies*	*8.5*	*13.8*
9.3	7.7	Labour cost	28.4	25.4
-6.5	-3.7	Gross profit from operations	99.3	46.5
3.4	3.2	Depreciation and amortisation, provisions and writedowns	25.4	8.3
-10.0	-6.9	Profit from operations	73.8	38.2

(millions of euro)

During the first nine months of 2005 Aem Service S.r.l. shows revenues of 19.1 million euro, with an increase of 0.9 million euro (+4.9%) compared with the same period of last year, and a gross profit from operations amounting to 0.8 million euro, decreasing by 1.6 million euro on September 30 2004.

AEM S.p.A.'s revenues from group companies for services rendered amount to 44.6 million euro and are 8.1 million euro lower than in the same period last year. Moreover, as foreseen by IAS/IFRS, other operating income includes the dividends from subsidiaries for 115.1 million euro (57.0 million euro at September 30 2004).

On March 9, 2005 AEM S.p.A. sold 51% of Zincar S.r.l. to the Municipality of Milan and on June 16, 2005 sold a further 12% to the Unione del Commercio, del Turismo, dei Servizi e delle Professioni of the Province of Milan.

Capital expenditure by the Services sector amounted to 8.7 million euro and was mainly for works carried out on industrial and office buildings, on buying equipment, furniture, fittings and operating assets, as well as on improvements to the IT systems and ICT networks.

Other information

Treasury shares

In accordance with article 2428 of the Italian Civil Code, we would point out that at September 30, 2005 AEM S.p.A. holds 14,841,850 treasury shares, which were purchased during 2004. At September 30, 2005 the subsidiary and associates do not hold any shares in the parent company, AEM S.p.A., nor have they made any purchases or sales of such shares during the period.
The par value of these shares is 0.52 euro.

EC infringement procedure

On June 5, 2002, the European Commission published a decision declaring that the three-year exemption from income tax (under art. 3.70 of Law 549/95 and art. 66.14 of D.L. 331/1993, converted into Law 427/93) and the advantages deriving from the loans granted under art. 9-bis of D.L. 318/1986, converted into Law 488/96) granted to joint-stock companies with a public-sector majority set up under Law 142/90 was incompatible with EC law as it was considered State aid which is banned by art. 87.1 of the EC Treaty.
On the other hand, the Commission did not consider the tax exemption on the transfers under art. 3.69 of Law 549/95 as State aid.
This decision was notified on June 7, 2002 to the Italian State, which impugned it before the Court of Justice.
The decision was subsequently communicated by the Commission to AEM S.p.A., which impugned it before the Court of first instance of the European Community on September 30, 2002, pursuant to art. 230.4 of the EC Treaty. Other public-sector companies and Confservizi are also considering impugning this decision.
In the proceedings taken by AEM S.p.A., on January 6, 2003 the Commission deposited an objection claiming that it could not accept the appeal. AEM promptly replied before the legal deadline. The Court set the meeting concerning the objection claiming that it could not accept the appeal by order dated August 5, 2004.
In February, the Italian State asked the Court of Justice to suspend the case before it to allow the one before the Court of first instance to go ahead, seeing as all of the main beneficiaries of the aid were taking part in it. The Court ordered a suspension on June 8, 2004. On March 15, 2005 AEM deposited a brief in response to the judgement pending before the Court of first instance.
The Italian State did not ask the Court of Justice to suspend execution of the Commission's June 2002 decision so as not to prejudice the resolution of merit in the event of a refusal. In fact, it is rare for the Court to concede a stay of execution, above all in matters regarding State aid.
The decision is therefore fully effective and binding on the Italian State, which is obliged to recover the aid granted.
The Commission's decision, on the other hand, does not have any effect on the private sector, nor does the appeal to the Court of first instance have any impact on it.
On the invitation of the Commission, the Italian State has activated a recovery procedure, preparing a questionnaire to carry out a survey of joint-stock companies with a public-sector majority that have benefited from this kind of tax exemption or from loans granted by the Cassa Depositi e Prestiti during the years under consideration. AEM S.p.A. received from the Municipality of Milan a request for information on June 14, 2004 and is currently gathering relevant data. It would appear that such requests form part of a survey to gather relevant information, rather than being binding.
The Italian State's recovery initiatives continued with the predisposition of an amendment to the EC law, which was approved by the Chamber of Deputies in December 2004 and has now also been approved by the Senate on April 13, 2005, (art. 27, Law 62 of April 18, 2005). The amendment envisages detailed recovery procedures based on ordinary tax rules to adjust any recovery to the effective existence of recoverable aid (considering the specific circumstances of each position and bearing in mind any outstanding disputes with the tax authorities).

envisages certain declarations on the part of the tax-payer and presumes certain official acts specifying the application methods and guidelines for a correct evaluation of cases of non-application. AEM S.p.A. has punctually complied with the obligations that the former municipal utilities have been subjected to as laid down in the recovery regulations and related implementation instructions.

On October 27, 2005 the Tax Authorities visited the head office of AEM S.p.A. to acquire documentation to check the correctness of the figures declared in the tax returns presented in accordance with art. 27 of Law 62. We would remind you, in particular, that paragraph 5 of this article provides that "*the Tax Authorities are to take steps [...] within and not beyond six months after the deadline mentioned in paragraph 2* (i.e. sixty days from the date that the law in question came into effect), *to notify assessments containing a calculation of the taxes equal to the unpermitted aid, as well as interest thereon* [...]".

On this basis, it seems obvious that the visit was necessary to make this indispensable assessment, to be followed by definitive liquidation of any taxes that are to be reimbursed. AEM S.p.A. has given the inspectors an ample statement on how the tax returns were compiled.

If all possible forms of legal protection fail, it is reasonable to assume that the Italian government's efforts to recover this money will take the form of a revocation of the benefits granted in various ways to different public service sectors, to the extent that the business has effectively opened up to competition during the period of the measures being contested and hence the extent to which it may have been distorted.

Talking of which, AEM's appeal explains how the Company operated during the 1996-1999 period, the one under review by the Commission in sectors that were not opened up to competition, such as power and gas, for which AEM S.p.A. did not take part in any tender to be entrusted the service.

In light of the uncertainty regarding the outcome of the recourses launched by the Italian State and by AEM S.p.A., and the ways in which the Commission's Decisions would be applied, the Company thinks it possible, but not probable, that it risks having to hand back all of the aid received if the result of the entire appeal procedure turns out to be negative. It follows that the financial statements do not reflect any provision for this matter.

Because of these same conditions of uncertainty, it is currently impossible to have sufficient objective elements to make a reasonable estimate of the impact on AEM S.p.A. as a consequence of this Decision.

By way of an indication, the following table shows the net profit reported in AEM's approved financial statements for the various years affected by the European Commission's decision:

	1996	1997	1998	1999
Millions of euro	14	93	115	1,027

The net profit for 1999 includes the capital gain of 935 million euro, generated by the transfer to the subsidiaries AEM Trasmissione S.p.A., AEM Elettricità S.p.A. and AEM Gas S.p.A. of the power transmission, power distribution and sale, and natural gas and heat distribution and sale businesses.

These transfers were decided by AEM S.p.A. in accordance with precise obligations laid down in Decree 79/99 which adopted the EU Directive on the single electricity market and as part of the planned deregulation of the natural gas sector.

Given the "tax moratorium", AEM S.p.A. was not at the time required to file tax returns for those years.

It is also worth bearing in mind that the bulk of the earnings distributed by AEM S.p.A. during this tax moratorium went to the Municipality of Milan, part of the Public Administration.

AEM S.p.A. did not receive any loans from the Cassa Depositi e Prestiti under the laws mentioned and during the period considered by the Commission.

Risk management

Responsibility for risk management (exchange risk, commodity price risk, interest rate risk and credit risk) lies with two functions, both of which report directly to the Group CFO.

The Energy Risk Management (ERM) function handles the risk factors in the energy market (commodity price risk, commodity exchange risk and credit risk), while the Finance and Administration Department handles interest rate risk and the residual exchange risk, which is marginal compared with that handled by the ERM function.

<u>1) Risk factors in the energy market: commodity price risk</u>

The economic and financial results of the AEM Group's core business operations are exposed to a series of risks:

- price risk is related to changes in the market value of a commodity. It consists of the possible negative effects that a change in the market price of one or more commodities could have on the Company's prospective earnings;
- volume risk is linked to a reduction in the economic margin associated with a purchase and sale transaction due to a change in the quantity or quality of the underlying volumes;
- counterparty risk is a type of credit risk connected with the counterparty.

In January 2004, the AEM Group adopted its own "Energy Risk Policy" (ERP), following its formal approval by the Board of Directors of AEM S.p.A. Responsibility for the control and management of risk limits, which are decided annually by the Board of Directors, has been delegated to the Energy Risk Commission (ERC), chaired by the Managing Director of the AEM Group. It uses the services of a unit entitled Energy Risk Management, which was set up in AEM S.p.A. reporting directly to the Group CFO. The objective of the Energy Risk Management unit is control over risk profiles and the adoption of measures to keep them within the limits permitted by the ERP.

Within the ambit of the risk management strategy approved by the ERC, the Group CFO can impose any action that may be needed to maintain the AEM Group's risk profile within its official limits. The priority objective of energy risk management is to protect the Group's gross margin, which is subject to risk because of market price fluctuations. The use of commodity derivatives is only permitted to limit the AEM's Group's exposure to adverse price trends on raw material markets, as laid down by the ERP.

The AEM Group takes steps to optimise its energy portfolio (purchases and sales of gas and production/purchase and sale of electricity, hedging of price risk, etc) based on the desired risk/return profile.

The hedging of price risk by means of derivatives focused on protection against high volatility of energy prices on the power exchange (IPEX), on stabilising electricity margins on the wholesale market with particular attention being paid to energy sales at fixed prices, and on stabilising price differences (Sales/Purchases) deriving from various indexing mechanisms for the price of gas.

Commodity and currency hedging contracts were also taken out with the main national and international operators in the sector so as to protect the margin on fixed-price sales (at a price not index-linked to energy products and currencies) of gas and electricity and to protect a significant percentage of the margin coming from other sales, with the objective of bringing the limits back within the amounts laid down in the ERP. Valuation at fair value of the outstanding hedges at September 30, 2005 was positive for 5,338.0 million euro. The result achieved during the first nine months of 2005 was positive for 10,079 thousand euro, whereas the valuation of the commodity

derivatives of the associate Plurigas S.p.A. led to a charge of 19,884.4 thousand euro, offset by a higher value given to the fuel stocks for the same amount.
The notional amount of the commodity hedging contracts still in place at September 30, 2005 amounted to USD 12,117,510 with derivatives worth USD 80,250,000 hedging the euro/dollar exchange risk..

2) Interest rate risk and residual exchange risk

- Interest rate risk depends on the economic effect of interest rate movements on a financial investment.
- Exchange risk is related to the possibility of incurring losses based on an unfavourable change in exchange rates.

Interest rate risk is linked to medium and long-term loans and has a different impact depending on whether the loan is fixed or floating rate.
In fact, if the loan is floating rate, the interest rate risk is on the cash flow; if the loan is fixed rate, the interest rate risk is on the fair value (e.g. if market rates rise above the rate paid on the bonds, the bond price will go down). Indeed, there is an inverse correlation between a loan's price and yield to maturity.
At September 30, 2005 the structure of the AEM Group's medium and long-term loans was as follows:

- 32% of the loans were floating rate;
- 1% was fixed rate;
- 67% of the loans were hedged, even if the hedges did not fully satisfy the effectiveness test.

The loans that were hedged were made up as follows:

- a bond loan with a nominal value of 500 million euro, maturity October 30, 2013, with an annual fixed coupon of 4.875%:
- a loan from the Cassa Depositi e Prestiti, residual debt at September 30, 2005 of 339 million, floating rate (average of 6-month Euribor measured in November and May).

The hedging policy adopted by the Group is designed to minimise any losses connected to fluctuations in interest rates in the case of floating rate loans and to minimise the higher cost of fixed rate loans compared with floating rate ones (the so-called "negative carry").

This policy makes it possible to transform the fixed rate and Euribor average into a floating rate within a collar with barrier, so as to limit:

- interest rate fluctuations with well defined limits, in the case of floating rate;
- the negative carry compared with the Euribor (floating), in the case of fixed rate.

This policy has been applied both to the bond loan, and to the loan from the Cassa Depositi e Prestiti.

At September 30, 2005 the economic result of valuing the hedges at fair value came to 50.8 million euro (positive) for the bond loan and 1 million of euro (negative) for the loan from Cassa Depositi e Prestiti.

The fair value of the bond loan, applying the "Fair Value Option" method, at September 30, 2005, amounted to 546.6 million euro.

As regards the exchange risk on purchases and sales other than those of commodities, the AEM Group does not consider it necessary to take out specific hedges as the amounts involved are quite small, they are paid or collected within a short period of time and any imbalance is immediately offset by a sale or purchase of foreign currency.

3) Risk management at the Delmi Group/ Edison Group

Financial risk management

The Edison Group's assets are exposes to various types of financial risks including changes in interest rates, exchange rates, prices and cash flow risks. In order to minimise these risks, the Group uses derivatives as part of its risk management activity, while generally speaking derivative or similar instruments are not used or held purely for trading purposes.

All of this is place within the ambit of precise directives, especially of an organisational nature, which regulate the Group's Risk Management activity and to this end procedures have been introduced to control all transactions involving derivatives. In this area, all risk management operations are handled centrally, with certain minor exceptions that regard Tecnimont and Edipower, which look after their own risk management.

Interest rate risk

The strategy of the Edison Group is to maintain a balance between the fixed and floating component of interest rates so as to mitigate the effects of any changes in market rates.

The exposure to interest rate risk at September 30, 2005 can be put at around 40% of the Group's total exposure.

The larger medium/long-term positions have been hedged, as have the main financial operations relating to bond loan issues and project financing. The rest is short-term.

Exchange rate risk

Except as explained below under price risk, the Edison Group is not particularly exposed to exchange rate risk, and what little there is can be said to be concentrated in the translation of the financial statements of certain foreign subsidiaries, as generally speaking the operating companies have currency revenues and costs that more or less offset each other.

Price risk

The Edison Group is exposed to price risk, including the related exchange risk, on all of the energy commodities that it handles, namely electricity, natural gas, coal, crude oil and refined products, as both purchases and sales are affected by fluctuations in the prices of these energy commodities, either directly or through formulas and indexing.

As regards price risk management, the Group's policy is to minimise the need for recourse to financial markets for hedging purposes by exploiting vertical and horizontal integration of the various lines of business.

To this end, the Group above all plans all physical balancing of volumes for its sales of physical energy commodities on the markets for the various deadlines by means of its own production assets and its portfolio of outstanding contracts, both medium/long term and spot.

The Group then pursues a policy of homogenisation between the physical sources and uses, so that the formulas and indexing to which energy commodity sales are linked reflect as far as possible the formulas and indexing of the Group's costs, i.e. its purchases of energy commodities on the markets and the procurement for its own production assets.

To manage the residual risk, the Group can use structured hedges on financial markets based on a cash flow hedging strategy. Hedging may be used to block the margin on an individual transaction or on a limited set of identical transactions (called "operational hedging"), or it can be used to protect a maximum level of exposure to price risk calculated centrally on the total net portfolio of the Group, of an entire legal entity of the Group or, in any case, of a set of physical and contractual assets that are relevant for the company as a whole (so-called "strategic hedging"). Operations in hedging derivatives are carried out in compliance with AEM's risk management policy and procedures with the support of a specific deal capture system.

Credit risk

This is the risk that one of the parties to a contract involving deferred settlement does not comply with their payment obligation, generating a financial loss for the other party.

This risk may stem from purely technical/commercial or administrative/legal factors (disputes over the nature/quantity of the goods or services supplied, the interpretation of contractual clauses, the related invoices, etc.) or from typically financial factors, i.e. the so-called "credit standing" of the counterparty.

For Edison, exposure to credit risk is principally tied to the selling of electricity and natural gas on the free market.

In order to keep this risk under control, the Edison Group has established a dedicated structure, laid down Credit Management Guidelines and implemented procedures and methods of evaluating customers (which also involves the use of suitable scoring matrices).

Lastly, as regards the choice of counterparties for the management of temporary cash surpluses, the Group only uses those that have a particularly secure profile and a high international standing.

Liquidity risk

The Edison Group has a prudent liquidity risk management policy. This is the strategy designed to ensure that cash outlays, particularly unexpected ones, do not create serious problems for the Group. The minimum objective is to provide the Company with the committed lines of credit that it needs to reimburse any debt falling due over the next twelve months.

Therefore, if the Group's financial requirement is ensured by long-term funding raised mostly through the bond market (around 65% of total debt), a sizeable portion of its lines of credit is devoted to guaranteeing the financial flexibility that it needs to minimise the undesirable effects of extraordinary outgoings.

Derivatives

With reference to the 500 million euro bond issue maturing in October 2013, AEM S.p.A has adopted suitable financial strategies to transform the fixed rate (net of the issue spread) into a floating rate based on 6-month Euribor, whose value is limited to within a collar with a barrier option;

With reference to the loan granted by the Cassa Depositi e Prestiti, with due date June 2013 AEM S.p.A has adopted suitable financial strategies to set the floating rate within a collar with barrier.

With reference to the investment in AEM Torino S.p.A., on May 13, 2005 AEM S.p.A. concluded a "Total Return Hedging Equity Swap" for 6,890,000 shares to hedge the risk of changes in their market value.

Hedging structure of Cassa Depositi e Prestiti loan

Notional amount:	Euro 423,494,657.25 being repaid
AEM receives:	6-month Euribor according to CD&P formula (average of May-November) paid half-yearly actual/360
AEM pays:	if 6-month* Euribor is below 2.17%**: 2.17% if 6-month* fixed Euribor is above 2.17% and below 4.36%: 6-month Euribor if 6-month* fixed Euribor is above 4.36%: 4.36% if 6-month* fixed Euribor is above 5.40%: 5.40%

* 6-month Euribor is established either in advance or in arrears depending on the counterparties.

** the floor, cap and barrier are average figures for the contract levels agreed with the various counterparties.

Hedging structure of the bond loan

Notional amount:	Euro 500,000,000
AEM receives:	annual fixed rate of 4.475%
AEM pays:	if 6-month* Euribor is below 2.87%**: 2.87% if 6-month* fixed Euribor is above 2.87% and below 5.13%: 6-month Euribor if 6-month fixed Euribor is above 5.13%. 5.13% if 6-month* fixed Euribor is above 6.50%: 6.50%

* 6-month Euribor is established in arrears

** the floor, cap and barrier are average figures for the contract levels agreed with the various counterparties.

Hedging structure of the AEM Torino securities loan

Notional amount:	Euro 13,159,900
AEM receives:	2.47%
AEM pays:	2.57%

Settlement of the derivative will take place on a one-off basis on May 24 2006

As laid down in the loan contracts stipulated on August 9, 2003, Edipower S.p.A. has signed agreements to hedge the risk deriving from possible fluctuations in the interest rate that will be paid to the financing banks.
10 interest rate risk hedging contracts have been stipulated with 10 of the financing banks, each with a notional value of euro 176,000,000 with the following characteristics:

Hedging structure of the Edipower loan

Notional amount:	Euro 1,760,000,000*
Edipower receives:	3-month Euribor at a particular date
Edipower collects:	From 9/12/03 to 9/12/05: 12-month Euribor + 0.15% set quarterly in arrears within a collar Characteristics of the collar: Floor 2.50% Cap 4.30% From 9/12/05 to 9/12/08: 5-year CMS set quarterly in arrears within a collar Characteristics of the collar: Floor 3.00% cap 4.26% per trade carried out on 09/04/03 From 9/12/05 to 9/12/08: 5-year CMS set quarterly in arrears within a collar Characteristics of the collar: Floor 3.00% cap 4.18% per trade carried out on 09/05/03

* *The notional amount being hedged is 100% of the Edipower loan, not just AEM's portion of it.*

Delmi Group/Edison Group Derivatives

Edison Bond - 500 million euro (2004-2011), coupon of 6-month Euribor + 60 b.p.
The following two hedging transactions have been put in place:

Notional amount: Euro 200,000,000
Edison receives: 3-month Euribor act/360
Edison pays: 3.59% quarterly act/360 Maturity 2009

Notional amount: Euro 300,000,000
Edison receives: 3-month Euribor act/360
Edison pays: 12-month Euribor + 28 b.p. quarterly (measured on a deferred basis) if the measurement is between 2.20% and 3.67%.

if it is lower than 2.20%, it pays 3.55%. if it is higher than 3.67%, it pays 3.95% Maturity 2009

Edison Bond - 700 million euro (2003-2010), coupon of 5.125%
The following hedging transaction has been put in place:

Notional amount: Euro 350,000,000
Edison receives: 5.19% annual act/act unj
Edison pays: 6-month Euribor + 92 b.p. act/360 (measured on a deferred basis) Maturity 2010

Edison Bond - 830 million euro (2002-2007), coupon of 6-month Euribor + 75 b.p. 30/360 unj
The following three hedging transactions have been put in place:

Notional amount: Euro 255,000,000
Edison receives: 6-month Euribor + 75 b.p. 30/320 unj
Edison pays: 6-month Euribor + 112.5 b.p. (measured on a deferred basis) act/360 if the measurement is between 3.10% and 5.00%. if it is lower than 3.10%, it pays 5.625%. if it is higher than 5.00%, it pays 6.125% Maturity 2007

Notional amount: Euro 242,000,000
Edison receives: 6-month Euribor + 75 b.p. 30/320 unj
Edison pays: 6-month Euribor + 112.5 b.p. ((measured on a deferred basis) act/360 if the measurement is between 2.90% and 5.00%. if it is lower than 2.90%, it pays 5.625%. if it is higher than 5.00%, it pays 6.125% Maturity 2007

Notional amount: Euro 332,000,000
Edison receives: 6-month Euribor + 75 b.p. 30/320 unj
Edison pays: 6-month Euribor + 112.5 b.p. act/360 Maturity 2007

Differential contracts

Differential contracts with Acquirente Unico S.p.A. for the year 2005, with options for 2006 and 2007

Acquirente Unico (the Sole Buyer, a publicly owned company that has been given the task of ensuring the supply of electricity to captive customers at competitive prices and in conditions of continuity, safety and efficiency) held a series of auctions in December 2004 at which electricity suppliers could participate. The auctions were designed to hedge the inherent price risk of the Sole Buyer's electricity requirement. Five different types of contracts were offered (CfD Coal, CfD Gas 1, CfD Oil, CfD Gas 2, CfD Peak) for a total notional value of 18,175 MW. The contracts included a renewal option for 2006 and 2007, with the exception of the "CfD Peak" contract.
AEM Trading S.r.l. (AEM Group) was awarded a total of 2005 MW for 2005, split as follows: 25 MW "CfD Coal" contract, 75 MW "CfD Gas 1" contract, 50 MW "CfD Oil" contract, 75 MW

"CfD Gas 2" contract and 25 MW "CfD Peak" contract. For the AEM Group, these contracts figure as the sale of an option with an hourly exercise, against which AEM Trading S.r.l. has collected the premiums which vary according to the type of contract, but it will be required to pay any positive differential between the strike price (which varies according to the contract) and the hourly PUN (single nationwide price) set by the Italian Power Exchange (IPEX). The value of the strike is denominated in €/MWh and is index-linked to a basket of fuels, except for the "CfD Peak" contract for which the strike price is fixed at 105 €/MWh. The indexing of the strike price is considered representative of the fuel cost of various production technologies. On June 28 2005, AEM Trading S.r.l. exercised its option to renew its CfD contracts for 2006 for a total notional quantity of 144 MW: 54 MW "CfD Gas 1" contract, 36 MW "CfD Oil" contract and 54 MW "CfD Gas 2" contract. As a result of this renewal, as foreseen in the contract stipulated when they were subscribed, the premium received by AEM was reduced by 5% compared with the level set for 2005.
These contracts are hedges for the AEM Group, as at the same time as the sale of electricity on the IPEX, they guarantee a sale at a price that is remunerative compared with the production costs. The effects are shown in revenues and costs. However, the type of financial hedge does not allow them to be classified as hedges for IAS purposes.
Moreover, as regards valuing them at fair value, given that there is no forward market curve, internal estimates have been carried out (see table below) using models based on sector best practice, solely for the purpose of identifying possible negative effects to be reflected in the income statement.

CCT hedging differential contracts
In December 2004, GRTN held an auction for the allocation of instruments to hedge against the risk of volatility in the fee for using transport capacity (known as CCC, an Italian acronym for *Copertura del Corrispettivo della Capacità*) This hourly fee is based on the difference between the average zonal price for the energy injection zone and the average national price. One of the features of AEM is that the bulk of its production plants are in the north of the country, where hourly prices on the Power Exchange have always been lower than the national average. So according to the mechanism for paying for transport capacity, AEM is normally required to pay the differential between these two prices. In order to reduce exposure to this differential, AEM has stipulated these hedging contracts for a total of 170MW for the period between January 2005 and December 2005, as well as another 10MW only for January 2005 and 30MW only for June 2005.
As a result of signing these contracts, AEM pays GRTN an hourly fee and receives or pays the differential between the average national price and the average zonal price to which they refer, depending on whether the differential is positive or negative. Moreover, for their valuation at fair value, we have adopted an algorithm that forecasts hourly prices on the Power Exchange, so the calculation depends on the assumptions underlying the model. For this reason, the estimate has been carried out solely for the purpose of identifying possible negative effects to be reflected in the income statement.
Given that these are contracts stipulated for economic hedging purposes, their effects are shown in revenues and costs.

At 30 September 2005, the negative valuations of these differential contracts at fair value are reflected in the income statement, whereas, for prudence sake, the positive ones have not been recognised. The negative valuations amounted to 1,141 thousand euro.

Covenants

150 million euro floating rate loan with maturity August 2006

Covenant - AEM S.p.A undertakes to ensure that its financial conditions and those of the other Group companies are such that the ratio between net financial indebtedness and gross profit from operations is lower than 6.5 and that the rating given to the Company by Standards & Poor's is equal to or higher than BBB-.

The Company checks these parameters on an ongoing basis throughout the life of the contract and communicates them to the Agent Bank every six months at the same time that it delivers a copy of its financial statements.

The loan is floating rate and the financial burden consist of Euribor plus a variable spread.

The spread depends on the ratio of IFIN/Gross profit from operations calculated on the Company's consolidated figures as shown in the latest available annual or half-yearly financial statements.

IFIN means all interest-bearing debt of any kind, without duplication, guarantees and commitments of any kind which will give or could give rise to an outlay of cash (e.g. sureties, letters of patronage of a binding nature - with the exception in both cases of those given on behalf of companies that appear in the Company's consolidated financial statements - endorsements of bills of a financial nature, purchase or payment commitments even if only on the request of the counterparty, guarantees with recourse on future receivables and similar items), less the following assets providing they are freely available: cash on deposit or in hand, government securities issued by OECD countries.

Changes in the spread according to the IFIN/Gross profit ratio will be evaluated and applied every six months. If the ratio reached a level of 6.5, the spread over Euribor would increase by a maximum of 0.15% per year.

100 million euro floating rate loan with maturity September 2012

The Company's non-subordinated, unsecured long-term debt has a credit rating clause which requires it to maintain a long-term rating of not less than "A-" from Fitch, "A3" from Standards & Poor's and "A-" from Moody's for the entire duration of the loan.

If this commitment is not met, there are capital, economic and financial covenants linked to its Debt/Equity ratio, Debt/Gross Profit ratio, and Gross Profit/Financial Charges ratio. These covenants will be evaluated by the Company every twelve months based on the consolidated financial statements.

The loan is floating rate and the financial burden consist of Euribor plus a variable spread.

85 million euro floating rate loan with maturity June 2018

There is a credit rating clause which requires AEM S.p.A. to maintain a long-term rating of not less than "Baa3" from Moody's and/or "BBB-" from Standards & Poor's and/or Fitch for the entire duration of the loan.

If this commitment is not met, there are capital, economic and financial covenants linked to its Debt/Equity ratio, Debt/Gross Profit ratio, and Gross Profit/Financial Charges ratio.

These covenants will be evaluated by the Company every twelve months based on the consolidated financial statements.

The loan is at floating rate and interest is charged at Euribor plus a spread.

For all of these loans, the bank reserves the right to enforce repayment prior to the due date if the company does not comply with the covenants.

The Group has stipulated a number of committed lines of credit with various financial institutions for a total of 2,450 million euro.
These lines are not subject to any covenants nor does a specific level of rating have to be maintained.

2,300 million euro floating rate loan taken out by Edipower S.p.A. with maturity September 2008
The financial covenants of Edipower S.p.A. relating to the syndicated loan refer to the ratio between gross profit and financial charges, the ratio between net debt and gross profit, and a minimum level of gross profit.

Covenants of the Delmi Group/Edison Group
As regards the consolidated debt of the Edison Group, deterioration or elimination of Edison's rating does not trigger off any automatic requirement to repay the loan. This applies both to bond loans and to bank borrowings. As for financial covenants, which are obligations to comply with certain minimum or maximum financial ratios, there are none attached to any of the Group's bond loans, whereas for a portion of the bank debt relating to Edison and its subsidiaries, the part involved amounts to around 300 million euro. The financial ratios kept under observation are gross profit from operations as a ratio of net debt and financial charges.
Lastly, with specific reference to Edipower, again any downrating of Edison or the lack of a rating would not lead to any obligation on the part of the borrower. Having said this, were Edison to lose the minimum rating for investment grade, its only requirement would be to comply with these financial covenants. But even if these were not complied with, after a certain period, Edison would be required to contribute to the subscription commitments represented by the Completion Equity Grants Agreement and the Repowering Equity Grants Agreement.

Concessions held by the AEM Group

The following table shows the main concessions obtained by the AEM Group:

Concession	Authority	Maturity
Authorisation issued with provisional certificate 1404 of 8.5.1986 for the Braulio hydroelectric plant	Ministry of Public Works	07.28.2013
Concession issued with Interministerial Decree 1449 of 8.4.1959 extended under Decree 79/1999 ("Bersani Decree") for the San Giacomo hydroelectric plant (San Giacomo Dam)	Ministry of Public Works	12.31.2010
Concession issued with Interministerial Decree 352 of 22.1.1957 for the Premadio 1 hydroelectric plant	Ministry of Public Works	07.28.2013
Concession issued with Interministerial Decree 1971 of 6.8.1962 for the Premadio 2 hydroelectric plant	Ministry of Public Works	12.31.2043
Concession issued with Interministerial Decree 1332 of 7.17.1964 for the Grosio hydroelectric plant	Ministry of Public Works	11.15.2016
Concession issued with Interministerial Decree 2758 of 21.10.1948 extended under Decree 79/1999 ("Bersani Decree") for the Lovero hydroelectric plant	Ministry of Public Works	12.31.2010
Concession issued with Interministerial Decree 4023 of 9.24.1940 extended under Decree 79/1999 ("Bersani Decree") for the Stazzona hydroelectric plant	Ministry of Public Works	12.31.2010
Concession issued with Interministerial Decree 3255 of 6.23.1958 extended under Decree 79/1999 ("Bersani Decree") for the Fraele hydroelectric plant	Ministry of Public Works	12.31.2010
Authorisation issued with provisional certificate 2597 of 11.16.1982 extended under Decree 79/1999 ("Bersani Decree") for the Grosotto hydroelectric plant	Ministry of Public Works	12.31.2010
Concession issued with Resolution of the Regional Council 25068 of 1.18.1997 for the Boscaccia hydroelectric plant	Regional Council	01.31.2007
Concession agreement for the distribution of electricity stipulated on May 2, 2001 between the Ministry of Industry and AEM Distribuzione Energia Elettrica S.p.A. (AEM Elettricità S.p.A.) in the Municipalities of Milan and Rozzano	Ministry of Industry	12.31.2030
Delegation agreement for management of the public gas and district heating network services stipulated on 12.3.1996 between the Municipality of Milan and AEM S.p.A., now in the name of AEM Gas S.p.A.	Municipality of Milan	For the same period as the duration of the Company (*)

(*) Pursuant to the Marzano Decree and, as clarified by the Note of the Ministry of Productive Activities of 11.10.2004 "Clarifications regarding delegations and concessions for natural gas distributions as per art. 15 of Decree 164 of 5.23.2000, as amended by art. 1, para. 69, of Law 239 of 8.23.2004", the expiry date of the concession for the gas distribution service has been brought forward to 12.31.2011.

AEM Gas S.p.A. and Serenissima Gas S.p.A. also have concessions/agreements for management of the gas and heat distribution service in various municipalities in Northern Italy. AEM S.p.A. holds the concession for the urban illumination and traffic lights service in the Municipality of Milan, whereas AEM Elettricità S.p.A. holds concessions in some neighbouring municipalities

Concessions of the Delmi Group/Edison Group

The following table shows the concessions obtained:

Hydroelectric Concession	Authority	Maturity
CURON	D.I. no. 3142 of 07/16/1960	07/15/2020
LASA	D.I. no. 2221 of 06/03/1958	02/06/2011
GLORENZA (G. Donegani)	Provisional authorisation to exercise issued by the Province of Bolzano with condition sheet Rep. No. 19423 of 11/03/2000.	11/13/2005
CASTELBELLO	Provisional authorisation to exercise issued by the Province of Bolzano with condition sheet Rep. No. 19423 of 11/03/2000.	11/13/2005
MARLENGO	D.I. of November 5, 1998.	11/17/2016
PRATI DI VIZZE	D.I. of November 5, 1998.	11/17/2016
BRUNICO	D.I. no. 1562 of 06/23/1964	03/05/2014
PONTE GARDENA (C. Castellani)	D.I. of November 5, 1998.	05/25/2019
PREMESA	D.I. of November 5, 1998.	11/29/2020
S. GIUSTINA	Authorisation issued by the Province of Trento with Management Decision no. 214 of 12/23/2002.	07/31/2008
TAIO	Decree no. 953/24 issued by the Subprefecture of Cles (TN) of 04/30/1923 and D.I. no. 370 of 02/26/1968	07/31/2008
MOLLARO	Authorisation issued by the Province of Trento with Management Decision no. 191 of 12/11/2002.	09/03/2017
MEZZOCORONA	D.I. of November 5, 1998.	09/03/2017
POZZOLAGO	Concession no. 020217 issued by the Province of Trento on 10-02-1995	12/31/2016
SONICO (A.Covi)	D.I. of July 30, 1997	05/12/2016
CEDEGOLO	D.P.R. no. 2945 of September 26, 1954 - As a result of Decree 79 of March 16, 1999 (Bersani Decree) the concession was extended to 2010.	12/31/2010
CIVIDATE (F. Benedetto)	D.I. July 30, 1997	10/12/2016
GANDA	D.P.R. no. 1488 of 06/30/1954	06/29/2014
BELVISO	D.P.R. no. 2562 del 29/07/1949 - As a result of Decree 79 of March 16, 1949, (Bersani Decree) the concession was extended to 2010.	12/31/2010
PUBLINO	D.P.R. no. 950 of 04/11/1955	06/30/2009
ZAPPELLO	Decree no. 959 of 01/27/2005 of the Lombardy Region	12/31/2017
VEDELLO	Decree no. 959 of 01/27/2005 of the Lombardy Region	12/31/2017
ARMISA	Decree no. 959 of 01/27/2005 of the Lombardy Region	12/31/2017
VENINA	Decree no. 959 of 01/27/2005 of the Lombardy Region	12/31/2017
CAMPO	D.I. no. 124 of 02/04/1976 - As a result of Decree 79 of March 16, 1999, (Bersani Decree) the concession was extended to 2010.	12/31/2010
ALBANO	D.I. no. 904 of 09/02/1974	07/05/2019
CALUSCO (G. Semenza)	D.I. of July 30 1997.	10/31/2012
PADERNO (A. Bertini)	D.I. of July 30 1997.	10/31/2012
ROBBIATE (C. Esterle)	D.I. of July 30 1997.	10/31/2012
BATTIGGIO	R.D. no. 5719 of 07/03/1930 - As a result of Decree 79 of March 16, 1999 (Bersani Decree) the concession was extended to 2010.	12/31/2010
PIEVE VERGONTE	Renewal of the concession with resolution no 86 of 01/04/2004 of the Province of Verbano Cusio Ossola.	03/02/2028
FARIGLIANO	R.D. February 23, 1942 no. 7589 - As a result of	12/31/2010

Hydroelectric Concession	Authority	Maturity
	Decree 79 of March 16, 1999 (Bersani Decree) the concession was extended to 2010.	
ROCCHETTA	D.I. no. 2993 of 03/11/1953 - As a result of Decree 79 of March 16, 1999 (Bersani Decree) the concession was extended to 2010.	12/31/2010
TEGLIA	DPR no. 2993 of 03/11/1953 - As a result of Decree 79 of March 16, 1999 (Bersani Decree) the concession was extended to 2010.	12/31/2010
PENTIMA	Concession no. 1075 of 7/2/1982 - awarded to Terni - Società per l'industria e l'elettricità S.p.A. with D.I. 11/16/82 no. 2601 (currently being transferred to Edison). As a result of D.L. 79 of March 16, 1999 (Decreto Bersani) the concession was extended to 2010.	12/31/2010
GAVER	Lombardy Region Resolution no. 28336 of 05-18-1983	03/03/2013
FONTANAMORA	D.M. LL.PP. no. 1044 of July 22, 1969	05/29/2019
PONTE CAFFARO 2	D.M. LL.PP. no. 445 of 02-08-1960 and no. 939 05 -27-1967	05/29/2019
PONTE CAFFARO 1	D.M. LL.PP. no. 1177 of 09-14-1981	05/29/2019
VALINA	D.I. no. 942 of 06-30-1964	07/14/2021
CHIEVOLIS	D.I. no. 942 of 06-30-1964	12/31/2021
MEDUNO	D.P.R. no. 2450 of 12-16-1948	12/31/2010
COLLE	D.P.R. no. 6724 of 2-14-1951	01/10/2011
ISTRAGO	D.P.R. no. 6724 of 2-14-1951	01/10/2011
Authorisation issued with provisional certificate 6242 of 02.16.1960 for the Chiavenna hydroelectric plant	Ministry of Public Works	03.31.2029
Authorisation issued with provisional certificate 34 of 04.29.1960 for the Prata hydroelectric plant	Ministry of Public Works	03.31.2029
Authorisation issued with provisional certificate 3144 of 08.04.1950 for the Gravedona hydroelectric plant	Ministry of Public Works	03.31.2029
Concession extension no.5369 of 02.02.2005, pursuant to art.23 of Decree 152/99 (as amended by Decree 258/2000) for the Cremia hydroelectric plant	in the Province of Como	03.31.2029
Concession extension no. 5369 of 02.02.2005, pursuant to art. 23 of Decree 152/99 (as amended by Decree 258/2000) for the Rescia hydroelectric plant	in the Province of Como	03.31.2029
Concession extension no. 5369 of 02.02.2005, pursuant to art. 23 of Decree 152/99 (as amended by Decree 258/2000) for the San Pietro hydroelectric plant in the Province of Como		03.31.2029
Concession issued with Interministerial Decree 1720 of 04.17.1959 for the Isolato Spluga hydroelectric plant	Ministry of Public Works	03.31.2029
Concession issued with Interministerial Decree 1720 of 04.17.1959 for the Isolato Madesimo hydroelectric plant	Ministry of Public Works	03.31.2029
Concession issued with Interministerial Decree 1720 of 04.17.1959 for the Prestone hydroelectric plant	Ministry of Public Works	03.31.2029
Concession issued with Interministerial Decree 1878 of 02.28.1933 for the San Bernardo hydroelectric plant	Ministry of Public Works	03.31.2029
Provisional Concession issued by Royal Decree no. 221 of 12.14.1931 for the Mese hydroelectric	Royal Decree	03.31.2029

Hydroelectric Concession	Authority	Maturity
plant		
Concession issued with Interministerial Decree 2481 of 11.19.1982 for the Gordona hydroelectric plant	Ministry of Public Works	03.31.2029
Authorisation issued with provisional certificate 2292 of 11.06.1965 for the Bussento hydroelectric plant	Ministry of Public Works	03.31.2029
Provisional Concession issued by D.P.R. no. 130 of 02.06.1951 for the Tusciano hydroelectric plant	Ministry of Public Works	03.31.2029
Authorisation issued with Ministerial decree 7307 of 02.04.1935 for the Tanagro hydroelectric plant	Ministry of Public Works	03.31.2029
Authorisation issued with Ministerial decree 1418 of 04.27.1966 for the Calore hydroelectric plant	Ministry of Public Works	03.31.2029
Provisional Authorisation issued with Royal Decree no. 7288 of 02.09.1942 for the Santa Maria Avigliano hydroelectric plant; extension application presented pursuant to art. 23 of Decree 152/99	Ministry of Public Works	03.31.2029
Authorisation issued with Ministerial decree 6600 of 11.09.1960 for the Picentino hydroelectric plant; extension application presented pursuant to art.23 of Decree 152/99	Ministry of Public Works	03.31.2029
Concession issued with Interministerial Decree 5079 of 06.16.1930 for the Giffoni hydroelectric plant extension; extension application presented pursuant to art. 23 of Decree 152/99	Ministry of Public Works	03.31.2029
Concession issued with Decree no. 12694/VII SA of 07.25.1958 for the Grotta dell'Angelo hydroelectric plant; extension application presented pursuant to art. 23 of 152/99	Provv. OO. PP. Campania and Molise	03.31.2029
Concession issued with Ministerial decree no. TA-491/ZU of 03.20.1998 for the Ponte Giulio hydroelectric plant	Ministry of Public Works	03.31.2029
Concession issued with Ministerial decree no. TA-491/ZU of 03.20.1998 for the San Leonardo hydroelectric plant	Ministry of Public Works	03.31.2029
Concession issued with Ministerial decree no. TA-491/ZU of 03.20.1998 for the Santa Foca hydroelectric plant	Ministry of Public Works	03.31.2029
Concession issued with Ministerial decree no. TA-491/ZU of 03.20.1998 for the Villa Rinaldi hydroelectric plant	Ministry of Public Works	03.31.2029
Concession issued with Ministerial decree no. 3813 of 10.12.1953 for the Ampezzo hydroelectric plant	Ministry of Public Works	03.31.2029
Concession issued with Interministerial Decree 929 of 07.06.1973 for the Luincis hydroelectric plant; extension application presented pursuant to art. 23 of Decree 152/99	Ministry of Public Works	03.31.2029
Concession issued with Ministerial decree no. 5775 of 06.21.1930 for the Tramba hydroelectric plant; extension application presented pursuant to art. 23 of Decree 152/99	Ministry of Public Works	03.31.2029
Concession extension no. 3508/IPD/448 of 03.26.2004, pursuant to art. 23 of Decree 152/99 (as amended by Decree 258/2000) for the Zoppola hydroelectric plant	Reg. Aut. F.V.G. Dir. Reg. LL. PP.	03.31.2029
Concession issued with Ministerial decree no. 489 of 03.10.1958 for the Barcis hydroelectric plant	Ministry of Public Works	03.31.2029

Hydroelectric Concession	Authority	Maturity
Concession issued with no. 613 of 06.22.1967 for the Somplago hydroelectric plant	Ministry of Public Works	03.31.2029
Concession issued with Reg. Aut. F.V.G. Dir. Reg. Amb. no. AMB/402/UD/IPD/467 of 03.06.1996 for the Arta hydroelectric plant	Reg. Aut. F.V.G. Dir. Reg. Amb.	03.05.2026
Provisional authorisation issued with Interministerial Decree TA-274/AP of 11.03.1998 for the Cordenons hydroelectric plant	Ministry of Public Works	03.31.2029
Concession extension no.3507/IPD/462 of 03.26.2004, pursuant to art. 23 of Decree 152/99 (as amended by Decree 258/2000) for the Mulinars hydroelectric plant	Reg. Aut. F.V.G. Dir. Reg. LL. PP.	03.31.2029
Hydrocarbon concessions		
At September 30, 2005, the Edison Group was the titleholder of various mineral rights consisting of: - in Italy: 46 cultivation concessions, 20 exploration permits and 2 storage concessions covering a net surface area of 630 thousand hectares (Edison's share). - abroad: through Edison International and Euroil, 11 mineral titles, of which 2 in the UK sector of the North Sea, 3 in Egypt, 1 in Iran, 1 in Croatia, 1 in Senegal, 1 in the Ivory Coast and 2 in Algeria. The surface area covered by these titles is more than 17,000 square kilometres (Edison's share). In Italy, authorisation formalities are nearing completion for 5 permit applications and 5 concession requests. During 2005, Edison was granted a new exploration permit in Egypt, whereas another exploration permit is currently being assigned in the North Sea.		
Distribution Concessions		
The Edison Group is the titleholder of concessions or agreements to manage the natural gas distribution service in various towns throughout Italy. It is also concession holder for the distribution of drinking water in three towns in Northern Italy.		

Other commitments and risks of the Delmi Group/ Edison Group

We would also like to mention the following commitments and risks relating to the consolidation of the Delmi Group, mainly relating to the Edison Group:

- in the field of hydrocarbons, natural gas import contracts in particular - as in usual in transactions of this amount and duration - there are "take or pay" clauses which envisage an obligation for the buyer to pay for the quantity not withdrawn compared with a set threshold if the non-withdrawals are due to causes not foreseen in the contract, except for the possibility during the course of the contract to recover at certain conditions the volume already partially paid for but not withdrawn. The contracts that are already operative concern imports from Russia, Libya and Norway for total supplies under normal conditions of 7.4 billion cubic metres per year. A contract was also signed for imports from Qatar with the start of deliveries dependent on completion of the LNG currently under construction in the North Adriatic and expected to come into service by the end of 2007. The volumes of this contract under normal conditions will amount to 6.6 billion cubic metres of gas per year. Take or pay amounts are paid for at a price that is in proportion to the supply price, which is linked to current market conditions. These contracts last for between 10 and 25 years and make it possible to achieve supplies of 14 billion cubic metres of natural gas per year for the period when all of the contracts are up and running;
- in the electricity chain, in relation to the loan contract that went to the benefit of Parco Eolico San Giorgio and Parco Eolico Foiano, in addition to the special lien relating to existing plants and works, there are other commitments that concern the assignment of credits of any kind, current and future, deriving from the contracts, in favour of the Agent acts on behalf of the assignee banks; special lien in favour of the lending banks on future goods of any kind that will become part of the companies' assets, as well as the credits deriving from the sale of such goods. In guarantee of the loans taken out by Termica Milazzo and Termica Celano there is a negative pledge clause held by Edison, as well as, for Termica Celano, a pledge promised to the lending bank in the event of certain contractual conditions. Termica Celano has granted the banks a special lien on moveable assets making up the cogeneration power plant, whereas Termica Milazzo has granted the banks a property lien and a special lien that covers all of its assets.
- under the shareholder agreements that in Finel S.p.A. govern relationships between EDF International Sa (EDFI), a company controlled by DF Sa (with 40%) and Edison S.p.A. (which holds 60%), there is a clause that allows EDFI to sell its shares to Edison from July 1, 2005 to December 31, 2006. They can be paid for either in Edison shares (if approved by Edison's shareholders) or in cash. The value of the shares is equal to the respective portion of the company's value and, in any case, it will not be less than 300 million euro (less any dividends, capital or reserves distributed subsequent to the agreement). If EDFI and Edison cannot reach agreement over the sale, the contract provides for a put option that Edison has to grant EDFI, if it so requests. This put option can be exercised at any moment in time.
- as part of the agreements that tie the members of the RCS Mediagroup blocking and consultation syndicate, in the event that a takeover bid is launched, any member that decides to exercise their right to withdraw from the investment has to sell their syndicated shares to the other members of the syndicate. The buyers have the right, but not the obligation to buy the shares in proportion to the holdings that they contributed to the syndicate;
- in the subscription contract for the shares in Utilità S.p.A., Edison has an option to buy another 16% of the share capital or to sell its entire investment. These options can be exercised by and not beyond 07.31.2007. The value of the call option is equal to the subscription price of the shares plus an amount equal to the legal interest accruing between the date the shares are subscribed and the date on which the options are exercised, while the value of the put option is the portion of book net equity less the reserves at September 28, 2005;

- moreover, as regards the contract for the sale of Terminale GNL Adriatico S.r.l. which took place in May this year, the agreements provide:
  - for all shareholders: an obligation not to transfer their holding until 36 months after the terminal's start of operations, but in any case not beyond July 1, 2011 (the lock-up clause);
  - in favour of Edison: a right to buy the other 90% or to sell its own 10% interest if certain events taken place due to the fault of the two majority shareholders that prevent the terminal being completed (the put & call clause)
  - in favour of the two majority shareholders: the right to buy the 10% interest belonging to Edison in the event that the gas supply contract with RasGas is cancelled for some reason attributable to Edison (the call clause);
  - a price for the sale of the quotas in the event of the put and call options being exercised, calculated on the basis of the net equity value at the time they are exercised;
  - a commitment on the part of the shareholders to provide, on a pro quota basis, the company with adequate financial resources to build the terminal;
  - lastly, once the North Adriatic regasification terminal has been completed, even though Edison only has 10% of the infrastructure, it will become the main user as it will have available around 80% of the overall regasification capacity for 25 years.

Update of the principal outstanding legal and tax disputes of the Delmi Group/Edison Group

<u>Petrochemical plant at Brindisi – Criminal proceedings for injuries stemming from exposure to vinyl chloride monomer and vynil polychloride and for environmental damage</u>
In the trial relating to the injuries caused by exposure to vinyl chloride monomer and vynil polychloride and for environmental damage pending before the Brindisi Court, following the request for dismissal of the case by the Public Prosecutor and subsequent opposition to it by some of the injured parties, a new hearing has been scheduled to decide on the merit of this opposition.

<u>Brindisi, Novara and Verbania plants – Criminal proceedings for injuries from exposure to asbestos dust</u>
In connection with the criminal proceedings for injuries from exposure to asbestos dust at the Novara plant, the court decided that there was no case to answer.
As regards the criminal proceedings for injuries from exposure to asbestos dust at the Verbania plant, the judge at the preliminary hearing passed sentence on June 27, 2005 committing eleven of the former directors and managers of Montedison (now Edison), acquitting the other seven.

<u>Ausimont sale: Solvay Arbitration</u>
On 11 May 2005 Solvay SA and Solvay Solexis S.p.A. gave notice to Edison, through the International Court of Arbitration of the International Chamber of Commerce (ICC) of a request for arbitration relating to various disputes that have arisen between the parties in connection with the declarations and guarantees stipulated in the contract for the sale of Edison's stake in Agorà S.p.A. (the parent company of Ausimont S.p.A.). A Board of Arbitration has been formed and its President has been appointed.

Priolo Gargallo plant – Criminal proceedings for waste effluence

The Public Prosecutor at the Siracusa Court has launched a preliminary investigation against certain former managers of Montedison in connection with the running of the petrochemical plant at Priolo Gargallo. The allegation is that they poured liquid waste containing mercury into the sea, poisoning the water, the marine flora and fauna, spontaneous abortions and serious injuries. The facts ascribed to the former Montedison managers go back to the period between 1983 and 1989, when the plant was transferred to Enimont together with Montedison's other chemical companies.

Financial statements of AEM S.p.A.

Prepared according to Attachment 3C-bis of Consob resolution 11971 of May 14, 1999 and subsequent amendments and integrations, as well as the rules on financial statements laid down in the Italian Civil Code.

BALANCE SHEET SOURCES/APPLICATIONS AEM S.p.A.	FINANCIAL STATEMENTS AT 09.30.2005	%	FINANCIAL STATEMENTS AT 06.30.2005	%	FINANCIAL STATEMENTS AT 12.31.2004	%
CAPITAL EMPLOYED						
INTANGIBLE ASSETS	20,076,320	0.6	20,424,886	0.8	18,633,832	0.6
PROPERTY, PLANT AND EQUIPMENT	823,754,680	23.9	814,887,603	30.0	795,731,985	26.9
LONG-TERM FINANCIAL ASSETS						
Investments	2,719,329,253	78.8	1,974,587,462	72.7	2,142,677,308	72.4
Treasury shares	22,756,324	0.7	22,756,324	0.8	35,024,855	1.2
Other receivables	10,119	0.0	10,881	0.0	29,390	0.0
Guarantee deposits	218,945	0.0	216,123	0.0	177,131 0	0.0
(PROVISIONS FOR RISKS AND CHARGES)	-122,636,984	-3.6	-120,934,342	-4.5	-103,108,753	-3.5
(SEVERANCE INDEMNITIES)	-23,202,893	-0.7	-23,202,782	-0.9	-22,504,364	-0.8
*** NET CAPITAL EMPLOYED**	**3,440,305,764**	**99.7**	**2,688,746,155**	**99.0**	**2,866,661,384**	**96.8**
INVENTORIES	723,007	0.0	795,917	0.0	761,905	0.0
SHORT-TERM RECEIVABLES	210,814,188	6.1	220,409,914	8.1	344,904,357	11.6
ACCRUED INCOME AND PREPAID EXPENSES	29,839,429	0.9	32,551,196	1.2	30,119,155	1.0
(TRADE PAYABLES)	-102,849,333	-3.0	-99,199,468	-3.7	-129,974,952	-4.4
(OTHER PAYABLES)	-117,237,788	-3.4	-122,504,280	-4.5	-147,153,530	-5.0
(ACCRUED EXPENSES AND DEFERRED INCOME)	-9,959,711	-0.3	-5,072,265	-0.2	-4,259,941	-0.1
*** WORKING CAPITAL**	**11,329,792**	**0.3**	**26,981,014**	**1.0**	**94,396,994**	**3.2**
****TOTAL CAPITAL EMPLOYED**	**3,451,635,556**	**100.0**	**2,715,727,169**	**100.0**	**2,961,058,378**	**100.0**
SOURCES OF FUNDS						
*** TOTAL SHAREHOLDERS' EQUITY**	**2,009,284,411**	**58.2**	**2,012,670,662**	**74.1**	**2,051,088,687**	**69.3**
LONG-TERM FINANCIAL RECEIVABLES	1,136,159	0.0	1,269,569	0.0	1,136,159	0.0
LONG-TERM FINANCIAL PAYABLES	747,413,824	21.7	747,413,824	27.5	925,049,758	31.2
-1 TOTAL FINANCIAL POSITION BEYOND ONE YEAR	746,277,665	21.6	746,144,255	27.5	923,913,599	31.2
FINANCIAL RECEIVABLES WITHIN ONE YEAR	244,796,014	7.1	299,860,319	11.0	327,449,082	11.1
CASH AND CASH EQUIVALENTS	22,015,574	0.6	177,714,433	6.5	208,610,216	7.0
FINANCIAL PAYABLES WITHIN ONE YEAR	962,885,068	27.9	434,487,004	16.0	522,115,390	17.6
-2 TOTAL FINANCIAL POSITION WITHIN ONE YEAR	696,073,480	20.2	43,087,748	1.6	13,943,908	0.5
*** TOTAL NET FINANCIAL POSITION (1+2)**	**1,442,351,145**	**41.8**	**703,056,507**	**25.9**	**909,969,691**	**30.7**
**** TOTAL SOURCES**	**3,451,635,556**	**100.0**	**2,715,727,169**	**100.0**	**2,961,058,378**	**100.0**

SPA

LASSIFIED INCOME STATEMENT
nts in Euro

	FINANCIAL STATEMENTS AT 09/30/2005	%	FINANCIAL STATEMENTS AT 09/30/2004	%	FINANCIAL STATEMENTS AT 3rd Qtr. 2005	%	FINANCIAL STATEMENTS AT 3rd Qtr. 2004	%
VENUES	**198,678,248**	**100.0**	**198,628,607**	**100.0**	**60,330,441**	**100.0**	**63,953,246**	**100.0**
s and power distribution to captive customers	351,027	0.2	2,592,729	1.3	113,050	0.2	765,854	1.2
of electricity to subsidiaries	634,748	0.3	588,167	0.3	221,055	0.4	229,487	0.4
of materials to subsidiaries	70,061	0.0	58,599	0.0	34,070	0.1	29,277	0.0
of materials to associates								
vices to the parent company (Municipality of Milan)	17,849,652	9.0	21,073,641	10.6	6,223,955	10.3	4,122,496	6.4
vices on behalf of third parties	9,112,785	4.6	9,469,866	4.8	2,784,540	4.6	3,950,316	6.2
vices to subsidiaries	41,120,183	20.7	43,870,588	22.1	15,066,223	25.0	14,424,707	22.6
vices to associates	861,405	0.4	624,333	0.3	445,608	0.7	151,737	0.2
nge in contract work in progress								
nection contributions			146	0.0		-	49	0.0
its paid by subsidiaries	105,497,711	53.1	114,165,228	57.5	34,927,310	57.9	37,713,600	59.0
r intercompany revenues	439,166	0.2			26,980	0.0		
r current period income	22,741,510	11.4	6,185,310	3.1	487,650	0.8	2,565,723	4.0
TERNAL CHARGES	**100,984,481**	**50.8**	**108,999,306**	**54.9**	**36,140,796**	**59.9**	**37,544,332**	**58.7**
l and purchases of power	552,307	0.3	526,670	0.3	176,768	0.3	150,004	0.2
l and purchases of power from subsidiaries			3,109,053	1.6		-	1,048,825	1.6
terials	2,839,505	1.4	3,404,281	1.7	1,015,662	1.7	1,393,750	2.2
rials from subsidiaries	89,566	0.0	227,170	0.1	23,340	0.0	30,251	0.0
contracted work	14,151,960	7.1	10,745,436	5.4	5,136,284	8.5	5,963,592	9.3
tricity delivering charges	18,136	0.0	19,921	0.0	6,045	0.0	6,879	0.0
vices	27,287,276	13.7	31,433,192	15.8	9,814,669	16.3	9,008,524	14.1
vices from subsidiaries	25,877,699	13.0	31,074,027	15.6	9,355,635	15.5	8,373,766	13.1
vices from associates	9,696,383	4.9	8,564,028	4.3	4,213,891	7.0	2,909,095	4.5
of third-party assets	6,147,026	3.1	6,065,831	3.1	2,063,098	3.4	1,871,528	2.9
of subsidiaries' assets	111,300	0.1	151,061	0.1	37,100	0.1	36,650	0.1
untain community contributions and water fees	6,289,839	3.2	6,021,089	3.0	2,096,613	3.5	2,007,030	3.1
xes for the period	2,624,739	1.3	2,321,321	1.2	752,124	1.2	422,969	0.7
ier intercompany expenses	33,125	0.0	5,336,226	2.7			5,336,226	8.3
ier operating expenses	5,265,620	2.7		-	1,449,567	2.4	-1,014,757	- 1.6
ALUE ADDED (A-B)	**97,693,767**	**49.2**	**89,629,301**	**45.1**	**24,189,645**	**40.1**	**26,408,914**	**41.3**
ABOUR COST	**29,196,807**	**14.7**	**27,430,616**	**13.8**	**9,227,610**	**15.3**	**8,680,913**	**13.6**
rsonnel expenses	29,196,807	14.7	27,430,616	13.8	9,227,610	15.3	8,680,913	13.6
ROSS OPERATING INCOME (C-D)	**68,496,960**	**34.5**	**62,198,685**	**31.3**	**14,962,035**	**24.8**	**17,728,001**	**27.7**
MORTISATION, DEPRECIATION AND OVISIONS	**40,978,734**	**20.6**	**21,251,146**	**10.7**	**8,805,380**	**14.6**	**7,529,648**	**11.8**
preciation of property, plant and equipment	20,298,851	10.2	17,197,170	8.7	6,784,721	11.2	5,753,211	9.0
nortisation of intangible assets	3,428,269	1.7	3,209,040	1.6	1,313,795	2.2	1,489,249	2.3
ier writedowns of non-current assets	173,055	0.1		-	1	0.0		-
ovision for bad and doubtful accounts	9,534	0.0	53,696	0.0	9,534	0.0	23,441	0.0
ovision for specific risks	17,069,025	8.6	791,240	0.4	697,329	1.2	263,747	0.4
PERATING INCOME (E-F)	**27,518,226**	**13.9**	**40,947,539**	**20.6**	**6,156,655**	**10.2**	**10,198,353**	**15.9**
NANCIAL EXPENSES	**31,349,193**	**15.8**	**25,426,079**	**12.8**	**14,562,255**	**24.1**	**8,157,531**	**12.8**
erest expense on current account with parent company	1,110,283	0.6	1,137,584	0.6	407,095	0.7	451,417	0.7
erest on amounts due to subsidiaries	3,741,225	1.9	1,126,750	0.6	2,960,034	4.9	157,909	0.2
erest on amounts due to associates	11,226	0.0						
her financial expenses	26,197,933	13.2	23,158,010	11.7	11,193,655	18.6	7,544,485	11.8
itedowns of investments	36,350	0.0			1,466	0.0		
itedowns of long-term financial assets not considered investments								
xchange losses	252,176	0.1	3,735	0.0	5	0.0	3,720	0.0
ANCIAL INCOME	**17,213,767**	**8.7**	**15,050,160**	**7.6**	**2,536,840**	**4.2**	**3,984,456**	**6.2**
come from investments	4,913,114	2.5	3,040,944	1.5		-	-29,150	- 0.0
ancial income on current accounts with subsidiaries	8,313,526	4.2	6,870,173	3.5	2,143,830	3.6	2,127,472	3.3
her financial income	3,916,998	2.0	5,139,027	2.6	393,010	0.7	1,886,134	2.9
xchange gains	70,129	0.0	16	0.0				
OTAL FINANCIAL INCOME/EXPENSES (I-H)	**-14,135,426**	**-7.1**	**-10,375,919**	**-5.2**	**-12,025,415**	**-19.9**	**-4,173,075**	**-6.5**
INCOME BEFORE EXTRAORDINARY ITEMS (G+L)	**13,382,800**	**6.7**	**30,571,620**	**15.4**	**-5,868,760**	**- 9.7**	**6,025,278**	**9.4**
XTRAORDINARY INCOME/CHARGES	**49,927,099**	**25.1**	**12,519,598**	**6.3**	**148,397**	**0.2**		**-**
xtraordinary items	49,927,099	25.1	12,519,598	6.3	148,397	0.2		-
xtraordinary items due to defiscalisation								
PROFIT BEFORE TAX (M+N)	**63,309,899**	**31.9**	**43,091,218**	**21.7**	**-5,720,363**	**- 9.5**	**6,025,278**	**9.4**
NCOME TAX EXPENSE	**10,498,281**	**5.3**	**17,789,684**	**9.0**	**-2,332,755**	**-3.9**	**2,138,080**	**3.3**
urrent taxes	47,481,686	23.9	22,829,052	11.5	19,388,199	32.1	-5,732,684	-9.0
come/charges from the consolidated tax filing system	-36,441,285	-18.3	-16,489,622	-8.3	-20,957,197	-34.7	5,210,423	8.1
eferred tax assets	-5,801,901	-2.9	-1,002,632	-0.5	-2,395,605	-4.0	-220,637	-0.3
eferred tax liabilities	5,259,781	2.6	12,452,886	6.3	1,631,848	2.7	2,880,978	4.5
NET PROFIT FOR THE YEAR								
NET PROFIT FOR THE PERIOD	**52,811,618**	**26.6**	**25,301,534**	**12.7**	**-3,387,608**	**- 5.6**	**3,887,198**	**6.1**

AEM S.p.A.

STATEMENT OF CASH FLOWS	Financial statements at 09.30.2005	Financial statements at 06.30.2005	inancial statements at 12.31.2004	
Cash flow generated by operations during the year/period				
Net profit for the period	52,811,618	56,197,869		
Net profit for the year			153,730,202	(A)
Depreciation	20,298,851	13,514,130	26,035,224	
Amortisation	3,428,269	2,114,474	4,356,920	
Changes in assets and liabilities:				
Receivables for the sale of power and services	5,874,400	-7,239,729	22,072,421	(B)
Due from parent company	6,258,561	665,594	-911,217	(C)
Receivables from subsidiaries	115,406,970	122,208,967	-83,556,796	(D)
Receivables from associates	9,355,999	9,630,786	-5,039,091	(E)
Other receivables	-2,828,304	-791,658	-8,916,059	
Inventories	38,898	-34,012	21,371	
Accrued income and prepaid expenses	279,726	-2,432,041	17,900,684	
Trade accounts payable	-27,125,619	-30,775,484	-32,781,603	
Payables to parent company	-2,261	-70,373	24,556	
Due to subsidiaries	-42,164,315	-32,832,749	42,762,168	
Due to associates	-4,457,978	-3,424,542	5,557,300	
Other payables	21,372,687	9,324,259	-35,766,820	
Advances from customers	-4,663,875	2,354,155	5,431,302	
Accrued expenses and deferred income	5,699,770	812,324	-899,119	
Severance indemnities	698,529	698,418	1,054,808	
Other provisions	19,528,231	17,825,589	27,757,406	(F)
Total cash flow generated by operations during the year/period	**179,810,157**	**157,745,977**	**138,833,657**	
Cash flow generated by investment activities				
Net capital expenditure	-53,192,303	-36,575,276	-103,749,856	(G)
Treasury shares	12,268,531	12,268,531	-35,024,854	
Fixed asset disposals				
Investments	-576,651,945	168,089,846	-240,100,554	-1
Total cash flow generated by investment activities	**-617,575,717**	**143,783,101**	**-378,875,264**	
Free cash flow	**-437,765,560**	**301,529,078**	**-240,041,607**	
Cash flow from financing activities				
Due to banks	291,006,906	-303,993,093	108,018,892	
Financial receivables		-133,410	249,925,829	-1
Receivables in c/a from subsidiaries	82,654,656	27,588,763	-121,484,488	
Receivables in c/a from associates	-1,588			
Payables in c/a to subsidiaries	-34,431,207	61,362,907	-74,013,231	
Due to other providers of finance				
Bond loan				
Current account with the Municipality of Milan	6,558,045	-23,236,352	1,715,623	
Payables in c/a to associates		602,218		
Changes in shareholders' equity			251	
Net profit distributed	-94,615,894	-94,615,894	-89,102,370	
Total cash absorbed by financing activities	**251,170,918**	**-332,424,861**	**75,060,506**	
CHANGE IN LIQUID FUNDS	**-186,594,642**	**-30,895,783**	**-164,981,101**	
LIQUID FUNDS, BEGINNING OF YEAR/PERIOD	**208,610,216**	**208,610,216**	**373,591,317**	
LIQUID FUNDS, END OF YEAR/PERIOD	**22,015,574**	**177,714,433**	**208,610,216**	
NET FINANCIAL POSITION				
Net liquidity	22,015,574	177,714,433	208,610,216	
Financial receivables	1,136,159	1,269,569	1,136,159	
Receivables in c/a from subsidiaries	244,794,426	299,860,319	327,449,082	
Receivables in c/a from associates	1,588			
Payables in c/a to subsidiaries	-85,254,540	-181,048,654	-119,685,747	
Payables in c/a to associates		-602,218		
Current account with the Municipality of Milan	-83,374,595	-53,580,198	-76,816,550	
Due to banks	-1,041,669,757	-446,669,758	-750,662,851	
Other providers of finance				
Bond loan	-500,000,000	-500,000,000	-500,000,000	
TOTAL NET FINANCIAL POSITION	**-1,442,351,145**	**-703,056,507**	**-909,969,691**	

(1) including € 238,124,837 as a result of Fastweb S.p.A.'s bond conversion

Amounts at December 31, 2004 include the effect of "defiscalisation" (Decree 6 of 01/17/2003) for:

(A)	€	5,260,451
(B)	€	-622,281
(C)	€	-909,653
(D)	€	-1,043,310
(E)	€	-40,898
(F)	€	2,945,549
(G)	€	-5,589,858

AEM S.p.A.

STATEMENT OF CHANGES IN NET FINANCIAL POSITION

	Financial statements at 09.30.2005	Financial statements at 06.30.2005	Financial statements at 12.31.2004	
Net financial position at the beginning of the year	**-909,969,691**	**-909,969,691**	**-580,825,965**	
Cash flow generated by operations				
Pre-tax income for the period	52,811,618	56,197,869		
Net profit for the year			153,730,202	(A)
Depreciation	20,298,851	13,514,130	26,035,224	
Amortisation	3,428,269	2,114,474	4,356,920	
Changes in assets and liabilities:				
Receivables for the sale of power and services	5,874,400	-7,239,729	22,072,421	(B)
Due from parent company	6,258,561	665,594	-911,217	(C)
Receivables from subsidiaries	115,406,970	122,208,967	-83,556,796	(D)
Receivables from associates	9,355,999	9,630,786	-5,039,091	(E)
Other receivables	-2,828,304	-791,658	-8,916,059	
Inventories	38,898	-34,012	21,371	
Accrued income and prepaid expenses	279,726	-2,432,041	17,900,684	
Trade accounts payable	-27,125,619	-30,775,484	-32,781,603	
Payables to parent company	-2,261	-70,373	24,556	
Due to subsidiaries	-42,164,315	-32,832,749	42,762,168	
Due to associates	-4,457,978	-3,424,542	5,557,300	
Other payables	21,372,687	9,324,259	-35,766,820	
Advances from customers	-4,663,875	2,354,155	5,431,302	
Accrued expenses and deferred income	5,699,770	812,324	-899,119	
Severance indemnities	698,529	698,418	1,054,808	
Other provisions	19,528,231	17,825,589	27,757,406	(F)
Total cash flow generated by operations	**179,810,157**	**157,745,977**	**138,833,657**	
Cash flow generated by investment activities				
Net capital expenditure	-53,192,303	-36,575,276	-103,749,856	
Treasury shares	12,268,531	12,268,531	-35,024,854	
Investments	-576,651,945	168,089,846	-240,100,554	-1
Total cash flow generated by investment activities	**-617,575,717**	**143,783,101**	**-378,875,264**	
Free cash flow	**-437,765,560**	**301,529,078**	**-240,041,607**	
Cash flow absorbed by changes in shareholders' equity				
Changes in shareholders' equity			251	
Net profit distributed	-94,615,894	-94,615,894	-89,102,370	
Total cash flow absorbed by changes in shareholders' equity	**-94,615,894**	**-94,615,894**	**-89,102,119**	
Net financial position at the end of the year	**-1,442,351,145**	**-703,056,507**	**-909,969,691**	

NET FINANCIAL POSITION	Financial statements at 09.30.2005	Financial statements at 06.30.2005	Financial statements at 12.31.2004
Net liquidity	22,015,574	177,714,433	208,610,216
Financial receivables	1,136,159	1,269,569	1,136,159
Receivables in c/a from subsidiaries	244,794,426	299,860,319	327,449,082
Receivables in c/a from associates	1,588		
Payables in c/a to subsidiaries	-85,254,540	-181,048,654	-119,665,747
Payables in c/a to associates		-602,218	
Current account with the Municipality of Milan	-83,374,595	-53,580,198	-76,816,550
Due to banks	-1,041,669,757	-446,669,758	-750,662,851
Bond loan	-500,000,000	-500,000,000	-500,000,000
TOTAL NET FINANCIAL POSITION	**-1,442,351,145**	**-703,056,507**	**-909,969,691**

(1) including € 238,124,837 as a result of Fastweb S.p.A.'s bond conversion

Amounts at December 31, 2004 include the effect of "defiscalisation" (Decree 6 of 01/17/2003) for:

(A)	€	5,260,451
(B)	€	-622,281
(C)	€	-909,653
(D)	€	-1,043,310
(E)	€	-40,898
(F)	€	2,945,549
(G)	€	-5,589,858